websense®

2012 ANNUAL REPORT


13002337

TRITON STOPS MORE THREATS.
WE CAN PROVE IT.

WHO'S PROTECTING YOU?

TRITON STOPS MORE THREATS.
HERE'S THE PROOF.

Results from independently certified security effectiveness test conducted February 2013 (more than 2.2 million live web requests of unknown nature).

SOURCE: **MIERCOM**



150,000
100,000
50,000
0
132,111 Websense
78,452 McAfee
54,507 Blue Coat Systems
17,281 Cisco Systems
3,624 Palo Alto Networks
171 FireEye



We have the world's best content security technology and we can prove it. Through independent testing and the implementation of threat assessment tools, Websense is proving the effectiveness of the TRITON architecture every day.

21%
2012 TRITON Growth

PROVE IT

FOUNDATION FOR GROWTH

STRENGTHEN ECOSYSTEM

We have made strategic investments in sales and marketing to drive growth. These investments allow for the expansion of the TRITON platform in developed markets, growth economies and new territories.

The evolving IT landscape provides new addressable market and growth opportunities in the form of strategic alliances within the next generation IT ecosystem.





websense® TRITON®

TO OUR STOCKHOLDERS:

We have been on a mission the last few years transforming Websense into a leading content security provider. We have developed the capability to protect our customers' most valuable intellectual property by repelling and containing today's most sophisticated cyber-threats. To combat these threats, effective solutions must have a robust intelligence system, a Cloud delivery capability with deep content inspection technology, rich context about users, applications and the Internet, and a broad understanding of important corporate data. Only Websense has this combination of technology and the willingness to make the promise – TRITON stops more threats. We can prove it.

In a world that increasingly demands more advanced security solutions to stop the theft of intellectual property and vital corporate assets, customers recognize that our best-in-class TRITON security platform has unique advantages to contain malicious attacks.

The TRITON security products now protect more than 11,000 customers. Our ability to deploy both on an appliance, via the Cloud, or with a hybrid combination of the two, separates us from alternative solutions that fail to comprehensively protect against modern threats.

Throughout the year, we increased our advantage over our competitors by launching several new products, including the industry's most scalable content appliance, the modular X10G appliance, seven new industry innovations in the 7.7 release of our TRITON platform, our advanced malware defense system ACE in the Cloud for Web, and our Cloud-based anti-spear-phishing module of the TRITON platform. ACE in the Cloud, along with our TRITON anti-spear-phishing capabilities, are expected to attract more new customers to the TRITON platform as these Cloud services are highly compatible with a customer's existing security infrastructure.

In 2012, about 1,700 additional customers started protecting their intellectual property and users with our TRITON security solutions, demonstrating that our value proposition is highly differentiated and we have established a leadership position for the TRITON platform in the content security market. TRITON sales grew 21% year-over-year in 2012 and contributed 63% to total billings. Our ability to acquire new customers and often replace competitive solutions is a key indicator of the strength of the TRITON platform. Billings to these new customers increased double-digits year-over-year in 2012.

Looking to 2013, we are focused on billings and cash flow growth. We intend to:

- Execute an aggressive marketing program we call the "prove it" strategy;
- Invest in our sales force to improve coverage and address sales capacity; and
- Leverage the IT ecosystem to expand our addressable markets and growth opportunities.

Our strategy of using an integrated Cloud-appliance platform and proprietary security analytics to protect data and users wherever they reside is right for the market today and essential for solving the security issues of tomorrow. In 2013, we expect that we will continue to expand our business by creating more insertion points for our products into new accounts and continue to upgrade our install base of existing customers. We are well-positioned to address the opportunity created by trends in the evolving IT security threat environment.

On behalf of all of us at Websense, I thank you for your support, and look forward to sharing the exciting progress of this important mission we have undertaken.

Sincerely,



John McCormack
Chief Executive Officer

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Among Websense, Inc., the NASDAQ Stock Market (U.S.) and the NASDAQ Computer & Data Processing Services Stocks Index

The graph below compares the cumulative total return of Websense common stock, the NASDAQ Stock Market (U.S.) Index and the NASDAQ Computer & Data Processing Services Stocks Index, from December 31, 2007 through December 31, 2012. The graph assumes $100 was invested at the market close on December 31, 2007 in Websense common stock and in each index, with the reinvestment of dividends, although dividends have not been declared on Websense common stock. The NASDAQ Stock Market (U.S.) Index consists of U.S. companies traded on the NASDAQ Global Select, NASDAQ Global Market, and The NASDAQ Capital Market. The NASDAQ Computer & Data Processing Services Stocks Index consists of companies with a Standard Industrial Classification Code identifying them as Computer and Data Processing Services companies. The stock price performance shown in the graph may not be indicative of future stock price performance.


$140
$120
$100
$80
$60
$40
2007
2008
2009
2010
2011
2012
Websense, Inc.
NASDAQ (US)
NASDAQ Computer & Data Processing Services

Notwithstanding anything to the contrary set forth in any of Websense's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Annual Report or future filings made by Websense under those statutes, the Compensation Committee Report, the Audit Committee Report and the Stock Performance Graph are not "soliciting material," are not deemed filed with the Securities and Exchange Commission, and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by Websense under those statutes irrespective of any general incorporation language contained in any such filing.

FORWARD-LOOKING STATEMENTS. This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates," or other words indicating future results. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this report. These risks include, but are not limited to: anticipated trends in revenue and billings, including plans to increase headcount of our sales force; plans, strategies and objectives of management for future operations, including expected success of our strategic initiatives and selling new products; growth opportunities in domestic and international markets; reliance on indirect channels of distribution; anticipated product enhancements or releases; customer acceptance and satisfaction with our products, services and fee structures; expectations regarding competitive products and pricing; risks associated with launching new product offerings; changes in domestic and international market conditions; risks associated with fluctuations in exchange rates of the foreign currencies in which we conduct business; the impact of macroeconomic conditions on our customers; expected trends in expenses; anticipated cash levels, and intensions regarding usage of cash; risks related to compliance with the covenants in our credit agreement; changes in effective tax rates, laws and interpretations, and statements related to tax audits; risks related to changes in accounting interpretations or accounting guidance; the volatile and competitive nature of the Internet and security industries; and the success of our marketing programs and brand development efforts. We assume no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report.

WHAT SETS US APART:

MARKET LEADER
Integrated web security, email security, mobile security and data loss prevention (DLP) solutions.

TECHNOLOGY PIONEER
15 years classifying content and threats.
>180 patents granted or pending.
First to market with unified web/email/data security solution.

GLOBAL PRESENCE
1,600 employees in more than 35 countries.
R&D on multiple continents.
50% of revenue outside the U.S.

10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number 000-30093


RECEIVED
APR 2 9 2013
193
SECTION

Websense, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**51-0380839**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

10240 Sorrento Valley Road
San Diego, California 92121
858-320-8000
(Address of principal executive offices, zip code and telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NASDAQ Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant, as of June 29, 2012 was approximately $676.2 million (based on the closing price for shares of the registrant's Common Stock as reported by the NASDAQ Stock Market for that date). Shares of Common Stock held by each officer, director and holder of 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed affiliates. The identification of 10% or greater stockholders as of June 29, 2012 is based on Schedule 13G and/or Schedule 13D reports publicly filed before June 29, 2012. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the registrant's Common Stock, $.01 par value, as of February 13, 2013 was 36,559,257.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement to be delivered to stockholders in connection with the 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this report. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the registrant's fiscal year ended December 31, 2012.

Websense, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2012

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report on Form 10-K may contain "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates" or other words indicating future results. Such statements may include, but are not limited to, statements concerning the following:

- anticipated trends in revenues and billings, including plans to increase headcount of our sales force;
- management's plans, strategies and objectives for future operations;
- growth opportunities in domestic and international markets;
- reliance on indirect channels of distribution;
- anticipated product enhancements or releases;
- customer acceptance and satisfaction with our products, services and fee structures;
- expectations regarding competitive products and pricing;
- risks associated with launching new product offerings;
- changes in domestic and international market conditions;
- risks associated with fluctuations in exchange rates of the foreign currencies in which we conduct business;
- the impact of macroeconomic conditions on our customers;
- expected trends in expenses;
- anticipated cash levels and intentions regarding usage of cash;
- risks related to compliance with the covenants in our credit agreement;
- changes in effective tax rates, laws and interpretations and statements related to tax audits;
- risks related to changes in accounting interpretations or accounting guidance;
- the volatile and competitive nature of the Internet and security industries; and
- the success of our marketing programs and brand development efforts.

These forward-looking statements are subject to risks and uncertainties, including those risks and uncertainties described herein under Part I, Item 1A "Risk Factors," that could cause actual results to differ materially from those anticipated as of the date of this report. We assume no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report.

Websense®, our corporate logo, TRITON™, V-Series™, V5000™, V10000™, X-Series™, ThreatSeeker®, Security Labs™, PreciseID™ and SurfControl® are trademarks of Websense. All other brand names or trademarks appearing in this report are the property of their respective holders.

In this report, "Websense," the "Company," "we," "us" and "our" refer to Websense, Inc., and our wholly owned subsidiaries, unless the context otherwise provides.

Item 1. Business

Overview

We are a global provider of unified Web, email, mobile and data security solutions designed to protect an organization's data and users from external and internal threats, including modern cyber-threats, advanced malware attacks, information leaks, legal liability and productivity loss. Our customers deploy our subscription software solutions on standard servers or other information technology ("IT") hardware, including our optimized appliances, as a software-as-a-service (otherwise referred to as a cloud-based or "Cloud" service) offering, or in a hybrid hardware/Cloud configuration. Our products and services are sold worldwide to provide content security to enterprise customers, small and medium sized businesses ("SMBs"), public sector entities, and Internet service providers through a network of distributors, value-added resellers and original equipment manufacturers ("OEMs").

Organizations rely on the Internet and email to conduct business, and frequently send critical or confidential information outside their network perimeters as part of their established business processes. Accelerating use of rich Web-based applications with real-time interaction, social Web sites with user-generated content, and the rise of Cloud services, are increasing the volume and value of information transmitted across the Internet. At the same time, the cost and number of security breaches involving data loss has increased, and regulatory compliance requirements have become more stringent. These trends support the need for unified, organization-wide Web and email security solutions that include data loss prevention capabilities and address the dynamic nature of both Web content and cyber-threats.

Websense has evolved from a reseller of network security products to a leading developer and provider of IT security software solutions. Our first commercial software product was released in 1996 and controlled employee access to inappropriate Web sites. Since then, we have focused on developing our Web security and content classification capabilities to address changes in the Internet and the external threat environment. These changes include the rise of Web-based social and business applications and the growing incidence of sophisticated, timed and targeted cyber-attacks designed to steal valuable information. In 2008, we introduced the first products under our TRITON security architecture, the Websense Web Security Gateway with dynamic content classification and advanced malware protection, and the Websense Data Security Suite for monitoring and protecting an organization's valuable data assets. Since then, we have extended the TRITON platform with the introduction of the Websense Email Security Gateway and the Websense TRITON Security Gateway (combined Web, email and data security), incorporated our enterprise data loss prevention engine and policy controls in all three TRITON security gateways, added deployment options with the V10000, V5000 and X10G appliances and integrated Cloud capabilities. Our TRITON content security solutions utilize a common management and reporting console that unifies security policies and enforcement across an organization and reduces the total management burden on IT departments.

Our products use our deep content inspection, advanced content classification, and policy management technologies to:

- prevent access to undesirable and dangerous elements on the Web, including Web pages that download viruses, spyware, keyloggers, hacking tools and an ever-increasing variety of malicious code, and Web sites that contain inappropriate content;
- identify and remove malware from incoming Web content;
- manage the use of social Web sites;
- manage the use of non-Web Internet traffic, such as peer-to-peer communications and instant messaging;
- prevent misuse of computing resources, including unauthorized downloading of high-bandwidth content;
- inspect the content of encrypted Web traffic to prevent data loss, malware and access to Web sites with inappropriate content;

- filter spam, viruses and malicious attachments from incoming email and instant messages;
- protect against data theft and loss by identifying and categorizing sensitive or confidential data and enforcing pre-determined policies regarding its use and transmission within and outside an organization; and
- enable the secure use of mobile smartphones and tablets within an organization's network by providing protection from Web-based malware, malicious apps, data loss and theft of intellectual property, and by providing mobile device management features that keep mobile devices secure, minimize risk and maintain compliance.

We operate in one industry segment, as defined by U.S. generally accepted accounting principles ("GAAP").

We commenced operations in 1994 as NetPartners Internet Solutions, Inc. and in 1999, we changed our name to Websense, Inc. Our principal offices are located at 10240 Sorrento Valley Road, San Diego, California 92121.

Industry Background

Many organizations use the Internet as an integral part of their computing infrastructure, expanding their use of the Web to enable mission-critical applications such as customer relationship management, accounting, employee benefits, collaborative research and development and more. Many employees also use their organization's computing resources for recreational "Web-surfing," social networking, peer-to-peer file sharing, instant messaging and other personal matters.

As organizations create collaborative social networks with their customers, suppliers, technology partners and other stakeholders, the value and volume of confidential and sensitive data that travels across these networks increases. The growing adoption of Cloud IT architectures, Cloud offerings, and mobile devices further obscures the boundaries of organizations' networks and increases the amount of sensitive data stored outside an organization's network. Steady growth in business use of social networking sites, which are characterized by dynamic user-managed content that is vulnerable to malware injection, increases exposure to cyber-threats. At the same time, cyber-attacks targeting data have increased in sophistication, as well as scale and frequency. Securing confidential data in this environment has become a top priority for IT executives. The success of recent high-profile cyber-attacks demonstrates that traditional security solutions that are focused on broadly known threats are ineffective.

To build a sound defense against modern threats, organizations must implement security that monitors both inbound and outbound network traffic (Web pages, emails, and attached documents) for content, context and data, as well as the behavior of any embedded applications. Real-time analysis and dynamic classification of internal data, Web content, email content, and embedded applications are necessary to keep up with the social Web, newly created internal information, and mutating cyber-threats that are timed and targeted. Enforcement policies must be user-, content- and destination-aware to provide adequate protection without hindering established business processes, and policies must extend across both the Web and email communication channels. As a result, we believe there is a significant opportunity for IT security solutions that unify Web security, email security and data loss prevention technologies to continuously monitor network traffic and apply policies based on deep content analysis and dynamic classification.

Our Products and Services

Overview of our Solutions

Our products are designed to provide content security by protecting an organization's data and users from modern cyber-threats and advanced malware attacks, information leaks, legal liability and productivity loss, and can be grouped into four categories:

- Web security and filtering solutions that protect against Web-based malware and targeted cyber-attacks, and prevent access to inappropriate content;
- email security solutions that filter phishing, spam, malicious links, inappropriate images and malware from inbound email;
- mobile security solutions that protect against data loss and the theft of intellectual property, through a Cloud security service that analyzes inbound and outbound data communications; and
- data security solutions that discover the location of sensitive data within the network, monitor and prevent the movement of sensitive data in outbound Web and email traffic and at the desktop or laptop to enforce policies and prevent information leaks.

We released our first Web filtering software product in 1996 and have continually refined our Web security solution throughout the years to provide organizations the ability to restrict access to inappropriate Web content and to Web sites identified as security risks. Our Web security solution is highly scalable and utilizes the same database and classification technologies that can be found in our more advanced and integrated content security solutions. In 2007, we expanded our portfolio of software products to include email and data security offerings, establishing Websense as a leading provider of content security software solutions.

In April 2010, we integrated the management of our advanced Web, email and data security solutions on the TRITON management console to deliver unified visibility and policy management across Web, email and internal network communications. Collectively, these products allow IT administrators to protect against modern cyber-threats, targeted cyber-attacks, and information leaks, as well as mitigate the risks of legal liability and productivity loss associated with unmanaged Web use.

Our Web and email security software solutions are available installed on standard servers or other IT hardware, including pre-installed on a Websense-optimized appliance, as Cloud offerings, and in hybrid hardware/Cloud configurations. Our data security technologies are available as functionality integrated within our TRITON Web and email security gateways and Cloud offerings, or may be implemented separately as server-based software. All Websense security solutions include several reporting modules to meet the information needs of different management groups.

We sell subscriptions to our software and Cloud products generally in 12, 24 or 36 month durations, based on the number of seats or devices managed. Our TRITON content security solutions, including our TRITON security gateways, our data loss prevention products, Cloud offerings and related appliances, accounted for 63% of billings in 2012, compared with 54% in 2011 and 40% in 2010. Billings from subscriptions to our legacy Web filtering solutions, including the Websense Web Filter and Websense Web Security Suite, accounted for 37% and 46% of billings in 2012 and 2011, respectively, compared with 60% of billings in 2010. We expect sales of our TRITON solutions will be the primary driver of our billings and revenue growth for several years, while the percentage of our billings derived from our Web filtering products will continue to decline. Billings represent the amount of subscription contracts, OEM royalties and appliance sales billed to customers during the applicable period. See "Item 7 - Managements' Discussion and Analysis of Financial Condition and Results of Operation" for further detail regarding our use of the billings measurement.

Websense TRITON Solutions

Our TRITON security platform provides advanced content security by integrating our Web, email and data security technologies in a single unified security architecture designed to reduce security risks, improve compliance, protect data, improve productivity and mitigate legal liability at a reduced overall cost of ownership. At the core of the TRITON architecture is the Advanced Classification Engine (ACE), which analyzes inbound and outbound Web and email traffic using advanced analytics and contextual awareness to identify and classify security threats, sensitive internal data, and inappropriate content in real-time. The TRITON management console unifies policies and enforcement across an organization for Web, email and internal network traffic, creating a consistent security profile and reducing the overall cost of management.

Our TRITON content security solutions include Web, email and combined security gateways with or without integrated data loss prevention, along with functionally equivalent Cloud solutions, Websense-optimized appliances for mid-sized and enterprise-class organizations, and stand-alone enterprise data security solutions.

TRITON Web Security

Websense Web Security Gateway is a Web security solution that combines traditional Web filtering with dynamic content scanning and classification using our ACE Classification Engine. The ACE Classification Engine uses analytics generated by our ThreatSeeker Network, which scans billions of Web sites, emails and other content to identify new threats. The analytics used by the ACE Classification Engine detect and block new and uncategorized threats and inappropriate content. Additionally, our Websense Security Labs technology populates our master database of uniform record locators ("URLs"), protocols, applications and malware using a proprietary process of automatic content assessment and classification, with manual verification as necessary. With our Web Security Gateway, customers can proactively discover and mitigate new security risks, block dangerous malware, prevent access to inappropriate content, and manage social networking use, while still enabling the use of Web-based tools and applications for business and other productive use.

Our Web Security Gateway can be deployed on standard servers or other IT hardware or on a Websense-optimized appliance. Websense Web Security Gateway Anywhere expands our Web Security Gateway product with the addition of our enterprise data loss prevention security engine and hybrid Cloud deployment options, all managed from the TRITON management console. Hybrid hardware and Cloud deployment allows IT administrators to implement policies across the organization, regardless of the location of the user or mobile device.

TRITON Email Security

Websense Email Security Gateway is an appliance-based gateway solution that scans outbound and inbound email traffic to perform content filtering and policy enforcement within an organization. Our email software blocks threats such as spam, phishing attacks and viruses, and protects confidential data within email and attachments, providing compliance functionality and enterprise-grade data security, all managed from the TRITON management console. Integrated data security technology protects against data theft and leaks via email by monitoring outbound email traffic, including attachments, and enforcing customer-specific data security policies. Our Email Security Gateway can be deployed on standard servers or other IT hardware or on a Websense-optimized appliance. Websense Email Security Gateway Anywhere expands our Email Security Gateway product with the addition of our hybrid Cloud deployment options. Hybrid hardware and Cloud deployment allows IT administrators to prefilter inbound email traffic in the cloud for malware and spam, reducing bandwidth needs for inbound email, and filter outbound emails for content and data loss prevention.

TRITON Cloud Security

The Cloud deployment model eliminates the need for customers to maintain an on-site server-based solution and provides centralized policy management for any type of IT environment, including environments with remote locations, home offices, and mobile devices. Websense Cloud Security provides real-time security scanning and content classification and is functionally equivalent to our server-based solutions. The services include advanced features such as clientless authentication for users, a lightweight endpoint client to prevent users from bypassing security controls. Our Web and email Cloud solutions are managed from the TRITON management console in the cloud and can be deployed as complete filtering and security solutions, or layered with existing server-based Web and email security solutions to provide additional protection from malware and undesirable content.

Websense Cloud Web Security. Websense Cloud Web Security directs customer Web traffic to our centralized servers and enforces the same security and acceptable use policies to mobile and remote users that are applied to server-based users.

Websense Cloud Web Security Gateway. Websense Cloud Web Security Gateway combines Web security with dynamic content scanning and classification by our ACE Classification Engine, with Cloud deployment to protect against both previously known and new unclassified threats. With Websense Cloud Web Security Gateway, customers can proactively discover and mitigate new security risks, block dangerous malware, prevent access to inappropriate content, and manage social networking use, while still enabling the use of Web-based tools and applications for business and other productive use.

Websense ACE in the Cloud. Websense ACE in the Cloud integrates our ACE Classification Engine with existing network defenses for added protection against advanced threats, phishing and targeted attacks, and provides online real-time ACE security defenses for Web requests via a simple proxy forwarding link from existing proxy gateways. This solution is deployed through a Cloud service and offers customers an additional layer of protection by providing contextual awareness, composite risk scoring and multi-layered, real-time analysis of Web threats. Often potential customers are locked into existing networking equipment that is not due to be replaced for a year or more. With ACE in the Cloud these customers can deploy modern malware defenses by adding a Cloud security blanket.

Websense Cloud Email Security. Websense Cloud Email Security directs customer email traffic to our centralized servers. Incoming email traffic is scanned for phishing, spam, inappropriate content, malicious links and embedded malware without the need for a customer to install software on an on-premise server, eliminating undesirable content before it reaches a customer's network. Our service will also encrypt emails containing sensitive data before forwarding such email to its destination.

TRITON Mobile Security

Websense TRITON Mobile Security enables the secure use of mobile devices in an organization's network by providing Web security, mobile malware protection, application controls and reporting for mobile devices. This solution also has the ability to be paired with our email and data security solutions to protect against data loss and the theft of intellectual property.

TRITON Mobile Security provides organizations with:

- real-time security protection from threats targeted at mobile devices;
- mobile device management functions such as encryption, password enforcement, detection of privilege escalation, and remote lock and erase capabilities;
- applications controls which provide the ability to push and pull corporate applications to and from mobile devices; and
- support for separate policies for mobile corporate and personal devices.

Websense Data Security

Our data security solutions protect against the loss of confidential information and data due to internal threats, such as inadequate business process controls, employee error and malfeasance, and external threats, such as theft by undetected malicious code embedded in the network. In addition to offering stand-alone data security solutions, we have integrated our data security engine and policy controls with our Web and email security solutions under the TRITON architecture. This integrated approach allows managers to set comprehensive internal and external data use policies that enable critical business processes while preventing unauthorized transmission of sensitive data via email or the Web, or by download to devices utilizing the universal serial bus ("USB") protocol or other exchange technologies.

Websense Data Security Suite is an integrated data security solution that protects against data loss by identifying and categorizing sensitive or confidential data based on its characteristics, monitoring the movement of sensitive data throughout the network and enforcing pre-determined usage and movement policies. Additionally, the Websense Data Security Suite can be managed within the TRITON management console for an integrated content security solution that extends beyond the internal network. Customers can also purchase modules of the Websense Data Security Suite separately as they develop and deploy their data security policies.

Websense Data Security Suite:

- discovers and identifies data stored on a network-connected device (data-at-rest);
- monitors and prevents sensitive data from unauthorized distribution in outgoing and internal communications, including transmission through traditional and Web-based email, instant messaging and file and hypertext transfer protocols (data-in-motion);
- automates enforcement of policies for data-in-motion to authorized recipients;
- monitors and prevents unauthorized copying of highly sensitive files to USB devices and other portable media, or printing to hardcopy paper; and
- audits and reports the distribution and use of confidential data against regulatory and internal security policy requirements.

Separate modules include:

- Websense Data Discover. Websense Data Discover remotely scans specified network files, shared drives, databases, email servers, data repositories, and desktop computers to discover and classify confidential data, including Cloud sales force data. Data Discover enforces data protection policies by applying actions including encryption, file removal, file replacement, notification, auditing, logging, and custom scripts.

- Websense Data Security Gateway. Websense Data Security Gateway offers network-based data loss protection, securing sensitive data from inadvertent or deliberate transmission outside the network. It monitors not only common network channels of communication such as Web and email, but also file transfer protocols, instant messaging, peer-to-peer communications, and other forms of communication for sensitive data.

- Websense Data Endpoint. Websense Data Endpoint extends the visibility and control to client endpoints to identify what data is confidential, who is using the data, how it is being used and where the data is being transferred. Websense Data Endpoint enables organizations to enforce policies in the endpoint environment, on or off network, including fingerprint data.

The Websense Data Security Suite includes built-in policy templates for simple policy creation by the end users and a sophisticated policy engine to address the most common compliance requirements for United States federal and state regulations, as well as industry regulations such as the Payment Card Industry Data Security Standard (PCI DSS) and Check 21 Act, Canada's Personal Information Protection and Electronic Documents Act (PIPEDA), and international government and banking regulations for the European Union, United Kingdom, Israel, South Africa, Australia and Singapore. These templates are automatically updated as regulations change.

TRITON Combined Security Solutions

Websense TRITON Security Gateway Anywhere. Websense TRITON Security Gateway Anywhere combines the functionality of the Web and email security gateways into one consolidated gateway solution consisting of a unified platform, unified content analysis, and unified management capabilities. Security analytics powered by our ACE Classification Engine provides malware protection and data loss prevention. Websense TRITON Security Gateway Anywhere is available on our appliances and in a hybrid deployment which combines our optimized appliance and our Cloud platform to extend security policies to remote offices, users and devices efficiently.

Websense TRITON Enterprise. Websense TRITON Enterprise provides security to organizations seeking a highly flexible, scalable, and effective solution designed to provide Web, email and data security across the enterprise, from the desktop to mobile users. Websense TRITON Enterprise includes the entire Websense TRITON solution portfolio, including Web and email security gateways with built-in data loss prevention security, Cloud Web and email security offerings, and end-point data loss prevention.

Appliances

V-Series. Our V-Series appliances, including our V10000 and V5000 appliances, are standard server platforms optimized for our security software products. They offer a combination of performance and flexibility that simplifies deployment of our solutions for our customers by consolidating multiple security functions in a single hardware platform. V-Series appliances significantly reduce deployment time and operational costs of the Websense TRITON Security Gateways, while meeting scalability requirements for small and mid-sized enterprises. V-Series appliances also integrate with our Cloud platform to offer customers the flexibility to combine server-based and Cloud solutions to maximize effectiveness for all users and devices, regardless of location.

X-Series. Our X-Series appliances utilize a modular chassis architecture to deliver very large enterprises a highly available and scalable system with the necessary real-time data-aware contextual defenses that defend against advanced malware and prevent data theft of intellectual property. X-Series appliances are interoperable with our V-Series appliances and can be synchronized with our Cloud platform to allow an organization to deploy security policies to off-site users and to connect remote offices. Our first X-Series appliance, the X10G, was introduced in the fourth quarter of 2011 and includes a 10 gigabit Ethernet interface and supports up to 16 blades and scales from 10,000 to 100,000 users per chassis.

Web Security and Filtering Solutions

Our Web security and filtering solutions mitigate the productivity loss and legal exposure associated with unmanaged employee Web use and prevent access to Web sites identified as security risks. These solutions are deployed in conjunction with an organization's network gateway platform (such as a proxy server or firewall) and manage employee Web use by applying pre-determined policies to Web content classified in more than 95 categories in our master database. The policy management software provides multiple options for monitoring, analyzing and reporting on Internet activity and the risks associated with employee computing.

Websense Web Security Suite

Websense Web Security Suite combines the functionality and database categories of the basic Websense Web Filter with additional security-specific categories, as well as several additional services, including Real Time Security Updates. Websense Web Security Suite enables organizations to manage acceptable use policies and block access to sites associated with spyware, phishing, keylogging and other threats. Additionally, advanced application and network protocol controls mitigate risks associated with social networking applications, peer-to-peer communications and instant messaging applications, among others.

- Security Categories. Security categories augment the basic Web filtering database categories with categories for spyware and phishing Web sites, as well as sites compromised with malicious code. Beyond sites identified as hosting known and potential exploit code, these categories also include sites likely to contain little or no useful content, sites that camouflage their true nature or identity, and sites that employees can access to utilize hacking tools.
- Real Time Security Updates. Real Time Security Updates use Cloud technology to deliver security category updates as new Web and application-based threats are identified and categorized by Websense Security Labs and our ThreatSeeker Network.

Websense Web Security Suite can be deployed on standard servers or other IT hardware, including Websense-optimized appliances, or as a Cloud offering. The Cloud deployment model eliminates the need for the customer to maintain an on-site server-based solution and provides centralized policy management for any type of IT environment, including environments with remote locations, home offices, and mobile devices.

Websense Web Filter

Websense Web Filter enables employers to proactively analyze, report and manage employee access to Web sites based on the content of the requested Web site. Our software application works in conjunction with network user directories and our database of categorized Web sites populated by our Security Labs technology and our Threatseeker Network to provide patented flexibility for managers when customizing, implementing and modifying Internet access policies for various groups, user types and individuals. A graphical user interface simplifies policy definition and implementation. Once policies have been established, the filtering software examines each Internet access request, determines the category of the requested Web site and applies the policies that have been defined by the customer. The breadth and specificity of our Web site categorization provide flexibility in selecting which types of material should be allowed, blocked or reported.

Additional Websense Products and Services

SurfControl Products

Through our acquisition of SurfControl plc ("SurfControl") in October 2007, we acquired certain products for which we do not have long-term plans.

We continue to sell renewal subscriptions to SurfControl Web Filter and SurfControl Mobile Filter, and have enhanced these solutions by supplementing the SurfControl URL database with additional Web filtering and security coverage provided by Websense Security Labs and ThreatSeeker technology. We no longer accept new subscriptions to these products from customers.

Additional Services

Standard Technical Support. Standard technical support is included with every software subscription and includes phone and email access to technical support engineers during normal business hours and unlimited access to My Websense, our secure Web portal, and the Websense Knowledgebase. The Knowledgebase includes constantly updated product-support related documentation, tutorials, articles and frequently asked questions, as well as on-line customer forums and technical and security alerts.

Premium Technical Support. Premium technical support augments standard technical support with access to global support centers twenty-four hours a day and seven days per week, via a dedicated telephone number and priority email support. This service targets one-hour response times for the highest severity issues. Premium technical support is required for Websense TRITON Solutions, Websense Web Security Gateways and Websense Data Security Suite purchases.

Mission Critical Support. Mission Critical Support combines all the benefits of premium technical support with superior technical response coordinated by a dedicated account manager. Mission critical support also includes architecture reviews, migration planning assistance, training recommendations and periodic account reviews.

Professional Services. Websense Professional Services assists customers through consulting engagements staffed by Websense certified engineers who assess, plan, design and optimize Websense Web, email, mobile or data security solutions for the customers' business environment.

Customers

Our customers range from companies with as few as 10 employees to large global organizations, government agencies and educational institutions in approximately 150 countries around the world. Ingram Micro, one of our broad-line distributors in North America, accounted for approximately 28% of our total revenues during 2012 and 2011 compared with 31% of our total revenues during 2010. Ingram Micro sold subscriptions through approximately 1,100 resellers in North America in 2012.

Sales, Marketing and Distribution

Sales. Our goal is to increase sales to new customers and increase subscription renewals, upgrades and other incremental business to existing customers by expanding our security offerings and increasing the number and productivity of the resellers and distributors who sell our products to end-user customers worldwide. In addition, we increased headcount in our sales force in the fourth quarter of 2012 and plan to further increase headcount in 2013 to expand sales capacity.

We sell our products and services primarily through multi-tiered indirect channels comprised of distributors and value-added resellers with substantial support from our internal sales team and sales engineers. For 2012, 2011 and 2010, indirect channel sales comprised approximately 95% of total billings and revenues. We expect that the large majority of our billings and revenues will continue to be derived from sales through indirect channels, including distributors and value-added resellers. We also have several arrangements with OEMs that grant the OEM customers the right to incorporate our products into their products for resale to end users.

In North America, we use Ingram Micro, Arrow Enterprise Computing Solutions and ComputerLinks to distribute our products and provide credit facilities, marketing support and other services to regional and local value-added resellers who sell to end-user customers. Our agreements with Ingram Micro, Arrow Enterprise Computing Solutions and ComputerLinks are not subject to any minimum sales obligations or obligations to market our products to existing customers. All agreements are non-exclusive and either party to each agreement may terminate the agreement at any time without cause.

We sell our products internationally to distributors and resellers in approximately 130 countries, who in turn sell our products to customers in approximately 150 countries. No international distributor accounted for more than 10% of our revenues in 2012. In 2012 we derived 52% of our revenues from international sales compared with 50% in 2011 and 2010. Revenues generated in the United Kingdom comprised approximately 12%, 11% and 13% of our total revenues during 2012, 2011 and 2010, respectively. See Note 4 to the consolidated financial statements for further explanation of our revenues based on geography. We believe international markets represent a significant growth opportunity and we are continuing to expand our international operations, particularly in selected countries in the European, Asia/Pacific and Latin American markets. Our continuing reliance on sales in international markets exposes us to risks inherent in foreign sales. See "Item 1A. Risk Factors - Sales to customers outside the United States have accounted for a significant portion of our revenues, which exposes us to risks inherent in international sales" for further details on this exposure.

We also sell directly to resellers that specialize in security software through our Enterprise Alliance Partner program. These resellers work closely with a team of Websense territory managers and sales engineers to target potential customers and often build implementation services around our products, particularly our advanced TRITON content security solutions.

Our channel sales efforts are coordinated worldwide through an internal channel sales team located in our key markets. Our internal sales force supports our channel sales by generating leads and helping close sales. In addition, certain customers, who are typically large organizations, from time to time require that we sell directly to them. As part of our strategy to expand our subscription business to existing customers and to grow sales to new customers through expanded market coverage, we increased headcount in our sales force in the fourth quarter of 2012 and plan to further increase headcount in 2013.

Marketing. Our marketing efforts are designed to increase recognition of Websense as a leading provider of unified Web, email, mobile and data security solutions, raise awareness of the potential risks to employees and sensitive data from unprotected use of the modern Web, and generate qualified sales leads for our channel partners. We provide potential customers and channel partners with free trials of our security software and appliances, typically for 30-day periods.

We focus our marketing activities to business executives, including IT and information system security professionals, upper level management and human resources personnel. We actively manage our public relations programs, communicating directly with technology professionals and the media in an effort to promote greater awareness of the growing problems caused by modern cyber-threats, such as advanced malware attacks, viruses, spyware, phishing, and keylogging, as well as internal security threats such as the loss of confidential data and employee misuse of the Internet and other computing resources at work.

Our marketing initiatives include:

- jointly marketing with our distributors to recruit additional value-added resellers and to increase awareness for Websense solutions with existing resellers;
- advertising online and in high-technology trade magazines, management journals and other business-oriented periodicals;
- participating in and sponsorship of trade shows and industry events;

- providing subscriptions to security alerts from Websense Security Labs, which inform subscribers of newly identified security threats;
- holding seminars, webinars, and training sessions for our sales organization and reseller partners, as well as customers and prospective customers;
- holding speaking engagements on topics of interest to our customers and prospective customers;
- utilizing our Web site and other social media outlets to communicate with our customers and provide product and company information to interested parties; and
- distributing materials about Websense and our products, solutions, technologies, partnerships and benefits.

Technology Integrations. Our solutions integrate with a variety of network and IT platforms and our objective is for Websense security solutions to be effective in any network environment desired by a customer.

Customer Service, Training and Support

We believe that superior customer support is critical to retaining and expanding our customer base. Our technical support group provides dependable and timely resolution of customer technical inquiries and is available to customers by telephone, email and over the Web. We also proactively update customers on a variety of topics, including release dates of new products, updates to existing products and other technical alerts. We monitor the performance of our technology and support on an ongoing basis and seek to continuously enhance our performance levels.

Our training services group delivers education, training, certification and pre-sales support to our resellers and customers. We also offer the TRITON Solution Technical Enablement Program, an online and instructor-led training and certification program on TRITON content security solutions and Websense Web filtering, to enable our partners to deliver superior service and value to our joint customers.

Research and Development

We maintain research and development facilities in San Diego and Los Gatos, California; Reading, England; Beijing, China and Ra'anana, Israel. Our research and development department is divided into several groups, which include content operations, security research, software development, quality and assurance, and documentation. Individuals in different locations are grouped along product lines and work as part of cross-disciplinary teams designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In 2012, 2011 and 2010, we spent approximately $63 million, $58 million and $54 million, respectively, on research and development activities.

Competition

The market for our products is highly competitive, quickly evolving and subject to rapid technological change. Increased competition and pricing pressures generally could result in reduced sales, reduced renewals and/or declining seat counts from existing customers, reduced margins or failure of our products to achieve or maintain more widespread market acceptance. Competitors vary in size and in the scope and breadth of the products and services they offer. The competitive environments in which we operate and the principal competitors within each environment are described below.

TRITON Solutions for Content Security

Web Security. Our principal competitors offering Web security software solutions include companies such as McAfee (acquired by Intel), Symantec, Trend Micro, Check Point Software Technologies, Cisco Systems, Blue Coat Systems, Microsoft, Google, Webroot Software, SafeNet, Actiance, EdgeWave, FireEye, Trustwave, Clearswift, Sophos, Kaspersky Lab, AhnLab, IBM, Panda Security, F-Secure, Commtouch, CA Technologies, Juniper Networks, Palo Alto Networks, Black Box Network Services and Barracuda Networks.

Email Security. Our principal competitors offering messaging or email security solutions include companies such as McAfee, Symantec/Message Labs, Google, Cisco Systems, Barracuda Networks, SonicWALL, Trend Micro, Microsoft, Axway, Sophos, Proofpoint, Clearswift, Commtouch, Zix, WatchGuard Technologies, Trustwave, Webroot Software, EdgeWave, Zscaler and Fortinet.

Mobile Security. Our principal competitors offering mobile security solutions include companies such as Symantec, McAfee, AirWatch, Good Technology and MobileIron.

Data Security. Our principal competitors offering data loss prevention solutions include companies such as Symantec, Verdasys, Trustwave, EMC, McAfee, IBM, Trend Micro, Proofpoint, Palisade Systems, CA Technologies, Raytheon, Intrusion, Fidelis Security Systems (acquired by General Dynamics), GTB Technologies, Workshare, Check Point Software Technologies and Code Green Networks; and companies offering desktop security solutions, such as Check Point Software Technologies, Cisco Systems, McAfee, Microsoft, Symantec, CA Technologies, Sophos, Webroot Software, IBM and Trend Micro.

Web Filtering Solutions

Our principal competitors offering Web filtering solutions, including through specialized security appliances, include companies such as McAfee, Symantec, Trend Micro, Check Point Software Technologies, Cisco Systems, Blue Coat Systems, Microsoft, Google, Webroot Software, SafeNet, Actiance, EdgeWave, FireEye, Trustwave, Clearswift, Sophos, Kaspersky Lab, AhnLab, IBM, Panda Security, F-Secure, Commtouch, CA Technologies, Palo Alto Networks, Fortinet, Barracuda Networks and SonicWALL.

We also face current and potential competition from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, enhance, develop and/or bundle products to include functions that are currently provided primarily by network security software. We compete against and expect increased competition from anti-virus software developers, firewall providers, traditional network management software developers, Web management service providers and providers of other software-based compliance solutions.

We believe that the principal competitive factors affecting the markets for our products include, but are not limited to:

- performance
- quality
- introduction of new products
- brand name recognition and reputation
- price
- functionality
- innovation
- customer support
- frequency of upgrades and updates
- lower cost of ownership
- integration and manageability of products
- threat research

We believe that we compete effectively in each of these areas. However, many of our current and potential competitors, such as Symantec, McAfee, Trend Micro, Cisco Systems, Check Point Software Technologies, Google and Microsoft, have significantly greater financial, technical, marketing or other resources. They may have significantly greater name recognition, established marketing and channel relationships, both in the United States and internationally, better access to SMB and enterprise customers, and a larger installed base of users. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality of their products to address customer needs or may be acquired by a corporation with significantly greater resources. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Intellectual Property Rights

Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright, patent and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and the Websense brands. We generally distribute our products under subscription agreements that grant customers a right to use our products and receive daily database updates for a specified time period and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, our policy is to enter into confidentiality and invention assignment agreements with all employees and consultants, and nondisclosure agreements with all other parties to whom we disclose confidential information. These protections, however, may not be adequate to protect our intellectual property rights.

We have registered our Websense trademark in the United States, Japan, the European Union, Canada, Australia, China, Switzerland, Norway, Mexico, Colombia, Argentina, Singapore, South Africa, Taiwan, Brazil, Iceland, India, Morocco, Peru, Chile, Hong Kong, Jordan, New Zealand, Russia and Turkey. In addition, we have registrations for other Websense trademarks pending in several countries. Effective trademark protection may not be available in every country where our products are available.

We seek to protect the source code of our products as trade secrets and as unpublished copyrighted works. We currently have 40 patents issued in the United States, 37 patents issued internationally, 32 patent applications pending in the United States and 79 pending international patent applications that seek to protect our proprietary database and certain Web filtering technologies, ThreatSeeker Web security technology, our ACE Classification Engine and data loss prevention and content distribution technology, including our PreciseID digital fingerprinting. No assurance can be given that any pending patent applications will result in issued patents. Our patents cover features of our product offerings that we believe help differentiate our products.

Employees

As of December 31, 2012, we had 1,609 employees worldwide, including 267 in cost of revenue departments, 665 in selling and marketing, 545 in research and development and 132 in administration. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Web Site Access to Securities and Exchange Commission Filings

We maintain a Web site at *www.websense.com*. The content of our Web site is not part of this Annual Report on Form 10-K. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available free of charge on our Web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Executive Officers of the Registrant

Our executive officers and their ages as of February 13, 2013 are as follows:

Name	Age	Position(s)
John McCormack	53	Chief Executive Officer
Michael A. Newman	43	Executive Vice President, Chief Financial Officer
Didier Guibal	50	Executive Vice President, Worldwide Sales
Russ Dietz	49	Executive Vice President, Chief Technology Officer
Christian Waage	46	Vice President, General Counsel and Corporate Secretary

John McCormack became Websense's Chief Executive Officer in January 2013. Mr. McCormack previously served as Websense's President from April 2009 to January 2013 and as Senior Vice President, Product Development of Websense from July 2006 to April 2009. He has been a director of Websense since January 2013. Prior to joining Websense, Mr. McCormack was Vice President of Engineering for Symantec, a publicly-traded security software company. Mr. McCormack joined Symantec through the acquisition of Sygate Technologies, Inc., a provider of network access software, where he was Senior Vice President of Product Development from May 2004 to October 2005. From 1997 to 2004, Mr. McCormack served in various capacities for Cisco Systems, Inc., a publicly-traded computer hardware and software company, lastly as General Manager of the Secure Managed Networks Business Unit. Mr. McCormack received his M.S. in Information Management from the Engineering Management School of the George Washington University and a B.S. in Computer Science from the University of New Hampshire.

Michael Newman was appointed Executive Vice President, Chief Financial Officer of Websense in April 2012. Mr. Newman previously served as Senior Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary of Websense since December 2010 and as interim Chief Financial Officer since September 2011. From August 2007 to December 2010, Mr. Newman served as Websense's Senior Vice President, General Counsel and Corporate Secretary and, from September 2002 to August 2007, as Websense's Vice President and General Counsel. From April 1999 to September 2002, Mr. Newman served in the legal department of Gateway, Inc., a publicly-traded personal computer manufacturer, and prior to that, Mr. Newman practiced as an attorney with Cooley LLP and Latham & Watkins LLP, two of California's leading law firms. Mr. Newman received his B.S. in Business Administration from Georgetown University, and a J.D. from Harvard Law School.

Didier Guibal has served as Websense's Executive Vice President, Worldwide Sales, since July 2009. Mr. Guibal was previously President of Panda Security, a provider of IT security solutions from April 2008 to October 2008. At Panda Security, Mr. Guibal was responsible for overseeing all aspects of the company's fully owned subsidiary which sells and supports both corporate and consumer security products to the US market. From May 2000 to January 2007, Mr. Guibal was a Vice President of Sales at Rightnow Technologies, Inc., a provider of Cloud enterprise solutions. From April 1996 to April 2000, Mr. Guibal was employed by McAfee, Inc., ultimately serving as Vice President of Sales-Americas. Mr. Guibal received his Master's degree in Business from Sup de Co-Business School in Montpellier, France.

Russ Dietz has served as Websense's Executive Vice President, Chief Technology Officer, since November 2012. Mr. Dietz was previously Corporate Vice President and Chief Technology Officer of SafeNet, Inc., a worldwide provider of data protection software, from February 2009 to November 2012. At SafeNet, Mr. Dietz led global research and development operations and the strategic positioning and migration of new technologies into the company's portfolio. From August 2000 to January 2009, Mr. Dietz served as Vice President and Chief Technology Officer of Hifn, Inc. a semiconductor manufacturer of security processors that was subsequently acquired by Exar Corporation in April 2009. At Hifn, Mr. Dietz developed and implemented strategic plans for network and storage, capacity optimization and other security processing solutions. From October 1995 to August 2000, Mr. Dietz served as Vice President and Chief Technology Officer of Apptitude, Inc., a provider of embedded Internet traffic analysis solutions that was subsequently acquired by Hifn. From April 1989 to October 1995, Mr. Dietz served as Vice President of Engineering for Technically Elite, Inc., a network management and monitoring solutions and services company.

Christian Waage has served as Vice President, General Counsel and Corporate Secretary of Websense since July 2012. From March 2008 to July 2012, Mr. Waage served as Vice President, General Counsel and Corporate Secretary of Ardea Biosciences, Inc., a biotechnology company. At Ardea Biosciences, Mr. Waage was responsible for all legal affairs, including SEC reporting and compliance, corporate governance, corporate development and licensing operations, and also oversaw the strategic acquisition of the organization by AstraZeneca PLC. From September 1997 to February 2008, Mr. Waage practiced as a corporate and securities attorney with DLA Piper US LLP, one of the world's leading law firms. Mr. Waage received his B.A. in Economics from the University of California, San Diego, and a J.D. from the University of San Diego School of Law.

Item 1A. Risk Factors

In addition to the other information in this report, including the important information in "Forward-Looking Statements," you should carefully consider the following information in evaluating our business and our prospects. The risks and uncertainties described below are those that we currently deem to be material and that we believe are specific to our company and our industry. In addition to these risks, our business may be subject to risks currently unknown to us. If any of these or other risks actually occur, our business, financial condition, results of operations and cash flows may be adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in Websense.

Our future success depends on our ability to sell new, renewal and upgraded subscriptions for our security products.

We expect that a majority of our billings for 2013 will be derived from our TRITON content security solutions, including the TRITON security gateways, our data loss prevention products, related appliances and Cloud offerings sold with or without appliances. We also expect the percentage of our billings derived from our legacy Web filtering products will decline in 2013, relative to 2012, as many of our customers transition to our TRITON products or to lower-priced products sold by our competitors. Our billings and revenue growth are dependent on sales of security products to new customers and to customers who upgrade products upon renewal, which must also offset declines in sales from the renewals of Web filtering subscriptions. We also depend upon enterprise customers for a substantial portion of our sales. If we cannot sufficiently increase our customer base with the addition of new customers and upgrade subscriptions for additional product offerings from existing customers or renew a sufficient number of customers, we will not be able to grow our business to meet expectations.

Subscriptions to our software and Cloud products generally have durations of 12, 24 or 36 months. Our billings and revenues depend upon maintaining a high rate of sales of renewal subscriptions and upselling additional product offerings to existing customers as well as new customer sales. Our customers have no obligation to renew their subscriptions upon expiration, and if they renew, they may elect to renew for a shorter duration than the previous subscription period. For example, our customers may elect to renew subscriptions for shorter durations and may reduce their subscribed products due to contractions of work forces of their respective organizations as a result of adverse macroeconomic conditions. This may require us to undertake increasingly costly sales efforts targeting senior management and other management personnel associated with our customers' Internet and security infrastructure. We may not be able to maintain or continue to generate increasing revenues from existing customers.

Volatility in the global economy and macroeconomic conditions may adversely impact our business, results of operations, financial condition or liquidity.

The global economy has experienced periods of significant volatility characterized by the bankruptcy, failure, collapse or sale of various financial institutions and the intervention from governments and regulatory agencies worldwide. We believe that financial distress and associated headcount reductions implemented by certain of our end user customers in response to this volatility have caused these customers to choose shorter contract durations and/or reduce the number of seats under subscription and in some cases, have caused customers not to renew contracts at all. While the number of distressed customers appears to have stabilized, we expect this trend to continue until and unless there is a broad worldwide economic recovery and positive job growth. These trends, most recently in continental Europe, have negatively impacted the duration and scope of contract renewals in certain countries or regions in the world and, in some cases, resulted in customer losses. Our average contract duration may be volatile as we seek contract renewals without eroding our average contract price for our products and seek to sell subscriptions to our TRITON and gateway security products which may have longer durations and may depend on product mix. Credit markets may also adversely affect our resellers through whom our distributors distribute products and limit the credit value-added resellers may extend to their customers. The volatility of currency exchange rates can also significantly affect sales of our products denominated in foreign currencies. In addition, events in the global financial markets may make it difficult for us to access the credit markets or to obtain additional financing or refinancing, if needed, on satisfactory terms or at all.

If our security gateway products, data loss prevention products, Cloud offerings and our appliance platforms are unable to achieve more widespread market acceptance our business will be seriously harmed, particularly as Web filtering products continue to commoditize.

Our ability to generate revenue growth depends on our ability to continue to diversify our offerings by successfully developing, introducing and gaining customer acceptance of our new products and services, particularly our TRITON security gateway offerings as our Web filtering products have become more of a commodity. We sell our Websense Web Security Gateway products as well as our V-Series and X-Series appliances pre-loaded with our software to address emerging Web threats. We also sell the Websense Data Security Suite, our data loss prevention offering, Websense Cloud Web Security and Websense Cloud Email Security, our Cloud offerings, TRITON Mobile Security, our mobile device security solution released in 2012, and Websense Email Security, our email filtering solution. We offer our products with TRITON, our unified Web, email, mobile and data security solution, which combines our products into a single platform. We may not be successful in achieving market acceptance of these or any new products that we develop and may be unsuccessful in obtaining incremental sales as a result. If our products fail to meet the needs of our existing and target customers, or if they do not compare favorably in price, features and performance to competing products, our operating results and our business will be significantly impaired. If we fail to continue to upgrade and diversify our products, we could lose revenues from renewal subscriptions for our Web filtering products as these products continue to suffer from commoditization.

Our V-Series and X-Series appliance platforms expose us to risks inherent with the sale of hardware such as product delays and pricing fluctuations.

The hardware for our appliances is primarily manufactured by a single third-party manufacturer, and a single third-party logistics company provides related logistical services, including product configuration and shipping. Our ability to deliver our appliances to our customers could be delayed if we fail to effectively manage our third-party relationships or if our hardware manufacturer or logistics provider experiences delays, disruptions or quality control problems in manufacturing, configuring or shipping the appliances. If our third-party providers fail for any reason to assemble and deliver the appliances with acceptable quality, in the required volumes, and in a cost-effective and timely manner, it could be costly to us, as well as disruptive to product shipments. In addition, supply disruptions or cost increases could increase our cost of goods sold and negatively impact our financial performance. If we are required to change our third-party hardware manufacturer and/or logistics provider, we may be unable to deliver our appliances to our customers on a timely basis which could result in loss of sales and existing or potential customers and could adversely affect our business and operating results. Our appliance platforms may also face greater obsolescence risks than our pure software products.

Our revenues are derived almost entirely from sales through indirect channels and we depend upon these channels to create and capitalize on demand for our products.

Our revenues have been derived almost entirely from sales through multi-tiered indirect channels, including value-added resellers, distributors and OEM customers that sell our products to end users, providers of managed Internet services and other resellers. Ingram Micro, one of our broad-line distributors in North America, accounted for approximately 28% of our revenues during the year ended December 31, 2012. Should Ingram Micro or any of our other distributors experience financial difficulties, difficulties in collecting their accounts receivable or otherwise delay or prevent our collection of accounts receivable from them, our revenues and cash flow would be adversely affected. Also, should our resellers be subject to credit limits or have financial difficulties that limit financing terms available to them, our revenues and cash flow could be adversely affected. Our indirect sales model involves a number of additional risks, including:

- our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers;
- we cannot control the level of effort our resellers and distributors expend or the extent to which any of them will be successful in marketing and selling our products;
- we cannot ensure that our channel partners will market and sell our newer product offerings such as our X-Series appliances or our mobile security solutions;
- providers of networking hardware, OEM customers and other value-added resellers that incorporate our products into, or bundle our products with, their products may fail to provide, or restrict us from providing, adequate support services to end users of these integrated product offerings, harming our reputation and brand, or may decide to develop or sell competing products instead of our products;
- our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause; and
- our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions and other terms offered by our competitors.

Our ability to increase meaningfully the amount of our products sold through our sales channels also depends on our ability to support these channel partners adequately and efficiently with, among other things, appropriate financial incentives to encourage pre-sales investment and development of sales tools, such as sales training, technical training and product materials needed to support their existing and prospective customers. The diversity and sophistication of our product offerings have required us to focus on additional sales and technical training, and we are making increased investments in this area. Additionally, we are continually evaluating the changes to our internal ordering and partner management systems in order to effectively execute our multi-tiered distribution strategy. Any failure to support our sales channels properly and efficiently could result in lost sales opportunities.

We also depend significantly upon our internal sales force to generate sales leads and assist in the sale of products through the reseller network. Our ability to grow our revenues from sales of TRITON solutions to new and renewing customers will depend on the success of our sales team in executing on new customer opportunities while upgrading our renewing customer base to TRITON solutions with higher subscription values. In order to execute successfully on our strategy, we have to recruit and retain qualified sales personnel who can sell our sophisticated security solutions in organizations with complex information technology infrastructures. Our failure to recruit or retain sales personnel may adversely affect our sales to new customers and our sales for renewals and upgrades within our existing customer base.

Our quarterly operating results may fluctuate significantly and these fluctuations may cause our stock price to fall.

Our quarterly operating results have varied significantly in the past, and will likely vary in the future. Many of these variations come from macroeconomic and cyclical changes causing fluctuations in our billings, revenues, operating expenses, cash flows and tax provisions. Our billings depend in part on the number of subscriptions up for renewal each quarter and are affected by cyclical variations, with the fourth quarter generally being our strongest quarter in billings, and the first quarter generally being our lowest quarter for billings, each fiscal year. Although a significant portion of our revenues in any quarter comes from previously deferred revenue, a portion of our revenues in any quarter depends on the number, size and length of subscriptions to our products that are sold in that quarter as well as our appliance sales which are, following January 1, 2011, fully recognized in the quarter in which they are sold. In addition, we have become increasingly dependent upon large orders which have a significant effect on our operating results during the quarter in which we receive them. The timing of such orders or the loss of an order is difficult to predict and sales expected in a quarter may not be completed until a subsequent quarter. The unpredictability of quarterly fluctuations is further increased by the fact that a significant portion of our quarterly sales have historically been generated during the last month of each fiscal quarter, with most of the largest enterprise customers purchasing subscriptions to our products nearer to the end of the last month of each quarter.

Our operating expenses may increase in the future if we expand our selling and marketing activities, increase our research and development efforts or hire additional personnel which could impact our margins. In addition, our operating expenses historically have fluctuated, and may continue to fluctuate in the future, as the result of the factors described below and elsewhere in this report:

- changes in currency exchange rates impacting our international operating expenses;
- timing of marketing expenses for activities such as trade shows and advertising campaigns;
- quarterly variations in general and administrative expenses, such as recruiting expenses and professional services fees;
- increased research and development costs prior to new or enhanced product launches; and
- fluctuations in expenses associated with commissions paid on sales of subscriptions to our products which generally increase with billings growth in the short term because such expenses are recognized immediately upon sales of subscriptions while revenues are recognized ratably over the subscription term.

Consequently, these factors limit our ability to accurately predict our results of operations and the expectations of current or potential investors may not be met. If this occurs, the price of our common stock may decline.

Our worldwide income tax provisions and other tax accruals may be insufficient if any taxing authorities assume taxing positions that are contrary to our positions and those contrary positions are sustained.

Significant judgment is required in determining our worldwide provision for income taxes and for our accruals for state, federal and international income taxes together with transaction taxes such as sales tax, value added tax and goods and services tax. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of intercompany arrangements to share revenues and costs. In such arrangements there are uncertainties about the amount and manner of such sharing, which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although we believe that our approach to determining the amount of such arrangements is consistent with prevailing legislative interpretation, no assurance can be given that the final tax authority review of these matters will agree with our historical income tax provisions and other tax accruals. Such differences could have a material effect on our income tax provisions or benefits, or other tax accruals, in the period in which such determination is made, and consequently, on our results of operations for such period.

From time to time, we are audited by various federal, state and non- U.S. tax authorities. Generally, the tax years 2005 through 2011 could be subject to examination by U.S. federal and most state tax authorities. We are currently under examination for tax years 2008 and 2009 in the United States and for 2006 through 2010 in Israel. We also have various other on-going audits in various stages of completion. No outcome for a particular audit can be determined with certainty prior to the conclusion of the audit and any appeals process.

As each audit progresses and is ultimately concluded, adjustments, if any, will be recorded in our financial statements from time to time in light of prevailing facts based on our and the taxing authority's respective positions on any disputed matters. We provide for potential tax exposures by accruing for uncertain tax positions based on judgment and estimates including historical audit activity. If the reserves are insufficient or we are not able to establish a reserve under GAAP prior to completion or during the progression of any audits, there could be an adverse impact on our financial position and results of operations when an audit assessment is made. In addition, our external costs of contesting and settling any dispute with the tax authorities could be substantial and adversely impact our financial position and results of operation.

Fluctuations in foreign currency exchange rates could materially affect our financial results.

A significant portion of our foreign subsidiaries' operating expenses are incurred in foreign currencies, so if the U.S. dollar weakens, our consolidated operating expenses would increase. Conversely, our operating expenses would be lower if the U.S. dollar strengthens. These currency changes have the opposite impact on our billings from international sales. Should the U.S. dollar strengthen, our products may become more expensive for our international customers with subscription contracts denominated in U.S. dollars. If this causes a decrease in international sales, our results of operations and net cash flows from international operations may be adversely affected.

Changes in currency rates also impact our future revenues under subscription contracts that are not denominated in U.S. dollars, as we bill certain international customers in Euros, British Pounds, Australian Dollars, Japanese Yen and Chinese Renminbi. Our revenue and deferred revenue for these currencies are recorded in U.S. dollars when the subscription begins based upon currency exchange rates in effect on the last day of the previous month before the subscription agreement is entered into. This accounting policy increases our risks associated with fluctuations in currency exchange rates since we cannot be assured of receiving the same U.S. dollar equivalent as when we bill exclusively in U.S. dollars. For example, if there is a strong U.S. dollar at the time a subscription begins, we record a lower subscription amount in U.S. dollars relative to the foreign currency in which the subscription was priced to the customer. As a result, the strengthening of the U.S. dollar for current sales would reduce our future revenues from these contracts, even though these foreign currencies may strengthen during the term of these subscriptions. Because currency exchange rates remain volatile, our future revenues could be adversely affected by currency fluctuations.

We engage in currency hedging activities with the intent of limiting the risk of exchange rate fluctuations, but our foreign exchange hedging activities also involve inherent risks that could result in an unforeseen loss. If we fail to properly forecast our billings, expenses and currency exchange rates these hedging activities could have a negative impact.

We face increasing competition from much larger software and hardware companies, which places pressure on our pricing and which could prevent our revenues from increasing. In addition, as we increase our emphasis on our security-oriented products, we face competition from better-established security companies that have significantly greater resources.

The market for our products is intensely competitive and is likely to become even more so in the future. Our current principal Web filtering competitors frequently offer their products at a significantly lower price than our products, which has resulted in pricing pressures on sales of our basic Web filtering products and email filtering products. We depend on our more advanced security solutions, such as our TRITON content security solutions, to replace and grow revenues from Web filtering subscriptions that are not renewed.

We also face current and potential competition from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, enhance, develop and/or bundle products to include functions that are currently provided primarily by network security software. If network security functions become standard features of computer hardware or of operating system software or other software, our products may become obsolete and unmarketable, particularly if the quality of these network security features is comparable to that of our products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of our products, our customers might accept this limited functionality in lieu of purchasing additional software. Sales of our products would suffer materially if we were then unable to develop new Web, email, mobile and data loss prevention products to further enhance operating systems or other software and to replace any obsolete products.

Increased competition may also cause price reductions or a loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition. If we are unable to maintain the current pricing on sales of our products or increase our pricing in the future, our results of operations could be negatively impacted. Even if our products provide greater functionality and are more effective than certain other competitive products, potential customers might accept this limited functionality. In addition, our own indirect sales channels may decide to develop or sell competing products instead of our products. Pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our products to achieve or maintain widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition. The competitive environments in which we operate and the principal competitors within each environment are described below.

TRITON Solutions for Content Security

Web Security. Our principal competitors offering Web security software solutions include companies such as McAfee, Symantec, Trend Micro, Check Point Software Technologies, Cisco Systems, Blue Coat Systems, Microsoft, Google, Webroot Software, SafeNet, Actiance, EdgeWave, FireEye, Trustwave, Clearswift, Sophos, Kaspersky Lab, AhnLab, IBM, Panda Security, F-Secure, Commtouch, CA Technologies, Juniper Networks, Palo Alto Networks, Black Box Network Services and Barracuda Networks.

Email Security. Our principal competitors offering messaging or email security solutions include companies such as McAfee, Symantec/Message Labs, Google, Cisco Systems, Barracuda Networks, SonicWALL, Trend Micro, Microsoft, Axway, Sophos, Proofpoint, Clearswift, Commtouch, Zix, WatchGuard Technologies, Trustwave, Webroot Software, EdgeWave, Zscaler and Fortinet.

Mobile Security. Our principal competitors offering mobile security solutions include companies such as Symantec, McAfee, AirWatch, Good Technology and Mobilelron.

Data Security. Our principal competitors offering data loss prevention solutions include companies such as Symantec, Verdasys, Trustwave, EMC, McAfee, IBM, Trend Micro, Proofpoint, Palisade Systems, CA Technologies, Raytheon, Intrusion, Fidelis Security Systems, GTB Technologies, Workshare, Check Point Software Technologies and Code Green Networks; and companies offering desktop security solutions, such as Check Point Software Technologies, Cisco Systems, McAfee, Microsoft, Symantec, CA Technologies, Sophos, Webroot Software, IBM and Trend Micro.

Web Filtering Solutions

Our principal competitors offering Web filtering solutions, including through specialized security appliances, include companies such as McAfee, Symantec, Trend Micro, Check Point Software Technologies, Cisco Systems, Blue Coat Systems, Microsoft, Google, Webroot Software, SafeNet, Actiance, EdgeWave, FireEye, Trustwave, Clearswift, Sophos, Kaspersky Lab, AhnLab, IBM, Panda Security, F-Secure, Commtouch, CA Technologies, Palo Alto Networks, Fortinet, Barracuda Networks and SonicWALL.

As we develop and market our products with an increasing security-oriented emphasis, we also face growing competition from security solutions providers. Many of our competitors within the Web security market, such as Symantec, McAfee, Trend Micro, Cisco Systems, Check Point Software Technologies, Google and Microsoft enjoy substantial competitive advantages, including:

- greater name recognition and larger marketing budgets and resources;
- established marketing relationships and access to larger customer bases; and
- substantially greater financial, technical and other resources.

As a result, we may be unable to gain sufficient traction as a provider of advanced content security solutions, and our competitors may be able to respond more quickly and effectively than we can to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, promotion and sale of their products than we can. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality and market acceptance of their products or may be acquired by a corporation with significantly greater resources. In addition, our competitors may be able to replicate our products, make more attractive offers to existing and potential employees and strategic partners, develop new products or enhance existing products and services more quickly. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, many of our competitors made recent acquisitions in some of our product areas, and, we expect competition to increase as a result of this industry consolidation. Through an acquisition, a competitor could bundle separate products to include functions that are currently provided primarily by our Web, email, mobile and data security solutions and sell the combined product at a lower cost which could essentially include, at no additional cost, the functionality of our stand-alone solutions. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

The covenants in our credit facility restrict our financial and operational flexibility, including our ability to complete additional acquisitions and invest in new business opportunities.

In October 2010, we entered into the 2010 Credit Agreement. Under the 2010 Credit Agreement, we can borrow up to $120 million and use proceeds to fund share repurchases or other corporate purposes. We may increase the maximum aggregate commitment under the 2010 Credit Agreement to up to $200 million if certain conditions are satisfied, including that we are not in default under the 2010 Credit Agreement at the time of the increase. If we should need to increase the aggregate commitment, it may not be possible to satisfy these conditions.

The 2010 Credit Agreement contains affirmative and negative covenants, including an obligation to maintain a certain consolidated leverage ratio and consolidated interest coverage ratio and restrictions on our ability to borrow money, to incur liens, to enter into mergers and acquisitions, to make dispositions, to pay cash dividends or repurchase capital stock, and to make investments, subject to certain exceptions. An event of default under the 2010 Credit Agreement could allow the lenders to declare all amounts outstanding with respect to the agreement to be immediately due and payable. The 2010 Credit Agreement is secured by substantially all of our assets, including pledges of stock of certain of our subsidiaries (subject to limitations in the case of foreign subsidiaries) and by secured guarantees by our domestic subsidiaries. If the amount outstanding under the 2010 Credit Agreement is accelerated, the lenders could proceed against those assets and stock. Any event of default, therefore, could have a material adverse effect on our business.

In addition to the risk of default, we face certain other risks as a result of entering into the 2010 Credit Agreement, including the following:

- it may be difficult for us to satisfy our obligations under the 2010 Credit Agreement, including certain financial ratios that can be affected by events beyond our control;
- we may be less able to obtain other debt financing in the future;
- we could be less able to take advantage of significant business opportunities, including acquisitions or divestitures, as a result of the covenants under the 2010 Credit Agreement;
- our vulnerability to general adverse economic and industry conditions could be increased;
- we could be at a competitive disadvantage to competitors with less debt; and
- we may be unable to repurchase our securities due to certain financial ratios set forth in the 2010 Credit Agreement.

Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We have significant operations outside of the United States, including research and development, sales and customer support. We have engineering operations in Reading, England; Beijing, China and Ra'anana, Israel.

We plan to continue to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- difficulties associated with managing a distributed organization located on multiple continents in greatly varying time zones;
- potential loss of proprietary information due to misappropriation or foreign laws that may be less protective of our intellectual property rights;
- requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations;
- potential failures of our foreign employees or partners to comply with U.S. and foreign laws, including antitrust laws, trade regulations, the Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-bribery and corruption laws;
- political unrest, war or terrorism, particularly in areas in which we have facilities;
- difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries;
- difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;
- restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States; and
- costs and delays associated with developing software in multiple languages.

Sales to customers outside the United States have accounted for a significant portion of our revenues, which exposes us to risks inherent in international sales.

We market and sell our products outside the United States through value-added resellers, distributors and other resellers. International sales represented approximately 52% of our total revenues generated during the year ended December 31, 2012. As a key component of our business strategy to generate new business sales, we intend to continue to expand our international sales, but success cannot be assured. In addition to the risks associated with our domestic sales, our international sales are subject to the following risks:

- our ability to adapt to sales and marketing practices and customer requirements in different cultures;
- our ability to successfully tailor software products for a significant number of international markets;
- laws in foreign countries may not adequately protect our intellectual property rights;
- the significant presence of some of our competitors in some international markets;
- laws and business practices favoring local competitors;
- dependence on foreign distributors and their sales channels;
- longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

- compliance with multiple, conflicting and changing governmental laws and regulations, including tax laws and regulations and consumer protection and privacy laws; and
- regional economic and political conditions, including civil unrest and adverse economic conditions in emerging markets with significant growth potential.

These factors could have a material adverse effect on our international sales. Any reduction in international sales, or our failure to further develop our international distribution channels, could have a material adverse effect on our business, results of operations and financial condition.

Security threats to our IT infrastructure could expose us to liability and damage our reputation and business.

It is essential to our business strategy that our technology and network infrastructure remain secure and is perceived by our customers, distributors and resellers to be secure. Despite security measures, however, any network infrastructure may be vulnerable to cyber-attacks by hackers and other security threats. As a provider of security solutions designed to provide content security by protecting an organization's data and users, we may face cyber-attacks that attempt to penetrate our network security, including our data centers, to sabotage or otherwise disable our products and services, misappropriate our or our customers' proprietary information, which may include personally identifiable information, or cause interruptions of our internal systems and services. If successful, any of these attacks could negatively affect our reputation as a provider of security solutions, damage our network infrastructure and our ability to deploy our products and services, harm our relationship with customers that are affected and expose us to financial liability.

We may not be able to develop acceptable new products or enhancements to our existing products at a rate required by our rapidly changing market.

Our future success depends on our ability to develop new products or enhancements to our existing products that keep pace with rapid technological developments and that address the changing needs of our customers. Although our products are designed to operate with a variety of network hardware and software platforms, we need to continuously modify and enhance our products to keep pace with changes in Internet-related hardware (including mobile devices), software, communication, browser and database technologies. We may not be successful in either developing such products or introducing them to the market in a timely fashion. In addition, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies could increase our research and development expenses. The failure of our products to operate effectively with the existing and future network platforms and technologies will limit or reduce the market for our products, result in customer dissatisfaction and seriously harm our business, results of operations and financial condition.

We rely upon a combination of automated filtering technology and human review to categorize URLs and executable files in our proprietary databases. Our customers may not agree with our determinations that particular URLs and executable files should be included or excluded in specific categories of our databases. In addition, it is possible that our filtering processes may place objectionable or security risk material in categories that are generally unrestricted by our users' Internet and computer access policies, which could result in such material not being blocked from the network. Any errors in categorization could result in customer dissatisfaction and harm our reputation. Any failure to effectively categorize and filter URLs and executable files according to our customers' expectations could impair the growth of our business. Our databases and database technologies may not be able to keep pace with the growth in the number of URLs and executable files, especially the growing amount of content utilizing foreign languages and the increasing sophistication of malicious code and the delivery mechanisms associated with spyware, phishing and other hazards associated with the Internet. The success of our dynamic Web categorization capabilities may be critical to our customers' long-term acceptance of our products.

We may spend significant time and money on research and development to enhance our TRITON management console, appliances, content gateway products, mobile device solutions, data loss prevention products and our Cloud offerings. If these products fail to achieve broad market acceptance in our target markets, we may be unable to generate significant revenues from our research and development efforts. As a result, our business, results of operations and financial condition would be adversely impacted.

Because our products primarily manage access to URLs and executable files included in our databases, if our databases do not contain a meaningful portion of relevant content, the effectiveness of our Web filtering products will be significantly diminished. Any failure of our databases to keep pace with the rapid growth and technological change of the Internet, such as the increasing amount of multimedia content on the Internet that is not easily classified, will impair the market acceptance of our products.

If we fail to maintain adequate operations infrastructure, we may experience disruptions of our Cloud offerings.

Any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among our customers. Our technology and network infrastructure is extensive and complex, and could result in inefficiencies or operational failures. These potential inefficiencies or operational failures could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential subscribers, and could harm our operating results and financial condition. Any disruption to our computer systems could adversely impact the performance of our Cloud offerings and hybrid service offerings, our customer service, our delivery of products or our operations and result in increased costs and lost opportunities for business.

Failure of our products to work properly or misuse of our products could impact sales, increase costs, and create risks of potential negative publicity and legal liability.

Our products are complex, are deployed in a wide variety of network environments and manage content in a dramatically changing world. Our products may have errors or defects that users identify after deployment, which could harm our reputation and our business. In addition, products as complex as ours frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found errors in versions of our products, and we expect to find such errors in the future. Because customers rely on our products to manage employee behavior to protect against security risks and prevent the loss of sensitive data, including confidential and proprietary information, any significant defects or errors in our products may result in negative publicity or legal claims. For example, an actual or perceived breach of network or computer security at one of our customers, regardless of whether the breach is attributable to our products, could adversely affect the market's perception of our security products. Moreover, any actual security breach could result in product liability and related claims. Our subscription agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, however, it is possible, that such provisions may not be effective under the laws of certain jurisdictions, particularly in circumstances involving subscriptions without signed agreements from our customers.

In addition to the risks above, parties whose Web sites or executable files are placed in security-risk categories or other categories with negative connotations may seek redress against us for falsely labeling them or for interfering with their business. The occurrence of errors could adversely affect sales of our products, divert the attention of engineering personnel from our product development efforts and cause significant customer relations or legal problems.

Our products may also be misused or abused by customers or non-customer third parties who obtain access to our products. These situations may arise where an organization uses our products in a manner that impacts their end users' or employees' privacy or where our products are misappropriated to censor private access to the Internet. Any of these situations could result in negative press coverage and negatively affect our reputation.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses that reduce our operating margins and/or prevent us from selling our products.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As we expand our product offerings in the data loss and security area where larger companies with large patent portfolios compete, the possibility of an intellectual property claim against us grows. We may receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights and trademarks. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations and may result in us deciding to enter into license agreements to avoid ongoing patent litigation costs. For example, on July 12, 2010, Finjan, Inc. filed a lawsuit against us in the United States District Court for the District of Delaware alleging that certain of our products infringed a patent owned by Finjan. Although the jury delivered a verdict in our favor, finding that none of the accused products infringed the Finjan patent and that the Finjan patent was invalid, we have expended significant time and resources defending the claim and will continue to incur costs associated with filing and responding to post-trial motions. If we are not successful in defending other claims of infringement, we could be required to stop selling our products, redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. Such arrangements may cause our operating margins to decline.

We face risks related to customer outsourcing to system integrators.

Some of our customers have outsourced the management of their IT departments to large system integrators. If this trend continues, our established customer relationships could be disrupted and our products could be displaced by alternative system and network protection solutions offered by system integrators. Significant product displacements could impact our revenues and have a material adverse effect on our business.

Any failure to protect our proprietary technology would negatively impact our business.

Intellectual property is critical to our success, and we rely upon patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our Websense brands. While we require employees, collaborators and consultants to enter into confidentiality agreements and include provisions in our subscription agreements with customers that prohibit the unauthorized reproduction or transfer of our products, we cannot ensure that these agreements will not be breached or that we will have adequate remedies for any breach.

We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable and protect the source code of our products as trade secrets and as unpublished copyrighted works. We may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure, or the lawful development by others of such information. Any unauthorized disclosure of our source code or other trade secrets could result in the loss of future trade secret protection for those items. Additionally, any intentional disruption and/or the unauthorized use or publication of our trade secrets and other confidential business information, via theft or a cyber-attack, could adversely affect our competitive position, reputation, brands and future sales of our products.

We have registered our trademarks in various countries and have registrations for the Websense trademark pending in several countries. Effective trademark protection may not be available in every country where our products are available. Furthermore, any of our trademarks may be challenged by others or invalidated through administrative process or litigation.

We currently have 40 patents issued in the United States and 37 patents issued internationally, and we may be unable to obtain further patent protection in the future. We also have pending patent applications in the United States and in other countries. We cannot ensure that:

- we were the first to conceive the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- any of our pending patent applications are not obvious or anticipated such that they will not result in issued patents or if issued, will not be nullified when challenged for being obvious;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any patents issued to us will provide us with any competitive advantages or will not be challenged by third parties;
- we will develop additional proprietary technologies that are patentable; or
- the patents of others will not have a negative effect on our ability to do business.

Our patents and claims in pending patent applications cover features or technology used in certain of our products but do not cover all of the technology utilized in any such product or preclude our competitors from offering competing products. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and can change over time. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as U.S. laws, and mechanisms for enforcement of intellectual property rights may be inadequate. As a result our means of protecting our proprietary technology and brands may not be adequate. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, including the misappropriation or misuse of the content of our proprietary databases of URLs and executable files, and our ability to police that misappropriation or infringement is uncertain, particularly in countries outside of the United States. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

Because we recognize revenues from subscriptions for our software products ratably over the term of the subscription, downturns in software subscription sales may not be immediately reflected in our revenues.

Most of our revenues come from the sale of subscriptions to our software products, including our Cloud offerings. Upon execution of a subscription agreement or receipt of royalty reports from OEM customers, we invoice our customers for the full term of the subscription agreement or for the period covered by the royalty report from OEM customers. We then recognize revenue from customers daily over the terms of their subscription agreements, or performance period under the OEM contract, as applicable, which, in the case of subscriptions, typically have durations of 12, 24 or 36 months. Even though revenue recognition rules require us to recognize revenue from hardware sales in the current period that the sale is concluded, a majority of the revenues we report in each quarter will continue to be derived from deferred revenue from software subscription agreements and OEM contracts entered into and paid for during previous quarters. Because of this financial model, the revenues we report in any quarter or series of quarters may mask significant downturns in sales and the market acceptance of our products, before these downturns are reflected by declining revenues.

Acquired companies or technologies can be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

We may acquire additional companies, services and technologies in the future as part of our efforts to expand and diversify our business. Although we review the records of companies or businesses we are interested in acquiring, even an in-depth review may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. Integration of acquired companies may disrupt or slow the momentum of the activities of our business. As a result, if we fail to properly evaluate, execute and integrate future acquisitions, our business and prospects may be seriously harmed.

Acquisitions involve numerous risks, including:

- difficulties in integrating operations, technologies, services and personnel of the acquired company;
- potential loss of customers and OEM relationships of the acquired company;
- diversion of financial and management resources from existing operations and core businesses;
- risks associated with entrance into new markets;
- potential loss of key employees of the acquired company;
- integrating personnel with diverse business and cultural backgrounds;
- preserving the development, distribution, marketing and other important relationships of the companies;
- assuming liabilities of the acquired company, including debt and litigation;
- inability to generate sufficient revenues from newly acquired products and/or cost savings needed to offset acquisition related costs; and
- the continued use by acquired companies of accounting policies that differ from GAAP.

Acquisitions may also cause us to:

- issue equity securities that would dilute our current stockholders' percentage ownership;
- assume certain liabilities, including liabilities that were not detected at the time of the acquisition;
- incur additional debt;
- make large and immediate one-time write-offs for restructuring and other related expenses;
- become subject to intellectual property or other litigation; and
- create goodwill and other intangible assets that could result in significant impairment charges and/or amortization expense.

The market price of our common stock is likely to be highly volatile and subject to wide fluctuations.

The market price of our common stock has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

- deteriorating or fluctuating world economic conditions;
- announcements of technological innovations or new products or services by our competitors;
- demand for our products, including fluctuations in subscription renewals;

- changes in the pricing policies of our competitors; and
- changes in government regulations.

In addition, the market price of our common stock could be subject to wide fluctuations in response to:

- announcements of technological innovations or new products or services by us;
- changes in our pricing policies; and
- quarterly variations in our revenues and operating expenses.

Further, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of the stock of many Internet-related companies, and that often have been unrelated or disproportionate to the operating performance of these companies. Market fluctuations such as these may seriously harm the market price of our common stock. In the past, securities class action suits have been filed following periods of market volatility in the price of a company's securities. If such an action were instituted, we would incur substantial costs and a diversion of management attention and resources, which would seriously harm our business, results of operations and financial condition.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key management personnel and our ability to recruit new personnel to executive and key management positions. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products and technologies. Our employment agreements with our executive officers, key management or development personnel do not prevent them from terminating their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business, results of operations and financial condition. In such an event we may be unable to recruit personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense and we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility of our stock price and our results of operations may from time to time adversely affect our ability to recruit or retain employees. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel or retain and motivate our current personnel, our revenues may be negatively impacted and our business and future growth prospects could be severely harmed.

If our internal controls are not effective, current and potential stockholders could lose confidence in our financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting; our management is required to assess and issue a report concerning our internal control over financial reporting; and our independent registered public accounting firm is required to attest to and report on the effectiveness of internal control over financial reporting.

In our annual and quarterly reports (as amended) for the periods from December 31, 2008 through September 30, 2009, we reported material weaknesses in our internal control over financial reporting which related to our revenue recognition under OEM contracts and our computation of our income tax benefit for the year ended December 31, 2008. We took a number of actions to remediate these material weaknesses. As a result of an error in identifying a variance in our deferred tax assets in the fourth quarter of 2010, we reassessed the effectiveness of our disclosure controls and procedures for the year ended December 31, 2009 and the period from January 1, 2010 through September 30, 2010 and concluded that we continued to have a material weakness in the internal controls over the computation of our income tax provision. In the fourth quarter of 2010, we took additional remediation measures and concluded that the material weakness described above had been remediated as of December 31, 2010.

Although we believe we have taken appropriate actions to remediate the material weaknesses, we cannot assure you that we will not discover other material weaknesses applicable to both future and past reporting periods. The existence of one or more material weaknesses could result in errors in our financial statements, and substantial costs and resources may be required to rectify these or other internal control deficiencies. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our common stock could decline significantly, and our business and financial condition could be harmed.

Compliance with new or changing regulations relating to corporate governance, accounting principles and public disclosure may result in additional expenses.

Compliance with laws, regulations and standards relating to corporate governance, accounting principles and public disclosure, including the Sarbanes-Oxley Act of 2002, Dodd-Frank Wall Street Reform and Consumer Protection Act, and listing rules of the NASDAQ Stock Market, Inc., have caused us to incur higher compliance costs and we expect to continue to incur higher compliance costs as a result of our increased global reach and obligation to ensure compliance with these laws as well as local laws in the jurisdictions where we do business. These laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time. Further guidance by regulatory and governing bodies can result in continuing uncertainty regarding compliance matters and higher costs related to the ongoing revisions to accounting, disclosure and governance practices. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

If we cannot effectively manage our internal growth, our business revenues, results of operations and prospects may suffer.

If we fail to manage our internal growth in a manner that minimizes strains on our resources, we could experience disruptions in our operations that could negatively affect our revenues, billings and results of operations. We are pursuing a strategy of organic growth through introduction of new products, leveraging our multi-tier distribution channels, international expansion and increasing the size of our international sales force. Each of these initiatives requires an investment of our financial and employee resources and involves risks that may result in a lower return on our investments than we expect. These initiatives also may limit the opportunities we pursue or investments we would otherwise make, which may in turn impact our prospects.

It may be difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as some provisions of Delaware law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our stockholders. For example, our amended and restated certificate of incorporation provides that stockholders may not call stockholder meetings or act by written consent. Our amended and restated bylaws provide that stockholders may not fill board of director vacancies and further provide that advance written notice is required prior to stockholder proposals. Each of these provisions makes it more difficult for stockholders to obtain control of our board of directors or initiate actions that are opposed by the then current board of directors. Additionally, we have authorized preferred stock that is undesignated, making it possible for the board of directors to issue up to 5,000,000 shares of preferred stock with voting or other rights and preferences that could impede the success of any attempted change of control. Delaware law also could make it more difficult for a third party to acquire us. Section 203 of the Delaware General Corporation Law has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price of the shares of common stock held by our stockholders.

Our repayment obligations under the 2010 Credit Facility accelerate and borrowings become payable in full upon a change of control, which is defined generally as a person or group acquiring 35% of our voting securities or a proxy contest that results in changing a majority of our board of directors. These consequences may discourage third parties from attempting to acquire us.

We do not intend to pay dividends.

We have not declared or paid any cash dividends on our common stock since we have been a publicly traded company. We currently intend to retain any future cash flows from operations to fund growth, pay down the 2010 Credit Facility and repurchase shares of our common stock, and therefore do not expect to pay any cash dividends in the foreseeable future. Moreover, we are not permitted to pay cash dividends under the terms of the 2010 Credit Facility.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters and principal offices are located at a 122,000 square foot facility we lease in San Diego, California. The lease expires in July 2018, however, we have an option to extend the lease for an additional five years. Our international headquarters and offices are located in Dublin, Ireland. We lease additional office space in Los Gatos, California; Reading, England; Ra'anana, Israel; Sydney, Australia and Shanghai, Guangzhou and Beijing, China. We also have executive suite arrangements on monthly or annual terms, depending on the local market, relating to office space in the United Kingdom, Brazil, Dubai, France, Germany, Hong Kong, India, Italy, Japan, Singapore, Spain, Sweden, the Netherlands and Turkey.

Item 3. Legal Proceedings

On July 12, 2010, Finjan, Inc. filed a complaint entitled Finjan, Inc. v. McAfee, Inc., Symantec Corp., Webroot Software, Inc., Websense, Inc. and Sophos, Inc. in the United States District Court for the District of Delaware. The complaint alleges that by making, using, importing, selling and/or offering for sale Websense Web Filter, Websense Web Security and Websense Web Security Gateway, the Company infringes U.S. Patent No. 6,092,194 ("194 Patent"). Since filing the complaint, Finjan withdrew its contention that Web Filter and Web Security infringes the 194 Patent. Finjan has also accused additional products of infringing the 194 Patent in response to discovery and in expert reports, namely TRITON Enterprise, TRITON Security Gateway Anywhere, Websense Web Security Gateway Anywhere, Websense Web Security Gateway Hosted and the Websense V-Series appliances. Finjan seeks an injunction from further infringement of the 194 Patent and damages. The jury trial commenced on November 30, 2012 and a favorable verdict was returned on December 20, 2012. The jury found that none of the accused Websense products infringe the 194 Patent and that the 194 Patent is invalid. Post-trial motions have been filed by the parties and are currently pending before the Court. We intend to vigorously defend the jury verdict in post-trial motions and, if necessary, on appeal.

We are involved in various other legal actions in the normal course of business. Based on current information, including consultation with our lawyers, we cannot currently determine the potential amount of, and have not accrued for, any liability that may result from any of our pending legal actions because we are unable to predict or reasonably estimate the possible losses, if any, relating to such actions. Our evaluation of the likely impact of these actions could change in the future, we may determine that we are required to accrue for potential liabilities in one or more legal actions and unfavorable outcomes and/or defense costs, depending upon the amount and timing, which could have a material adverse effect on our results of operations or cash flows in a future period. If we later determine that we are required to accrue for potential liabilities resulting from any of these legal actions, it is reasonably possible that the ultimate liability for these matters will be greater than the amount for which we have accrued at that time.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "WBSN." The following table sets forth the range of high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market. Such quotations represent prices without retail markups, markdowns or commissions.

	Years Ended December 31,			
	2012		2011	
	High	Low	High	Low
First Quarter	$ 21.69	$ 16.85	$ 27.96	$ 18.89
Second Quarter	22.15	17.12	26.25	22.55
Third Quarter	19.25	14.26	27.85	17.00
Fourth Quarter	16.13	12.70	20.13	15.50

To date, we have neither declared nor paid any cash dividends on our common stock. We currently intend to retain all future cash flows from operations, if any, for use in the operation and development of our business, for debt repayment and stock repurchases and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Moreover, we are not permitted to pay cash dividends under the terms of the 2010 Credit Agreement, subject to certain exceptions.

Holders

As of February 13, 2013, there were 18 holders of record of our common stock and we estimate that there were approximately 4,700 beneficial owners of our common stock that hold our shares in "street name" through brokerage firms, banks, dealers or similar organizations.

Issuer Purchases of Equity Securities

The following table sets forth information about purchases of our common stock during the quarter ended December 31, 2012:

Month	Total Number of Shares Purchased During Month (1)	Average Price Paid Per Share	Cumulative Number of Shares Purchased as Part of Publicly Announced Plan (2)	Number of Shares that May Be Purchased Under the Plan (2)
October 1 - October 31, 2012	10,000	13.14	22,690,517	1,309,483
November 1 - November 30, 2012	157,672	13.29	22,848,189	1,151,811
December 1 - December 31, 2012	187,888	14.76	23,036,077	963,923
Total	355,560	14.06	23,036,077	963,923

(1) All share purchases were made in open market transactions under Rule 10b5-1 stock repurchase plans.

(2) Our board of directors has authorized us to repurchase up to 24 million shares of our common stock under a stock repurchase program. The stock repurchase program does not have an expiration date, does not require us to purchase a specific number of shares and may be modified, suspended or terminated at any time by our board of directors. Effective July 17, 2012, the board of directors suspended the stock repurchase program, after repurchasing approximately $2.9 million of our common stock in the third quarter of 2012, to better align with third quarter cash flow. In October 2012 the board of directors resumed the stock repurchase program and authorized management to repurchase up to $5.0 million of our common stock per calendar quarter beginning in the fourth quarter of 2012.

Since October 2009, all share purchases under the stock repurchase program have been made in open market transactions at prevailing market prices in accordance with certain timing conditions set forth in Rule 10b5-1 stock repurchase plans. Depending on market conditions and other factors, including compliance with covenants in the 2010 Credit Agreement, purchases by our agent under the current Rule 10b5-1 stock repurchase plan may be suspended at any time, or from time to time. We repurchased an aggregate of 2,624,256 shares in 2012. The remaining number of shares authorized for repurchase under our stock repurchase program as of December 31, 2012 was 963,923.

Item 6. Selected Financial Data

The following table summarizes certain historical financial information at the dates and for the periods indicated prepared in accordance with GAAP. The consolidated statement of operations data for each of the years ended December 31, 2012, 2011 and 2010, and the consolidated balance sheet data as of December 31, 2012, and 2011, have been derived from our consolidated financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for each of the years ended December 31, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from our financial statements not included herein. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto, which are included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of operating results to be expected in the future.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except for per share data)				
Statement of Operations Data:					
Revenues:					
Software and service	$ 328,276	$ 325,373	$ 320,544	$ 311,476	$ 288,274
Appliance	33,188	38,810	12,218	2,237	—
Total revenues	361,464	364,183	332,762	313,713	288,274
Cost of revenues:					
Software and service	45,560	41,563	45,681	48,653	48,160
Appliance	13,646	18,056	7,409	2,153	—
Total cost of revenues	59,206	59,619	53,090	50,806	48,160
Gross Profit	302,258	304,564	279,672	262,907	240,114
Operating expenses:					
Selling and marketing	155,254	161,039	157,758	166,910	175,365
Research and development	63,305	58,247	54,325	52,643	53,274
General and administrative	42,161	40,863	36,779	40,295	45,343
Total operating expenses	260,720	260,149	248,862	259,848	273,982
Income (loss) from operations	41,538	44,415	30,810	3,059	(33,868)
Interest expense	(2,586)	(1,635)	(3,715)	(7,084)	(13,134)
Other income (expense), net	92	1,239	(834)	384	739
Income (loss) before income taxes	39,044	44,019	26,261	(3,641)	(46,263)
Provision (benefit) for income taxes	20,695	13,025	7,609	7,056	(19,484)
Net income (loss)	$ 18,349	$ 30,994	$ 18,652	$ (10,697)	$ (26,779)
Net income (loss) per share:					
Basic net income (loss) per share	$ 0.50	$ 0.78	$ 0.44	$ (0.24)	$ (0.59)
Diluted net income (loss) per share	$ 0.49	$ 0.76	$ 0.43	$ (0.24)	$ (0.59)
Weighted average shares - basic	36,908	39,711	42,409	44,262	45,190
Weighted average shares - diluted	37,526	40,739	43,438	44,262	45,190

	As of December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents (including restricted cash) and marketable securities	$ 65,246	$ 76,829	$ 78,080	$ 83,296	$ 66,811
Total assets	624,461	634,438	661,943	695,846	718,848
Deferred revenue	401,057	393,034	394,304	380,112	341,784
Secured loan, current portion	—	—	—	12,429	4,112
Secured loan, long term potion	68,000	73,000	67,000	74,571	120,888
Long term liabilities	239,696	232,493	229,744	233,929	261,965
Total stockholders' equity	94,749	99,745	131,663	156,915	170,845

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report on Form 10-K. The following discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed here. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere, including under Part I, Item 1A "Risk Factors" of this report on Form 10-K. The cautionary statements made in this report on Form 10-K should be read as applying to all related forward-looking statements wherever they appear in this report on Form 10-K.

Overview

We are a global provider of unified Web, email, mobile and data security solutions designed to protect an organization's data and users from external and internal threats, including modern cyber-threats, advanced malware attacks, information leaks, legal liability and productivity loss. Our customers deploy our subscription software solutions on standard servers or other IT hardware, including our optimized appliances, as a Cloud offering or in a hybrid hardware/Cloud configuration. Our products and services are sold worldwide to provide content security to enterprise customers, small and medium sized businesses, public sector entities and Internet service providers through a network of distributors, value-added resellers and OEMs. Our products use our advanced content classification, deep content inspection and policy enforcement technologies to:

- prevent access to undesirable and dangerous elements on the Web, including Web pages that download viruses, spyware, keyloggers, hacking tools and an ever-increasing variety of malicious code, including Web sites that contain inappropriate content;
- identify and remove malware from incoming Web content;
- manage the use of social Web sites;
- manage the use of non-Web Internet traffic, such as peer-to-peer communications and instant messaging;
- prevent misuse of computing resources, including unauthorized downloading of high-bandwidth content;
- inspect the content of encrypted Web traffic to prevent data loss, malware and access to Web sites with inappropriate content;
- filter spam, viruses and malicious attachments from incoming email and instant messages;

- protect against data theft and loss by identifying and categorizing sensitive or confidential data and enforcing pre-determined policies regarding its use and transmission within and outside the organization; and

- enable the secure use of mobile smartphones and tablets within an organization's network by providing protection from Web-based malware, malicious apps, data loss and theft of intellectual property, and by providing mobile device management features that keep mobile devices secure, minimize risk and maintain compliance.

Since we commenced operations in 1994, Websense has evolved from a reseller of network security products to a leading developer and provider of IT security software solutions. Our first commercial software product was released in 1996 and controlled employee access to inappropriate Web sites. Since then, we have focused on developing our Web filtering and content classification capabilities to address changes in the Internet and the external threat environment, including the rise of Web-based social and business applications and the growing incidence of sophisticated, targeted cyber-attacks designed to steal valuable information.

During the year ended December 31, 2012 we derived 52% of our revenues from international sales compared with 50% in 2011 and 2010. Revenues from the United Kingdom comprised approximately 12%, 11% and 13% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

We utilize a multi-tiered distribution strategy globally to sell our products through indirect distributors and value-added reseller channels. Sales through indirect channels currently account for approximately 95% of our revenues, which is consistent with previous periods. In North America, we use Ingram Micro, Arrow Enterprise Computing Solutions and ComputerLinks to distribute our products and provide credit facilities, marketing support and other services to regional and local value-added resellers who sell to end-user customers. Ingram Micro accounted for approximately 28% of our revenues during 2012 and 2011 compared with 31% of revenues in 2010 and distributed our products to approximately 1,100 resellers in North America in 2012. We also have several arrangements with OEMs that grant them the right to incorporate our products into their products for resale to end users. Our sales force supports our channel sales by generating leads and helping close sales. As part of our strategy to expand the subscriptions of existing customers and to grow sales to new customers, we increased headcount in our sales force in the fourth quarter of 2012 and plan to further increase headcount in 2013.

We sell subscriptions for our software and Cloud products, generally in 12, 24 or 36 month contract durations, based on the number of seats or devices managed. As described elsewhere in this report, we recognize revenues from subscriptions for our software and Cloud products on a daily straight-line basis, commencing on the day the term of the subscription begins, over the term of the subscription agreement. We recognize revenues associated with OEM contracts ratably over the contractual period for which we are obligated to provide our services. We generally recognize the operating expenses related to these sales as they are incurred. These operating expenses include sales commissions, which are based on the total amount of the subscription agreement and are fully expensed in the period the product and/or software activation key is delivered.

Billings represent the amount of subscription contracts, OEM royalties and appliance sales billed to customers during the applicable period. Any excess of billings booked in a period compared with revenue recognized in that same period results in an increase in deferred revenue at the end of the period compared with the beginning of the period. Subscription billings are recorded initially to our balance sheet as deferred revenue and then recognized to our statement of operations as revenue ratably over the subscription term or, in the case of OEM arrangements, over the contractual obligation period. Our billings are not a numerical measure that can be calculated in accordance with GAAP. We provide this measurement (net of distributor marketing payments, channel rebates and adjustments to the allowance for doubtful accounts) in reporting financial performance because this measurement provides a consistent basis for understanding our sales activities each period. We believe the billings measurement is useful because the GAAP measurements of revenue and deferred revenue in the current period include subscription contracts commenced in prior periods.

Total billings increased 2% to $369.5 million during 2012 from $362.9 million in 2011, primarily due to the growing strength of our TRITON products across all global markets. Our appliance billings remained relatively consistent at $28.5 million in 2012 compared with $28.6 million in 2011.

Billings from our TRITON content security solutions accounted for 63% of total billings in 2012 and grew 21% year-over-year to $232.9 million, from $192.6 million in 2011, whereas billings from our non-TRITON solution products declined 20% year-over-year to $136.6 million in 2012 from $170.3 million in 2011. The increase in TRITON billings reflects sales to new customers, the ongoing migration to TRITON solutions by customers of non-TRITON products and the expansion of subscriptions of existing customers. The decrease in non-TRITON billings reflects the ongoing migration of existing customers to our more advanced TRITON security solutions, and to a lesser extent, customer losses to lower priced competitive solutions. Our TRITON solutions include our TRITON family of security gateways for Web, email, mobile and data security (including related appliances and technical support subscriptions), our standalone data security suite and our Cloud security solutions. Our non-TRITON solutions include our Web filtering products, such as our Websense Web Filter, Web Security Suite, legacy server-based email security and related hardware. We expect the proportion of billings from our TRITON solutions to continue to increase as a percentage of total billings in 2013.

International billings represented $195.5 million, or 53% of our total billings in 2012, compared with $189.6 million, or 52% of total billings in 2011, reflecting our maturing and stabilized international sales force.

Average contract duration increased to 25.0 months in 2012, from 23.7 months in 2011 with approximately 47% of our billings in 12 month contracts, 7% in 24 month contracts and 46% in contracts with durations of 36 months or more. The average contract duration increased compared with 2011 due to the increase in sales of TRITON solutions and sales to new customers, which tend to have longer average contract durations. The number of transactions valued at over $100,000 in 2012 increased by 15% from 563 transactions to 648 transactions compared with 2011.

Our billings depend in part on the number of subscriptions up for renewal each quarter and are affected by cyclical variations, with the highest billings occurring in the fourth quarter and the lowest billings occurring in the first quarter.

Critical Accounting Policies and Estimates

Critical accounting policies are those that may have a material impact on our financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimate is made. Our senior management has discussed the development and selection of our accounting policies, related accounting estimates and disclosures with the audit committee of our board of directors. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. The majority of our revenues are derived from software and Cloud products sold on a subscription basis. A subscription is generally 12, 24 or 36 months in duration and for a fixed number of seats. We recognize revenues for the software and Cloud subscriptions, including any related technical support, on a daily straight-line basis, commencing on the date the term of the subscription begins, and continuing over the term of the subscription agreement, provided the fee is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred and collectability is reasonably assured. Upon entering into a subscription arrangement for a fixed or determinable fee, we electronically deliver software access codes to customers and then promptly invoice customers for the full amount of their subscriptions. Payment is due for the full term of the subscription, generally within 30 to 60 days of the invoice date.

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for revenue recognition to remove from the scope of industry-specific software revenue recognition guidance any tangible products containing software components and non-software components that operate together to deliver the product's essential functionality. In addition, the FASB amended the accounting standards for certain multiple element revenue arrangements to:

- provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements; and
- require an entity to allocate arrangement consideration to each element based on a selling price hierarchy, where the selling price for an element is based on vendor-specific objective evidence ("VSOE"), if available; third-party evidence ("TPE"), if available and VSOE is not available; or the best estimate of selling price ("BESP"), if neither VSOE nor TPE is available.

We adopted the amended standards as of January 1, 2011 on a prospective basis for transactions entered into or materially modified after December 31, 2010.

A portion of our revenues is generated from the sale of appliances, which are standard server platforms optimized for our software products. These appliances contain software components, such as operating systems, that operate together with the hardware platform to provide the essential functionality of the appliance. Based on accounting standards, when sold in a multiple element arrangement that includes software deliverables, our hardware appliances are considered non-software deliverables. When appliance orders are taken, we ship the product, invoice the customer and recognize revenues when title/risk of loss passes to the buyer (typically upon delivery to a common carrier) and the other criteria of revenue recognition are met. The revenues recognized are based upon BESP, as outlined further below.

For transactions entered into prior to the adoption of amended revenue standards on January 1, 2011, all elements in a multiple element arrangement containing software were treated as a single unit of accounting as we did not have adequate support for VSOE of undelivered elements. As a result, we deferred revenue on our multiple element arrangements until only the post-contract customer support (database updates and technical support) or other services not essential to the functionality of the software remained undelivered. At that point, the revenue was amortized over the remaining life of the software subscription or estimated delivery term of the services, whichever was longer.

For transactions entered into subsequent to the adoption of the amended revenue recognition standards that are multiple element arrangements, we allocate the arrangement fee to the software-related elements and the non-software-related elements based upon the relative selling price of such element. When applying the relative selling price method, we determine the selling price for each element using BESP, because VSOE and TPE are not available. The revenues allocated to the software-related elements are recognized based on the industry-specific software revenue recognition guidance that remains unchanged. The revenues allocated to the non-software-related elements are recognized based on the nature of the element provided the fee is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred and collectability is reasonably assured. The manner in which we account for multiple element arrangements that contain only software and software-related elements remains unchanged.

We determine BESP for an individual element within a multiple element revenue arrangement using the same methods utilized to determine the selling price of an element sold on a standalone basis. We estimate the selling price by considering internal factors such as historical pricing practices and gross margin objectives. Consideration is also given to market conditions such as competitor pricing strategies, customer demands and geography. As there is a significant amount of judgment when determining BESP, we review all of our assumptions and inputs around BESP on a quarterly basis and maintain internal controls over the establishment and updates of these estimates.

For our OEM contracts, we grant our OEM customers the right to incorporate our products into the OEMs' products or services for resale to end users. The OEM customers generally pay us a royalty fee for each resale of our product to an end user over a specified period of time. We recognize revenues associated with the OEM contracts ratably over the contractual period for which we are obligated to provide our services to the OEMs, which will vary for each OEM depending on the information available, such as underlying end user subscription periods. To the extent we provide any custom software and engineering services in connection with an OEM arrangement, we defer recognition of all revenue until acceptance of the custom software.

We record distributor marketing payments and channel rebates as an offset to revenues, unless we receive an identifiable benefit in exchange for the consideration and we can estimate the fair value of the benefit received. We recognize distributor marketing payments as an offset to revenues in the period the marketing service is provided, and we recognize channel rebates as an offset to revenues generally on a straight-line basis over the term of the underlying subscription sale.

Income Taxes. We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes may be due. These reserves for tax contingencies are established when we believe that certain positions might be challenged despite our belief that our tax return positions are consistent with prevailing law and practice. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of these reserves and changes to the reserves that are considered appropriate.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which require periodic adjustments and which may not accurately anticipate actual outcomes.

Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe it is more likely than not that all or a portion of the deferred tax assets will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available for tax reporting purposes and other relevant factors.

Acquisitions, Goodwill and Other Intangible Assets. We account for acquired businesses using the acquisition method of accounting, in accordance with GAAP accounting rules for business combinations, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair value of net assets acquired is recorded as goodwill.

We review goodwill that has an indefinite useful life for impairment at least annually in our fourth fiscal quarter, or more frequently if an event occurs indicating the potential for impairment. We amortize the cost of identified intangible assets using amortization methods that reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. We review for impairment by analyzing facts and circumstances, either external or internal, indicating that we may not recover the carrying value of the asset. We measure impairment losses related to long-lived assets based on the amount by which the carrying amounts of these assets exceed their fair values. We measure fair value generally based on the estimated future cash flows generated by the asset. Our analysis is based on available information and on assumptions and projections that we consider to be reasonable and supportable. If necessary, we perform subsequent calculations to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets.

Share-Based Compensation. We account for share-based compensation under the fair value method. Share-based compensation expense related to stock options and employee stock purchase plan share grants is recorded based on the fair value of the award on its grant date. We estimate the fair value using the Black-Scholes option valuation model. Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the date of grant.

The determination of fair value using the Black-Scholes option valuation model requires the use of certain estimates and highly judgmental assumptions that affect the amount of share-based compensation expense recognized in our consolidated statements of operations. These include estimates of the expected volatility of our stock price, expected life of an award, expected dividends and the risk-free interest rate. We estimate the expected term of options granted based on the history of grants and exercises in our option database. We estimate the volatility of our common stock at the date of grant based on both the historical volatility as well as the implied volatility of publicly traded options for our common stock. We base the risk-free interest rate on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon bond issues with equivalent remaining terms. We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero. We amortize the fair value ratably over the vesting period of the awards. We use historical data to estimate pre-vesting option forfeitures and record share-based expense only for those awards that are expected to vest. We may elect to use different assumptions under the Black-Scholes option valuation model in the future or select a different option valuation model altogether, which could materially affect our results of operations in the future.

Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Allowance for Doubtful Accounts and Other Loss Contingencies. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to pay their invoices. We establish this allowance using estimates that we make based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, changes to customer creditworthiness, current economic trends and other facts and circumstances of our existing customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires significant judgment by management based on the facts and circumstances of each matter.

Results of Operations

The following table summarizes our operating results as a percentage of total revenues for each of the periods shown.

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
Software and service	91%	89%	96%
Appliance	9	11	4
Total revenues	100%	100%	100%
Cost of revenues:			
Software and service	12	11	14
Appliance	4	5	2
Total cost of revenues	16	16	16
Gross profit	84	84	84
Operating expenses:			
Selling and marketing	43	44	48
Research and development	18	16	16
General and administrative	12	11	11
Total operating expenses	73	71	75
Income from operations	11	13	9
Interest expense	(1)	(1)	(1)
Other income (expense), net	—	—	—
Income before income taxes	10	12	8
Provision for income taxes	5	4	2
Net income	5%	8%	6%

Year ended December 31, 2012 compared with the year ended December 31, 2011

Revenues

Software and service revenues. Software and service revenues increased to $328.3 million in 2012 from $325.4 million in 2011. The increase in 2012 software and service revenues compared with 2011 was primarily the result of year-over-year growth in billings for TRITON software and service, which resulted in higher beginning current deferred software and service revenue and higher revenues recognized in 2012 compared with 2011. Because we recognize software and service revenues ratably over the term of the subscription, growth in software and service revenues reflect changes in current deferred revenue at the beginning of the period compared with the prior period, as well as the change in current period billings.

Software and service revenues generated in the United States accounted for $159.6 million, or 44% of 2012 revenues, compared with $161.8 million, or 44% of revenues in 2011. International software and service revenues accounted for $168.7 million, or 47% of 2012 revenues, compared with $163.6 million, or 45% of revenues in 2011.

Current deferred software and service revenue was $241.3 million as of December 31, 2012, compared with $244.6 million as of December 31, 2011, and we had total deferred revenue relating to software and service revenues of $396.0 million as of December 31, 2012, compared with $383.3 million as of December 31, 2011. Of the $241.3 million in current deferred software and service revenue as of December 31, 2012, $77.3 million is expected to be recognized as revenue in the first quarter of 2013.

We expect our software and service revenues in 2013 to remain relatively flat compared with our software and service revenues in 2012 due to subscriptions that are scheduled for renewal that are expected to be renewed and upgraded, and expected new business for which some revenues will be recognized during 2013. These trends are anticipated to be partially offset by an expected decline in revenue from OEM arrangements. Our software and service revenues are impacted by the duration of contracts billed, the timing of sales of renewal and new subscriptions, the average annual contract value and per seat price, the volume of OEM sales activity and the effect of currency exchange rates on new and renewal subscriptions in international markets.

Appliance revenues. Appliance revenues decreased to $33.2 million in 2012 from $38.8 million in 2011. Appliance revenues of $33.2 million for 2012 consisted of $27.3 million in revenue from sales of appliances sold in 2012 and $5.9 million recognized primarily from deferred revenue for sales of appliances recorded prior to the adoption of the amended revenue recognition rules, as described previously. This compares with $38.8 million in 2011, which included $27.4 million in revenue from appliances sold in 2011 and $11.4 million recognized primarily from deferred revenue. The decrease in total appliance revenues was primarily the result of the decline in appliance revenues recognized from deferred revenue in 2012 compared with 2011, due to the amended revenue recognition rules. As of December 31, 2012, deferred appliance revenue was $2.7 million for sales recorded prior to the adoption of the amended revenue recognition rules.

Appliance revenues generated in the United States accounted for $15.6 million, or 4% of 2012 revenues, compared with $19.4 million, or 5% of revenues, in 2011. Appliance revenues generated internationally accounted for $17.6 million, or 5% of 2012 revenues, compared with $19.4 million, or 5% of revenues, in 2011.

For 2013, we expect our appliance revenues to decrease in both absolute dollars and as a percentage of total revenues as compared with 2012 primarily as a result of the decline in deferred revenue to be recognized in 2013 from appliance sales recorded prior to January 1, 2011. For 2013, we expect to recognize $2.2 million from deferred revenue for appliance sales recorded prior to January 1, 2011.

Cost of Revenues

Software and service cost of revenues. Software and service cost of revenues consists of the costs of Web content analysis, amortization of acquired technology, technical support and infrastructure costs associated with maintaining our databases and costs associated with providing our Cloud offerings. Software and service cost of revenues increased to $45.6 million in 2012 from $41.6 million in 2011. The $4.0 million increase was primarily due to increased costs of operating our infrastructure for our Cloud offerings, partially offset by decreased amortization of acquired technology of $0.4 million. Our full-time employee headcount in cost of revenues departments remained consistent at an average of 262 employees during 2011 and 2012. The headcount is expected to remain relatively flat in 2013. As a percentage of software and service revenues, software and service cost of revenues were 14% for 2012, compared with 13% for 2011.

We expect software and service cost of revenues will increase in absolute dollars in 2013 due to higher expected software and service billings, and increase as a percentage of software and service revenues in 2013 as compared with 2012 due to our continued investment in our Cloud infrastructure.

Appliance cost of revenues. Appliance cost of revenues consists of the costs associated with the sale of our appliance products, primarily the cost of the hardware platform and software installation costs. Appliance cost of revenues decreased to $13.6 million in 2012, from $18.1 million in 2011. As described previously, the $4.5 million decrease was primarily the result of the decline in appliance costs recognized from deferred costs in 2012 compared with 2011, due to the adoption of amended revenue recognition rules under which the related costs are generally recognized when the appliances are sold. In appliance cost of revenues for 2012, we recognized $2.6 million of the ratable cost of appliances sold prior to 2011 and the remaining $11.0 million represents costs of appliances sold in 2012. As a percentage of appliance revenues, appliance cost of revenues decreased to 41% in 2012 from 47% in 2011.

We expect appliance cost of revenues will decrease in absolute dollars in 2013 as compared with 2012 due to the decline in deferred costs to be recognized in 2013 from appliance sales recorded prior to January 1, 2011. During 2013, we expect to recognize $1.0 million in deferred cost of revenues related to sales recorded prior to January 1, 2011.

Gross Profit

Gross profit decreased to $302.3 million in 2012 from $304.6 million in 2011, primarily as a result of decreased appliance revenues from appliances sold prior to 2011 and increased cost of revenues related to our expanding Cloud infrastructure. As a percentage of total revenues, our gross profit was 84% for 2012 and 2011. We expect that gross profit as a percentage of revenue will remain in excess of 80% of revenue for 2013.

Operating Expenses

Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions and benefits related to personnel engaged in selling, marketing and customer support functions, costs related to public relations, advertising, promotions and travel, amortization of acquired customer relationships and other allocated costs. Selling and marketing expenses do not include payments to channel partners for marketing services and rebates as those are recorded as an offset to revenue.

Selling and marketing expenses decreased to $155.3 million, or 43% of revenues, in 2012 from $161.0 million, or 44% of revenues, in 2011. The $5.7 million decrease in total selling and marketing expenses was primarily due to a reduction in the amortization of acquired intangible assets (customer relationships) of $6.6 million, partially offset by an increase in personnel costs of $1.4 million resulting from higher average headcount. Our headcount in sales and marketing increased from an average of 614 employees during 2011 to an average of 626 employees during 2012, due primarily to the expansion of our sales force beginning in the fourth quarter of 2012. Headcount is expected to increase in 2013 as we continue to expand our sales team.

We expect overall selling and marketing expenses to increase in absolute dollars in 2013 as compared with 2012 primarily due to additional sales and marketing personnel to support our expanding selling and marketing efforts worldwide, partially offset by a reduction of amortization of acquired intangible assets, compared with 2012, from the SurfControl acquisition. We expect selling and marketing expenses as a percentage of revenues will increase in 2013 compared with 2012. Because commission expenses are recognized in the period incurred, while a substantial portion of revenues are recognized in future periods, if our 2013 billings growth exceeds expectations, our selling and marketing expenses as a percentage of revenues could further increase in 2013 compared with 2012. Based on the existing sales and marketing related intangible assets as of December 31, 2012, we expect amortization of sales and marketing related acquired intangibles of $5.4 million for 2013, which would be a reduction of approximately $0.6 million from 2012. Fluctuations in foreign currencies may also impact our selling and marketing expenses in 2013.

Research and development. Research and development expenses consist primarily of salaries and benefits for software developers and allocated costs. Research and development expenses increased to $63.3 million, or 18% of revenues, in 2012 from $58.2 million, or 16% of revenues, in 2011. The increase of $5.1 million in research and development expenses was primarily due to increased personnel costs of $3.7 million and increased allocated costs of $1.5 million. We allocate the costs for human resources, employee benefits, payroll taxes, IT, facilities and fixed asset depreciation to each of our functional areas based on headcount data. Although our headcount increased in research and development from an average of 493 employees during 2011 to an average of 527 employees during 2012, the impact of the higher headcount was partially mitigated by an increase in the number of employees in relatively low cost foreign locations.

We expect research and development expenses to increase in absolute dollars in 2013 as compared with 2012 due to higher personnel costs resulting from higher average headcount in 2013 compared with 2012. Fluctuations in foreign currencies may also impact our research and development expenses in 2013. We are managing the increase in our absolute research and development expenses by operating research and development facilities in multiple international locations, including facilities in Beijing, China and Ra'anana, Israel, that have lower costs than our operations in the United States. We also have research and development facilities in Los Gatos and San Diego, California and Reading, England. We expect that research and development expenses as a percentage of revenues will increase in 2013 compared with 2012.

General and administrative. General and administrative expenses consist primarily of salaries, benefits and related expenses for our executive, finance and administrative personnel, third-party professional service fees and allocated costs. General and administrative expenses increased to $42.2 million, or 12% of revenues, in 2012 from $40.9 million, or 11% of revenues, in 2011. The $1.3 million increase in general and administrative expenses was primarily due to an increase in third-party professional service fees of $2.4 million and increased allocated costs of $0.7 million, offset by decreased share based compensation costs of $1.5 million.

We expect general and administrative expenses to decrease in absolute dollars and as a percentage of revenue in 2013 compared with 2012 due to decreased third-party professional fees.

Interest Expense

Interest expense increased to $2.6 million in 2012 compared with $1.6 million in 2011. The increase was primarily due to additional interest expense recognized on our interest rate swap that became effective on December 31, 2011.

Our weighted average interest rate was 3.1% in 2012 and is expected to remain consistent in 2013 resulting in total interest expense in 2013 being consistent with 2012. See "Liquidity and Capital Resources" for a description of the 2010 Credit Agreement.

Other Income (Expense), Net

Other income decreased to $0.1 million in 2012, compared with other income of $1.2 million in 2011, reflecting foreign exchange related net losses of $0.3 million in 2012 compared with net gains of $1.0 million in 2011 as a result of movements in the currency exchange rates during 2012 and 2011.

We expect our net other income in 2013 to remain consistent with 2012 levels; however, fluctuations in foreign currencies may also impact our other income (expense).

Provision for Income Taxes

In 2012, we recognized an income tax expense of $20.7 million compared with an income tax expense of $13.0 million for 2011. The annual effective income tax rate for 2012 was 53.0% compared with 29.6% for 2011. For 2012, the effective tax rate variance from the U.S. federal statutory rate was primarily the result of our agreement with the IRS Appeals Office to settle certain outstanding tax matters for years 2005 through 2007, which is discussed more fully in Note 11 to the consolidated financial statements, as well as the unfavorable impact of foreign withholding taxes and non-deductible share-based payments, partially offset by the favorable impact from earnings in lower tax rate jurisdictions. For 2011, the effective tax rate variance from the U.S. federal statutory rate was primarily attributable to a net tax benefit recognized for the year of approximately $5.5 million, offset partially by the unfavorable impact of foreign withholding taxes and non-deductible share-based compensation expense. Approximately $2.8 million of the net tax benefit recognized for 2012 resulted from our global distribution restructuring which was completed during 2010 and became effective in January 2011. This amount relates primarily to the non-recurring tax effect from the transfer of customer relationship intangible assets and the related deferred tax liabilities from a higher tax rate jurisdiction to a lower tax rate jurisdiction. This entire tax benefit was recorded in the first quarter of 2011 upon completion of our global distribution restructuring and is not expected to recur. The remaining net tax benefit recognized for the year of approximately $2.7 million relates to the reversal of previously established reserves for uncertain tax positions due to the settlement of a tax inquiry in the United Kingdom in the fourth quarter of 2011. This entire net tax benefit was recorded in the fourth quarter of 2011, the period in which the settlement occurred, and is not expected to recur.

Our effective tax rate may change in future periods due to differences in the composition of taxable income between domestic and international operations along with the potential changes or interpretations in tax rules and legislation, or corresponding accounting rules. Effective January 2011, we completed a global restructuring of our international distribution operations, which we anticipate will reduce the complexity and compliance risks associated with our global distribution activities. We expect that the restructuring will also reduce our GAAP effective tax rate relative to the GAAP effective tax rate that would have applied absent the restructuring because we expect to reduce our taxable income in certain foreign jurisdictions having high tax rates and expect to increase our taxable income in a foreign jurisdiction with a lower tax rate where we streamlined and consolidated the ownership of our intellectual property and distribution rights. The restructuring did not materially impact our U.S. business operations or the relative amount of taxable income in the U.S. versus outside the U.S. While we anticipate that our GAAP effective tax rate will be lower than it would have been without the global distribution restructuring, we cannot predict whether the GAAP effective tax rate in any particular period will be less than the GAAP effective tax rate in the immediately preceding prior period or in the comparable period of the prior fiscal year. The actual impact of the restructuring on our GAAP effective tax rate is highly dependent on our future results of operations, including the jurisdictions where our revenue is generated.

We assess, on a quarterly basis, the ultimate realization of our deferred income tax assets. Realization of deferred income tax assets is dependent upon taxable income in prior carryback years, estimates of future taxable income, tax planning strategies and reversals of existing taxable temporary differences. Based on our assessment of these items for the fiscal year ended December 31, 2012, specifically the expected reversal of existing taxable temporary differences and a history of generating taxable income in applicable tax jurisdictions, we believe that it is more-likely-than-not that we will fully realize the balance of the deferred tax assets currently reflected on our consolidated balance sheets.

The American Taxpayer Relief Act of 2012, which was signed into law on January 2, 2013, included the retroactive reinstatement of the federal research and development tax credit from January 1, 2012, through December 31, 2013. Our provision for income taxes for the year ended December 31, 2012, does not include the impact of the federal research credit generated in 2012 since the law was enacted subsequent to our reporting period. Had the legislation been enacted in 2012, our provision for income taxes for the year ended December 31, 2012, would have been reduced by approximately $0.6 million. Our provision for income taxes in the first quarter of 2013 will include the tax benefit as a result of the retroactive reinstatement of the federal research credit for 2012.

Year ended December 31, 2011 compared with the year ended December 31, 2010

Revenues

Software and service revenues. Software and service revenues increased to $325.4 million in 2011 from $320.6 million in 2010. The increase in 2011 software and service revenues compared with 2010 was primarily the result of increased incremental billings to new customers and upgrades to existing customers, as well as higher OEM revenues in 2011 as compared with 2010. Software and service revenues generated in the United States accounted for $161.8 million, or 44% of 2011 revenues, compared with $158.5 million, or 47% in 2010. Software and service revenues generated internationally accounted for $163.6 million, or 45% of 2011 revenues, compared with $162.1 million, or 49%, in 2010. We had current deferred revenue relating to software and service revenues of $244.6 million as of December 31, 2011, compared with $240.5 million as of December 31, 2010, and we had total deferred revenue relating to software and service revenues of $383.3 million as of December 31, 2011, compared with $374.3 million as of December 31, 2010.

Appliance revenues. Appliance revenues increased to $38.8 million in 2011 from $12.2 million in 2010. The increase was primarily a result of increased appliance sales in 2011 and our adoption of amended revenue recognition rules starting January 1, 2011. Accordingly, $11.4 million of the revenue recognized in 2011, represented primarily the ratable recognition of deferred revenue for sales of appliances recorded prior to the adoption of the amended revenue recognition rules, and the remaining $27.4 million represented revenues from sales of appliances sold in 2011. As of December 31, 2011, we had $8.6 million of remaining deferred revenue for sales recorded prior to the adoption of the amended revenue recognition rules. Appliance revenues generated in the United States accounted for $19.4 million, or 5% of 2011 revenues, compared with $6.8 million, or 2% of revenues, in 2010. Appliance revenues generated internationally accounted for $19.4 million, or 5% of 2011 revenues, compared with $5.4 million, or 2% of revenues, in 2010.

Cost of Revenues

Software and service cost of revenues. Software and service cost of revenues decreased to $41.6 million in 2011 from $45.7 million in 2010. The $4.1 million decrease was primarily due to decreased amortization of acquired technology of $6.0 million and decreased allocated costs of $0.7 million, offset by increased personnel costs of $2.1 million. Amortization of acquired technology was $3.0 million in 2011 compared with $9.0 million in 2010. The decrease of $6.0 million in amortization of acquired technology from 2010 to 2011 was primarily due to certain acquired technology being fully amortized in 2010. As of December 31, 2011, the remaining acquired technology is being amortized over a remaining weighted average period of 3.2 years. Our full-time employee headcount in cost of revenues departments decreased from an average of 266 employees during 2010 to an average of 261 employees during 2011. As a percentage of software and service revenues, software and service cost of revenues was 13% for 2011, compared with 14% for 2010.

Appliance cost of revenues. Appliance cost of revenues increased to $18.1 million in 2011, from $7.4 million in 2010. As described previously, the $10.7 million increase was primarily due to increased appliance sales in 2011 and our adoption of amended revenue recognition rules. In appliance cost of revenues for 2011, we recognized $5.2 million of the ratable cost of appliances sold prior to 2011 that were recognized in revenues in 2011 and the remaining $12.9 million represents costs of appliances sold in 2011. As a percentage of appliance revenues, appliance cost of revenues decreased to 47% in 2011 from 61% in 2010.

Gross Profit

Gross profit increased to $304.6 million in 2011 from $279.7 million in 2010, primarily as a result of increased revenues. As a percentage of total revenues, our gross profit was 84% for both 2011 and 2010.

Operating Expenses

Selling and marketing. Selling and marketing expenses increased to $161.0 million, or 44% of revenues, in 2011 from $157.8 million, or 48% of revenues, in 2010. The $3.2 million increase in total selling and marketing expenses was primarily due to increased personnel costs of $6.2 million resulting from higher average head count and costs associated with changes to our internal sales team during 2011 and increased allocated costs of $1.7 million, partially offset by a reduction in the amortization of acquired intangible assets (customer relationships) of $4.9 million. Our headcount in sales and marketing increased from an average of 583 employees during 2010 to an average of 614 employees during 2011.

Research and development. Research and development expenses increased to $58.2 million, or 16% of revenues, in 2011 from $54.3 million, or 16% of revenues, in 2010. The increase of $3.9 million in research and development expenses was due to increased personnel costs of $2.4 million and increased allocated costs of $1.5 million. Although our headcount increased in research and development from an average of 454 employees during 2010 to an average of 493 employees during 2011, the impact of the higher headcount was partially mitigated by an increase in the number of employees in relatively low cost foreign locations.

General and administrative. General and administrative expenses increased to $40.9 million, or 11% of revenues, in 2011 from $36.8 million, or 11% of revenues, in 2010. The $4.1 million increase in general and administrative expenses was primarily due to an increase in third-party professional service fees, which were largely related to the global restructuring of our international distribution operations, and increased personnel costs. Our headcount remained consistent in general and administrative departments with an average of 120 employees during 2010 to an average of 121 employees during 2011.

Interest Expense

Interest expense decreased to $1.6 million in 2011 compared with $3.7 million in 2010. The decrease was partially due to a lower average outstanding loan balance on our secured loan of $67.8 million during 2011, compared with an average loan balance of $73.0 million during 2010. In addition, the effective interest rate was lower in 2011 compared with 2010 primarily due to the expiration of an unfavorable fixed rate swap agreement which expired on September 30, 2010 and more favorable interest rate terms under our 2010 Credit Facility. Also included in the interest expense is amortization of deferred financing fees of $0.2 million and $1.0 million for 2011 and 2010, respectively, that were capitalized as part of the 2010 Credit Facility and a senior secured credit facility entered into in October 2007, as applicable.

Other Income (Expense), Net

Other income increased to $1.2 million in 2011, compared with other expense of $0.8 million in 2010, reflecting foreign exchange related net gains of $1.0 million in 2011 compared with net losses of $1.3 million in 2010 as a result of movements in the currency exchange rates during 2011 and 2010.

Provision for Income Taxes

In 2011, we recognized an income tax expense of $13.0 million compared with an income tax expense of $7.6 million for 2010. The annual effective income tax rate for 2011 was 29.6 % compared with 29.0% for 2010. For 2011, the effective tax rate variance from the U.S. federal statutory rate was primarily attributable to a net tax benefit recognized for the year of approximately $5.5 million offset partially by the unfavorable impact of foreign withholding taxes and non-deductible share-based compensation expense. Approximately $2.8 million of the net tax benefit recognized for the year resulted from our global distribution restructuring which was completed during 2010 and became effective in January 2011. This amount relates primarily to the non-recurring tax effect from the transfer of customer relationship intangible assets and the related deferred tax liabilities from a higher tax rate jurisdiction to a lower tax rate jurisdiction. This entire tax benefit was recorded in the first quarter of 2011 upon completion of our global distribution restructuring. The remaining net tax benefit recognized for the year of approximately $2.7 million relates to the reversal of previously established reserves for uncertain tax positions due to the settlement of a tax inquiry in the United Kingdom in the fourth quarter of 2011. This entire net tax benefit was recorded in the fourth quarter of 2011, the period in which the settlement occurred. For 2010, the effective tax rate variance from the U.S. federal statutory rate was primarily related to earnings recognized in lower tax jurisdictions, and the reduction of a valuation allowance related to net operating losses for one of our subsidiaries in the United Kingdom, partially offset by the write-down of a deferred tax asset relating to the net operating losses in the United Kingdom.

Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $64.6 million and retained earnings of $90.6 million. Of the $64.6 million of cash and cash equivalents held as of December 31, 2012, $27.8 million was held by our foreign subsidiaries, and we plan to indefinitely reinvest the undistributed foreign earnings into our foreign operations. During 2012, we primarily used cash in excess of cash required for operations, to repurchase $49.1 million of our common stock and to make principal payments of $5.0 million under the 2010 Credit Agreement.

Net cash provided by operating activities was $48.9 million in 2012, compared with $79.2 million in 2011. The decrease in cash flow from operations for 2012 compared with 2011 was primarily a result of higher cash taxes in 2012 due to a settlement of certain tax obligations with the IRS related to prior years which resulted in $14.7 million in cash tax payments in the third quarter of 2012. Our operating cash flow is typically significantly influenced by the timing of new and renewal subscriptions, accounts receivable collections and cash expenses. A decrease in sales of new and/or renewal subscriptions or accounts receivable collections, or an increase in our cash expenses, would negatively impact our operating cash flow.

Net cash used in investing activities was $12.6 million in 2012, compared with $9.9 million in 2011. The $2.7 million increase in net cash used in investing activities was primarily due to increased purchases of property and equipment during 2012 compared with 2011 related to our expanding Cloud infrastructure.

Net cash used in financing activities was $47.9 million in 2012, compared with $70.4 million in 2011. The $22.5 million decrease in cash used in financing activities was driven primarily by a reduction in repurchases of our common stock during 2012 compared with 2011, partially offset by a reduction in the proceeds from exercises of stock options and reduced borrowings on our secured loan. In 2012, we used approximately $49.1 million to repurchase our common stock and made principal payments of $5.0 million under the 2010 Credit Agreement.

In October 2010, we entered into the 2010 Credit Agreement. The 2010 Credit Agreement provides for a secured revolving credit facility that matures on October 29, 2015 with an initial maximum aggregate commitment of $120 million, including a $15 million sublimit for issuances of letters of credit and a $5 million sublimit for swing line loans. We may increase the maximum aggregate commitment under the 2010 Credit Agreement to up to $200 million if certain conditions are satisfied, including that we are not in default under the 2010 Credit Agreement at the time of the increase. Loans under the 2010 Credit Agreement are designated, at our election, as either base rate or Eurodollar rate loans. Base rate loans bear interest at a rate equal to (i) the highest of (a) the federal funds rate plus 0.5%, (b) the Eurodollar rate plus 1.00%, and (c) Bank of America's prime rate, plus (ii) a margin set forth below. Eurodollar rate loans bear interest at a rate equal to (i) the Eurodollar rate, plus (ii) a margin set forth below. As of December 31, 2012, the total amount outstanding under the 2010 Credit Facility was $68.0 million and the weighted average interest rate was 3.1%.

The applicable margins are determined by reference to our leverage ratio, as set forth in the table below:

Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans
<1.25:1.0	1.75%	0.75%
≥1.25:1.0	2.00%	1.00%

Indebtedness under the 2010 Credit Agreement is secured by substantially all of our assets, including pledges of stock of certain of our subsidiaries (subject to limitations in the case of foreign subsidiaries) and by secured guarantees by our domestic subsidiaries. The 2010 Credit Agreement contains affirmative and negative covenants, including an obligation to maintain a certain consolidated leverage ratio and consolidated interest coverage ratio and restrictions on our ability to borrow money, to incur liens, to enter into mergers and acquisitions, to make dispositions, to pay cash dividends or repurchase capital stock, and to make investments, subject to certain exceptions. The 2010 Credit Agreement does not require us to use excess cash to pay down debt.

The 2010 Credit Agreement provides for acceleration of our obligations thereunder upon certain events of default. The events of default include, without limitation, failure to pay loan amounts when due, any material inaccuracy in our representations and warranties, failure to observe covenants, defaults on any other indebtedness, entering bankruptcy, existence of a judgment or decree against us or our subsidiaries involving an aggregate liability of $10 million or more, the security interest or guarantee ceasing to be in full force and effect, any person becoming the beneficial owner of more than 35% of our outstanding common stock, or our board of directors ceasing to consist of a majority of Continuing Directors (as defined in the 2010 Credit Agreement).

Obligations and commitments. The following table summarizes our contractual payment obligations and commitments as of December 31, 2012 (in thousands):

	Payment Obligations by Year						
	2013	2014	2015	2016	2017	Thereafter	Total
2010 Credit Agreement:							
Contractual principal payments	$ —	$ —	$68,000	$ —	$ —	$ —	$68,000
Estimated interest and fees	2,314	2,314	1,914	—	—	—	6,542
Operating leases	5,717	4,784	3,310	2,556	2,629	1,576	20,572
Other commitments	1,101	2,322	27	—	—	—	3,450
Total	$ 9,132	$ 9,420	$73,251	$ 2,556	$ 2,629	$ 1,576	$98,564

Obligations under our 2010 Credit Agreement represent the future minimum principal debt payments due under this facility. Estimated interest and fees expected to be incurred on the 2010 Credit Facility are based on known rates and scheduled principal payments, as well as the interest rate swap agreement, as of December 31, 2012 (see Note 6 to the consolidated financial statements).

We lease our facilities under operating lease agreements that expire at various dates through 2018. Approximately 63% of our operating lease commitments are related to our corporate headquarters lease in San Diego, which has escalating rent payments through 2018. The San Diego lease expires in July 2018; however, we have an option to extend the lease for an additional five years. The rent expense related to our worldwide office space leases is recorded monthly on a straight-line basis in accordance with GAAP.

Included in other commitments above are contractual commitment obligations as of December 31, 2012 for inbound software licenses, equipment maintenance, royalty agreements and automobile leases.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2012, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $8.9 million of gross unrecognized tax benefits (as more fully described in Note 11 to the consolidated financial statements) have been excluded from the contractual payment obligations table above.

Our board of directors has authorized us to repurchase up to 24 million shares of our common stock under a stock repurchase program. The stock repurchase program does not have an expiration date, does not require us to purchase a specific number of shares and provides the board of directors with authority to modify, suspend or terminate the program at any time. Effective July 17, 2012, the board of directors suspended the stock repurchase program, after repurchasing approximately $2.9 million of our common stock in the third quarter of 2012, to better align with third quarter cash flow. In October 2012, the board of directors resumed the stock repurchase program and authorized management to repurchase up to $5.0 million of our common stock per calendar quarter beginning in the fourth quarter of 2012.

Since October 2009, all share purchases under the stock repurchase program have been made in open market transactions at prevailing market prices in accordance with certain timing conditions set forth in Rule 10b5-1 stock repurchase plans. Depending on market conditions and other factors, including compliance with covenants in the 2010 Credit Agreement, purchases by our agent under the current Rule 10b5-1 stock repurchase plan may be suspended at any time, or from time to time. We repurchased an aggregate of 2,624,256 shares in 2012 for an aggregate of approximately $47.9 million at an average price of $18.26 per share. As of December 31, 2012, we had repurchased a total of 23,036,077 shares of our common stock under this stock repurchase program, for an aggregate of $457.7 million at an average price of $19.87 per share. The 2010 Credit Agreement permits us to repurchase our securities so long as we are not in default under the 2010 Credit Agreement, have complied with all of our financial covenants, and have liquidity of at least $20 million; provided, however, if, after giving effect to any repurchase, our consolidated leverage ratio is greater than 1.75:1, such repurchase cannot exceed $10.0 million in the aggregate in any fiscal year.

We believe that our cash and cash equivalents balances, accounts receivable, revolving credit balances and our ongoing cash flow from operations will be sufficient to satisfy our cash requirements, including our capital expenditures, debt repayment obligations and stock repurchases, if any, for at least the next 12 months. Our cash requirements may increase if, as part of our growth strategy, we make acquisitions that increase our cash requirements, or for reasons we do not currently foresee. We may elect to borrow under the 2010 Credit Agreement, raise funds for these purposes or reduce our cost of capital through capital markets transactions or debt or private equity transactions as appropriate. We intend to continue to invest our cash in excess of current operating and capital requirements in interest-bearing, investment-grade money market funds.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011, we did not have any relationships with unconsolidated entities or financial partners, including entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our market risk exposures are related to our cash and cash equivalents and the 2010 Credit Facility. We invest our excess cash in highly liquid short-term investments such as money market funds. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and the interest expense incurred on our secured loan and therefore impact our cash flows and results of operations.

We are exposed to changes in interest rates primarily from our money market funds and from our borrowings at variable rates under the 2010 Credit Facility. In connection with the 2010 Credit Agreement, we entered into an interest rate swap agreement to pay a fixed rate of interest (1.778% per annum) and receive a floating rate interest payment (based on the three-month LIBOR) on a principal amount of $50 million. The $50 million swap agreement became effective on December 30, 2011 and expires on October 29, 2015.

A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would materially affect our interest expense. However, the impact of this type of adverse movement would be partially mitigated by our interest rate swap agreement that became effective on December 30, 2011. Based on our revolving credit balance at December 31, 2012 and taking into consideration our interest rate swap agreement, our interest expense would increase on a pre-tax basis by approximately $200,000 during the next 12 months if a 100 basis point adverse move in the interest rate yield curve occurred.

A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive investments at December 31, 2012. Changes in interest rates over time will, however, affect our interest income.

Foreign Currency Exchange Rate Risk

We sell our products through an international distribution network in approximately 130 countries, and we bill certain international customers in Euros, British Pounds, Australian Dollars, Japanese Yen and Chinese Renminbi. Additionally, a significant portion of our foreign subsidiaries' operating expenses are incurred in foreign currencies. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we sell our products.

To mitigate the effect of changes in currency exchange rates, we utilize foreign currency forward contracts and zero-cost collar contracts to hedge foreign currency market exposures of underlying assets, liabilities and expenses. We also keep working funds necessary to facilitate the short-term operations of our subsidiaries in the local currencies in which they do business. As exchange rate fluctuations can significantly vary our sales and expense results when converted to U.S. dollars, our objective is to reduce the risk to earnings and cash flows associated with changes in currency exchange rates. We do not use foreign currency contracts for speculative or trading purposes.

The notional and fair values of foreign currency contracts are summarized as follows (in thousands):

	December 31, 2012			December 31, 2011		
	Notional Value Local Currency	Notional Value USD	Fair Value USD	Notional Value Local Currency	Notional Value USD	Fair Value USD
Contracts not designated as hedging instruments:						
Euro	9,400	$ 12,197	$ 12,401	11,000	$ 14,909	$ 14,266
British Pound	6,000	$ 9,653	$ 9,759	—	$ —	$ —
Australian dollar	2,500	$ 2,585	$ 2,595	—	$ —	$ —
Contracts designated as hedging instruments:						
Israeli Shekel	17,971	$ 4,649	$ 4,799	—	$ —	$ —

All of the Euro, British Pound and Australian Dollar foreign currency contracts in place as of December 31, 2012 are scheduled to be settled before April 2013. All Israeli Shekel hedging contracts in place as of December 31, 2012 are scheduled to be settled before November 2013.

A significant portion of our foreign subsidiaries' operating expenses are incurred in foreign currencies and if the U.S. dollar weakens, our consolidated operating expenses would increase. Should the U.S. dollar strengthen, our products may become more expensive for our international customers with subscription contracts denominated in U.S. dollars. Changes in currency rates also impact our future revenues under subscription contracts that are not denominated in U.S. dollars. Our revenues and deferred revenue for these foreign currencies are recorded in U.S. dollars when the subscription is entered into based upon currency exchange rates in effect on the last day of the previous month before the subscription agreement is entered into. We engage in currency hedging activities with the intent of limiting the risk of exchange rate fluctuations, but our foreign exchange hedging activities also involve inherent risks that could result in an unforeseen loss.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Websense, Inc.

We have audited the accompanying consolidated balance sheets of Websense, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Websense, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, Websense changed its method of accounting for revenue recognition effective January 1, 2011.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Websense, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
February 20, 2013

Websense, Inc.
Consolidated Balance Sheets
(In thousands, except par value amounts)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 64,584	$ 76,201
Accounts receivable, net of allowance for doubtful accounts of $2,066 and $979 as of December 31, 2012 and 2011, respectively	89,071	80,147
Income tax receivable / prepaid income tax	3,989	738
Current portion of deferred income taxes	28,933	30,021
Other current assets	13,249	13,793
Total current assets	199,826	200,900
Cash and cash equivalents – restricted	662	628
Property and equipment, net	18,901	16,832
Intangible assets, net	17,940	26,412
Goodwill	372,445	372,445
Deferred income taxes, less current portion	7,335	8,599
Deposits and other assets	7,352	8,622
Total assets	$ 624,461	$ 634,438
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 7,941	$ 9,026
Accrued compensation and related benefits	24,981	22,770
Other accrued expenses	12,413	16,534
Current portion of income taxes payable	694	3,187
Current portion of deferred tax liability	42	86
Current portion of deferred revenue	243,945	250,597
Total current liabilities	290,016	302,200
Other long term liabilities	2,044	2,600
Income taxes payable, less current portion	10,514	11,955
Secured loan	68,000	73,000
Deferred tax liability, less current portion	2,026	2,501
Deferred revenue, less current portion	157,112	142,437
Total liabilities	529,712	534,693
Stockholders' equity:		
Common stock - $0.01 par value; 100,000 shares authorized; 36,484 and 38,048 shares issued and outstanding at December 31, 2012 and 2011, respectively	580	568
Additional paid-in capital	443,100	415,573
Treasury stock, at cost	(436,426)	(385,544)
Retained earnings	90,596	72,247
Accumulated other comprehensive loss	(3,101)	(3,099)
Total stockholders' equity	94,749	99,745
Total liabilities and stockholders' equity	$ 624,461	$ 634,438

See accompanying notes to consolidated financial statements

Websense, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
Software and service	$ 328,276	$ 325,373	$ 320,544
Appliance	33,188	38,810	12,218
Total revenues	361,464	364,183	332,762
Cost of revenues:			
Software and service	45,560	41,563	45,681
Appliance	13,646	18,056	7,409
Total cost of revenues	59,206	59,619	53,090
Gross profit	302,258	304,564	279,672
Operating expenses:			
Selling and marketing	155,254	161,039	157,758
Research and development	63,305	58,247	54,325
General and administrative	42,161	40,863	36,779
Total operating expenses	260,720	260,149	248,862
Income from operations	41,538	44,415	30,810
Interest expense	(2,586)	(1,635)	(3,715)
Other income (expense), net	92	1,239	(834)
Income before income taxes	39,044	44,019	26,261
Provision for income taxes	20,695	13,025	7,609
Net income	$ 18,349	$ 30,994	$ 18,652
Net income per share:			
Basic net income per share	$ 0.50	$ 0.78	$ 0.44
Diluted net income per share	$ 0.49	$ 0.76	$ 0.43
Weighted average shares — basic	36,908	39,711	42,409
Weighted average shares — diluted	37,526	40,739	43,438

See accompanying notes to consolidated financial statements

Websense, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Net income	$ 18,349	$ 30,994	$ 18,652
Other comprehensive income (loss) before tax:			
Foreign currency translation adjustments	44	(538)	—
Unrealized gains (losses) on derivative contracts, net	(175)	(2,940)	1,991
Other comprehensive income (loss) before tax	(131)	(3,478)	1,991
Income tax benefit (provision) related to components of other comprehensive income	129	1,176	(794)
Other comprehensive income (loss), net of tax	(2)	(2,302)	1,197
Comprehensive income	$ 18,347	$ 28,692	$ 19,849

See accompanying notes to consolidated financial statements

Websense, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common stock		Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive loss	Total stockholders' equity
	Shares	Amount					
Balance at January 1, 2010	43,410	$ 529	$ 330,451	$ (194,672)	$ 22,601	$ (1,994)	$ 156,915
Issuance of common stock upon exercise of options	973	10	15,982	—	—	—	15,992
Issuance of common stock for ESPP purchase	440	5	5,986	—	—	—	5,991
Issuance of common stock from restricted stock units, net	268	4	—	(2,900)	—	—	(2,896)
Share-based compensation expense	—	—	22,565	—	—	—	22,565
Tax shortfall from share-based compensation	—	—	(1,755)	—	—	—	(1,755)
Purchase of treasury stock	(4,090)	—	—	(84,998)	—	—	(84,998)
Net income	—	—	—	—	18,652	—	18,652
Other comprehensive income	—	—	—	—	—	1,197	1,197
Balance at December 31, 2010	41,001	548	373,229	(282,570)	41,253	(797)	131,663
Issuance of common stock upon exercise of options	1,026	10	16,890	—	—	—	16,900
Issuance of common stock for ESPP purchase	473	5	6,609	—	—	—	6,614
Issuance of common stock from restricted stock units, net	335	5	—	(2,984)	—	—	(2,979)
Share-based compensation expense	—	—	18,976	—	—	—	18,976
Tax shortfall from share-based compensation	—	—	(131)	—	—	—	(131)
Purchase of treasury stock	(4,787)	—	—	(99,990)	—	—	(99,990)
Net income	—	—	—	—	30,994	—	30,994
Other comprehensive loss	—	—	—	—	—	(2,302)	(2,302)
Balance at December 31, 2011	38,048	568	415,573	(385,544)	72,247	(3,099)	99,745
Issuance of common stock upon exercise of options	157	2	2,281	—	—	—	2,283
Issuance of common stock for ESPP purchase	521	5	6,747	—	—	—	6,752
Issuance of common stock from restricted stock units, net	382	5	—	(2,972)	—	—	(2,967)
Share-based compensation expense	—	—	20,110	—	—	—	20,110
Tax shortfall from share-based compensation	—	—	(1,611)	—	—	—	(1,611)
Purchase of treasury stock	(2,624)	—	—	(47,910)	—	—	(47,910)
Net income	—	—	—	—	18,349	—	18,349
Other comprehensive loss	—	—	—	—	—	(2)	(2)
Balance at December 31, 2012	36,484	$ 580	$ 443,100	$ (436,426)	$ 90,596	$ (3,101)	$ 94,749

See accompanying notes to consolidated financial statements

Websense, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Operating activities:			
Net income	$ 18,349	$ 30,994	$ 18,652
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,351	26,286	37,873
Share-based compensation	20,110	18,976	22,565
Deferred income taxes	2,036	5,423	(264)
Unrealized loss (gain) on foreign exchange	279	(137)	490
Excess tax benefit from share-based compensation	(555)	(2,596)	(1,552)
Changes in operating assets and liabilities:			
Accounts receivable	(7,836)	957	1,712
Other assets	835	2,251	(5,121)
Accounts payable	(2,135)	1,667	2,346
Accrued compensation and related benefits	1,877	449	(274)
Other liabilities	(3,635)	(4,161)	(2,246)
Deferred revenue	8,021	(1,246)	14,191
Income taxes payable and receivable/prepaid	(8,765)	328	1,747
Net cash provided by operating activities	48,932	79,191	90,119
Investing activities:			
Change in restricted cash and cash equivalents	(21)	31	(199)
Purchase of property and equipment	(12,546)	(9,117)	(9,259)
Purchase of intangible assets	—	(765)	—
Net cash used in investing activities	(12,567)	(9,851)	(9,458)
Financing activities:			
Proceeds from secured loan	—	87,000	5,000
Principal payments on secured loan	(5,000)	(81,000)	(25,000)
Principal payments on capital lease obligation	(587)	(569)	(532)
Cash paid for deferred financings fees under secured loan	(35)	(35)	(864)
Proceeds from exercise of stock options	2,464	16,719	15,992
Proceeds from issuance of common stock for stock purchase plan	6,752	6,614	5,991
Excess tax benefit from share-based compensation	555	2,596	1,552
Tax payments related to restricted stock unit issuances	(2,967)	(2,979)	(2,896)
Purchase of treasury stock	(49,109)	(98,712)	(84,854)
Net cash used in financing activities	(47,927)	(70,366)	(85,611)
Effect of exchange rate changes on cash and cash equivalents	(55)	(163)	(522)
Decrease in cash and cash equivalents	(11,617)	(1,189)	(5,472)
Cash and cash equivalents at beginning of period	76,201	77,390	82,862
Cash and cash equivalents at end of period	$ 64,584	$ 76,201	$ 77,390
Cash paid during the period for:			
Income taxes including interest and penalties, net of refunds	$ 28,279	$ 8,597	$ 6,792
Interest	$ 2,332	$ 1,421	$ 3,571
Non-cash financing activities:			
Change in operating assets and liabilities for unsettled purchase of treasury stock and exercise of stock options	$ (1,018)	$ 1,097	$ 144
Capital lease obligation incurred for a software license arrangement	$ —	$ —	$ 1,688

See accompanying notes to consolidated financial statements

Websense, Inc.

Notes To Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

Websense, Inc. ("Websense" or the "Company") commenced operations in 1994. Websense is a global provider of unified Web, email, mobile and data security solutions designed to protect an organization's data and users from external and internal threats, including modern cyber-threats, advanced malware attacks, information leaks, legal liability and productivity loss. The Company provides its solutions to its customers as software installed on standard servers or other information technology hardware, including the Company's optimized appliances, as a software-as-a-service (otherwise referred to as a cloud-based or "Cloud" service) offering, or in a hybrid hardware/Cloud configuration. The Company's products and services are sold worldwide to provide content security to enterprise customers, small and medium sized businesses, public sector entities, and Internet service providers through a network of distributors, value-added resellers and original equipment manufacturers ("OEMs").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents (including restricted cash and cash equivalents), accounts receivable, accounts payable, accrued liabilities and income tax receivable and payables approximate their fair values.

Cash and Cash Equivalents (including restricted cash and cash equivalents)

The Company considers all highly liquid investments with a maturity of ninety days or less when purchased to be cash equivalents. The Company generally invests its excess cash in interest-bearing, investment-grade money market funds with strong credit ratings. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified if necessary to take advantage of trends in yields and interest rates. The Company has not experienced any losses on its cash equivalents. As of December 31, 2012, the Company's restricted cash relates to certain lease guarantees in international locations.

Concentration of Credit Risk

The Company sells its products to customers primarily in the United States, Canada, Europe, Asia, Australia and Latin America (See Note 4). The Company maintains a reserve for potential credit losses and historically such losses have been within management's estimates. One of the Company's broad-line distributors in North America, Ingram Micro, accounted for approximately 28% of the Company's revenues during 2012 and 2011 compared with 31% of revenues during 2010. Amounts receivable from Ingram Micro included in the accompanying balance sheets were 15% and 11% of total accounts receivable as of December 31, 2012 and 2011, respectively.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of the Company's customers to pay their invoices. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

Inventory, which consists primarily of appliance hardware held at the Company's fulfillment partner locations, is stated at lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first in, first out basis. Inventory balances are included in other current assets on the accompanying consolidated balance sheets and were $2.0 million and $2.2 million at December 31, 2012 and 2011, respectively.

Deferred Cost of Revenues

Deferred cost of revenues consists of costs associated with revenues on our appliance products. As described in the Revenue Recognition section below, our cost of revenues were impacted by the adoption of amended revenue recognition rules under which costs associated with revenues on our appliance products are generally recognized when the appliances are sold. Deferred costs of revenues included in other current assets (current portion) and deposits and other assets (long term portion) on the consolidated balance sheets were $2.1 million and $4.4 million as of December 31, 2012 and 2011, respectively.

Deferred Financing Costs

The Company capitalizes deferred financing costs incurred in connection with its credit agreement and amortizes those costs over the term of the credit agreement. Deferred financing costs included in other current assets (current portion) and deposits and other assets (long term portion) on the consolidated balance sheets were $0.7 million and $0.9 million as of December 31, 2012 and 2011, respectively.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease term or the economic life.

Acquisitions, Goodwill and Other Intangible Assets

The Company accounts for acquired businesses using the acquisition method of accounting, in accordance with GAAP accounting rules for business combinations, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of net assets acquired is recorded as goodwill. The Company reviews goodwill that has an indefinite useful life for impairment at least annually in its fourth fiscal quarter, or more frequently if an event occurs indicating the potential for impairment. The Company amortizes the cost of identified intangible assets using amortization methods that reflect the pattern in which the economic benefits of the intangible assets are realized. The Company reviews for impairment by facts or circumstances, either external or internal, indicating that the Company may not recover the carrying value of the asset. The Company measures impairment losses related to long-lived assets based on the amount by which the carrying amounts of these assets exceed their fair values. The Company measures fair value generally based on the estimated future cash flows generated by the asset. Its analysis is based on available information and on assumptions and projections that the Company considers to be reasonable and supportable. If necessary, the Company performs subsequent calculations to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. No impairment losses were recorded in 2012, 2011 or 2010.

Computer Software Costs

Computer software development costs for the development of specific computer software products are capitalized, when significant, after establishment of technological feasibility and marketability. There have been no such costs capitalized to date as the costs incurred during the period between technological feasibility to general release have not been significant.

Derivatives

The Company uses derivative financial instruments to manage foreign currency risk relating to foreign exchange rates, and to manage interest rate risk relating to the Company's variable rate secured loan. The Company does not use these instruments for speculative or trading purposes. The Company's objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates and changes in interest rates. Derivative instruments are recognized as either assets or liabilities in the accompanying financial statements and are measured at fair value. Gains and losses resulting from changes in the fair values of those derivative instruments are recorded to earnings or other comprehensive income (loss) depending on the use of the derivative instrument and whether it qualifies for hedge accounting.

Functional Currency Designations

As of December 31, 2010, the Company's international subsidiaries had the U.S. dollar as their functional currencies. In connection with the completion of a global restructuring of the Company's international distribution operations during 2010 that became effective at the beginning of 2011, the Company reassessed the functional currency designation of each of its subsidiaries and determined that a change in functional currency from the U.S. dollar to the respective local currency for certain of its subsidiaries was appropriate as the primary economic environment in which these entities operate changed as a result of the restructuring. The change in functional currency designation was made prospectively effective as of the beginning of fiscal 2011 and the adjustment from translating these subsidiaries' financial statements from the local currency to the U.S. dollar was recorded as a separate component of accumulated other comprehensive income. Foreign currency translation adjustments generally reflect the translation of the balance sheet at period end exchange rates and the income statement at an average exchange rate in effect during the respective period. As a result of the change in functional currency, the Company recorded a cumulative translation adjustment of approximately $(0.3) million in 2011, which is included in the consolidated balance sheet.

The Company recorded foreign currency transaction gains (losses) of $(0.3) million, $1.0 million and $(1.3) million for the years ended December 31, 2012, 2011 and 2010, respectively, which are included in other income (expense), net on its consolidated statements of operations.

Comprehensive Income (Loss)

The accumulated unrealized derivative gains (losses), net of tax, on the Company's derivative contracts included in accumulated other comprehensive loss were as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Beginning balance	$ (936)	$ 828	$ (369)
Net change during the period	(46)	(1,764)	1,197
Ending balance, net of tax	$ (982)	$ (936)	$ 828

Revenue Recognition

The majority of the Company's revenues are derived from software and Cloud products sold on a subscription basis. A subscription is generally 12, 24 or 36 months in duration and for a fixed number of seats. The Company recognizes revenues for the software and Cloud subscriptions, including any related technical support, on a daily straight-line basis, commencing on the date the term of the subscription begins, and continuing over the term of the subscription agreement, provided the fee is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred and collectability is reasonably assured. Upon entering into a subscription arrangement for a fixed or determinable fee, the Company electronically delivers software access codes to customers and then promptly invoices customers for the full amount of their subscriptions. Payment is due for the full term of the subscription, generally within 30 to 60 days of the invoice date.

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for revenue recognition to remove from the scope of industry-specific software revenue recognition guidance any tangible products containing software components and non-software components that operate together to deliver the product's essential functionality. In addition, the FASB amended the accounting standards for certain multiple element revenue arrangements to:

- provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements; and
- require an entity to allocate arrangement consideration to each element based on a selling price hierarchy, where the selling price for an element is based on vendor-specific objective evidence ("VSOE"), if available; third-party evidence ("TPE"), if available and VSOE is not available; or the best estimate of selling price ("BESP"), if neither VSOE nor TPE is available.

The Company adopted the amended standards as of January 1, 2011 on a prospective basis for transactions entered into or materially modified after December 31, 2010.

A portion of the Company's revenues are generated from the sale of appliances, which are standard servers optimized for the Company's software products. These appliances contain software components, such as operating systems, that operate together with the hardware platform to provide the essential functionality of the appliance. Based on the amended accounting standards, when sold in a multiple element arrangement that includes software deliverables, the Company's hardware appliances are considered non-software deliverables and are no longer accounted for under the industry-specific software revenue recognition guidance. When appliance orders are taken, the Company ships the product, invoices the customer and recognizes revenues when title/risk of loss passes to the buyer (typically upon delivery to a common carrier) and the other criteria of revenue recognition are met. The revenues recognized are based upon BESP, as outlined further below.

For transactions entered into prior to the adoption of the amended revenue standards on January 1, 2011, all elements in a multiple element arrangement containing software were treated as a single unit of accounting as the Company did not have adequate support for VSOE of fair value of undelivered elements. As a result, the Company deferred revenue on its multiple element arrangements until only the post-contract customer support (database updates and technical support) or other services not essential to the functionality of the software remained undelivered. At that point, the revenues were amortized over the remaining life of the software subscription or estimated delivery term of the services, whichever was longer.

For transactions entered into subsequent to the adoption of the amended revenue recognition standards that are multiple element arrangements, the Company allocates the arrangement fee to the software-related elements and the non-software-related elements based upon the relative selling price of such element. When applying the relative selling price method, the Company determines the selling price for each element using BESP, because VSOE and TPE are not available. The revenues allocated to the software-related elements are recognized based on the industry-specific software revenue recognition guidance that remains unchanged. The revenues allocated to the non-software-related elements are recognized based on the nature of the element provided the fee is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred and collectability is reasonably assured. The manner in which the Company accounts for multiple element arrangements that contain only software and software-related elements remains unchanged.

The Company determines BESP for an individual element within a multiple element revenue arrangement using the same methods utilized to determine the selling price of an element sold on a standalone basis. The Company estimates the selling price by considering internal factors such as historical pricing practices and gross margin objectives. Consideration is also given to market conditions such as competitor pricing strategies, customer demands and geography. The Company regularly reviews BESP and maintains internal controls over the establishment and updates of these estimates.

During 2012, the Company recognized $33.2 million in revenues from appliance sales, of which $27.3 million represented the immediate recognition of revenue upon shipment and the remaining $5.9 million represented primarily the ratable recognition of deferred revenue from appliance sales recorded prior to the adoption of the amended revenue recognition rules. The Company expects to recognize revenues of $2.2 million during 2013 from appliance sales made prior to 2011 that are recorded in deferred revenue as of December 31, 2012. The Company recognized $13.6 million in cost of revenues from appliance sales, of which $2.6 million represented the ratable recognition of deferred cost of revenues from appliance sales recorded prior to the adoption of the amended revenue recognition rules and $11.0 million of immediate recognition of cost of revenues upon shipment. The Company expects to recognize costs of revenues of $1.0 million during 2013 from appliance sales made prior to 2011 that are recorded in deferred cost of revenues as of December 31, 2012. The amended standards for revenue recognition are expected to continue to affect total revenues in future periods, although the impact on the timing and pattern of revenues will vary depending on the nature and volume of new or materially modified contracts in any given period.

For the Company's OEM contracts, the Company grants its OEM customers the right to incorporate the Company's products into the OEMs' products for resale to end users. The OEM customer pays the Company a royalty fee for each resale of a subscription to the Company's product to an end user over a specified period of time. The Company recognizes revenues associated with the OEM contracts ratably over the contractual period for which the Company is obligated to provide services to the OEM. These services consist of software updates, technical support and database updates to the Company's products. To the extent the Company provides any custom software and engineering services in connection with an OEM arrangement, the Company defers recognition of all revenue until acceptance of the custom software.

The Company records distributor marketing payments and channel rebates as an offset to revenues, unless it receives an identifiable benefit in exchange for the consideration and it can estimate the fair value of the benefit received. The Company recognizes distributor marketing payments as an offset to revenues in the period the marketing service is provided and it recognizes channel rebates as an offset to revenues on a straight-line basis over the term of the corresponding subscription agreement. During 2012, 2011 and 2010, the Company offset revenue for distributor marketing payments of $2.8 million, $3.1 million and $3.1 million, respectively, and channel rebates of $3.7 million, $3.8 million and $3.5 million, respectively.

Shipping and Handling

The Company's policy for shipping and handling is to classify the costs as a component of costs of revenues.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising costs for each of the years ended December 31, 2012, 2011 and 2010 were $6.9 million, $6.1 million and $6.0 million, respectively.

Share-Based Compensation

The Company estimates the fair value of options and employee stock purchase plan shares granted using the Black-Scholes option valuation model and the assumptions shown in the table in Note 9. The Company estimates the expected term of options granted based on the history of grants and exercises in the Company's option database. The Company estimates the volatility of its common stock at the date of grant based on both the historical volatility as well as the implied volatility of publicly traded options on its common stock. The Company bases the risk-free interest rate on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero. The Company amortizes the fair value ratably over the vesting period of the awards. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based expense only for those awards that are expected to vest.

Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of the Company's common stock on the date of grant and is recognized ratably over the vesting period of the awards. Performance based restricted stock units have performance based vesting components that vest only if performance criteria are met for each respective performance period. If the performance criteria are not met for a performance period, then the related performance awards that would have vested are forfeited. Certain performance criteria allow for different vested amounts based on the level of achievement of the performance criteria. Fair value has been measured on the grant date and is recognized over the expected vesting period, provided we determine it is probable that the performance criteria will be met.

Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Income Taxes

The Company applies the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which require periodic adjustments and which may not accurately anticipate actual outcomes. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Net Income Per Share

Basic net income per share ("EPS") is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of dilutive stock options, dilutive restricted stock units and dilutive employee stock purchase plan grants. Dilutive stock options, dilutive restricted stock units and dilutive employee stock purchase plan grants are calculated based on the average share price for each fiscal period using the treasury stock method. If, however, the Company reports a net loss, diluted EPS is computed in the same manner as basic EPS.

The following table presents the calculations of basic and diluted net income per share (in thousands, except per share amounts):

	Years ended December 31,		
	2012	2011	2010
Net income	18,349	30,994	18,652
Weighted average shares - basic	36,908	39,711	42,409
Effect of dilutive securities	618	1,028	1,029
Weighted averages shares - dilutive	37,526	40,739	43,438
Net income per share, basic	$ 0.50	$ 0.78	$ 0.44
Effect of dilutive securities	(0.01)	(0.02)	(0.01)
Net income per share, dilutive	$ 0.49	$ 0.76	$ 0.43
Anti-dilutive employee share based awards, excluded	5,595	4,466	5,519

2. Property and Equipment

Property and equipment, net consisted of the following (in thousands, except years):

	Estimated	December 31,	
	Useful Lives	2012	2011
Computer hardware and software	3 years	$ 58,651	$ 45,783
Leasehold improvements, office furniture and equipment	3-7 years	13,185	13,124
		71,836	58,907
Accumulated depreciation		(52,935)	(42,075)
Total		$ 18,901	$ 16,832

Depreciation expense, including amortization of assets recorded under capital leases, for 2012, 2011 and 2010 was $11.6 million, $10.4 million and $10.3 million, respectively.

Included in property and equipment is a capital lease obligation for a software license arrangement that had an original cost of $1.7 million and a net book value of $0 and approximately $0.6 million as of December 31, 2012 and 2011, respectively.

3. Intangible Assets

Intangible assets subject to amortization consisted of the following (in thousands, except years):

	December 31, 2012				December 31, 2011			
	Remaining Weighted Average Life (in years)	Cost	Accumulated Amortization	Net	Remaining Weighted Average Life (in years)	Cost	Accumulated Amortization	Net
Customer relationships	3.9	$69,200	$ (52,736)	$16,464	4.8	$69,200	$ (46,690)	$22,510
Technology	4.8	2,457	(981)	1,476	3.2	15,157	(11,255)	3,902
Total	4.0	$71,657	$ (53,717)	$17,940	4.6	$84,357	$ (57,945)	$26,412

Amortization expense of intangible assets for 2012, 2011 and 2010 was $8.5 million, $15.7 million and $26.5 million, respectively. As of December 31, 2012, remaining amortization expense is expected to be as follows (in thousands):

Years Ending December 31,		
2013	$	5,721
2014		4,689
2015		3,863
2016		3,429
2017		214
Thereafter		24
Total	$	17,940

4. Geographic Information

The Company operates under one operating segment, which focuses on being a global provider of unified Web, email, mobile and data security solutions. The Company's chief operating decision makers allocate resources and make decisions based on financial data consistent with the presentation in the accompanying consolidated financial statements.

The following presents revenues attributed to customers located in the Company's country of domicile (the United States) and those attributed to foreign customers (in thousands):

	Years Ended December 31,		
	2012	2011	2010
United States	$ 175,154	$ 182,402	$ 165,272
Europe, Middle East and Africa	116,579	117,971	113,721
Asia/Pacific	34,953	31,903	25,785
Canada and Latin America	34,778	31,907	27,984
Total	$ 361,464	$ 364,183	$ 332,762

The United Kingdom accounted for $41.7 million, $40.5 million and $42.9 million of total revenue for the fiscal years 2012, 2011 and 2010, respectively. No other foreign country represented more than 5% of total revenue.

The net carrying values of the Company's property and equipment assets are located in the following geographic areas (in thousands):

	Years Ended December 31,	
	2012	2011
United States	$ 10,111	$ 9,421
China	3,048	2,879
United Kingdom	2,169	1,366
Ireland	1,152	1,579
Other	2,421	1,587
Total	$ 18,901	$ 16,832

5. Deferred Revenue

The Company expects to recognize revenue related to contractual arrangements in existence as of December 31, 2012 as follows (in thousands):

Years Ending December 31,	
2013	$ 243,945
2014	101,920
2015	44,786
2016	7,821
2017	2,402
Thereafter	183
Total	$ 401,057

6. Credit Facility

In October 2010, the Company entered into a senior credit facility (the "2010 Credit Agreement"). The 2010 Credit Agreement provides for a secured revolving credit facility that matures on October 29, 2015 with an initial maximum aggregate commitment of $120 million, including a $15 million sublimit for issuances of letters of credit and a $5 million sublimit for swing line loans. The Company may borrow and make repayments under the revolving credit facility depending on its liquidity position. During 2012, the Company made repayments of $5 million under this credit facility. The Company may increase the maximum aggregate commitment under the 2010 Credit Agreement to up to $200 million if certain conditions are satisfied, including that it is not in default under the 2010 Credit Agreement at the time of the increase. Loans under the 2010 Credit Agreement are designated at the Company's election as either base rate or Eurodollar rate loans. Base rate loans bear interest at a rate equal to (i) the highest of (a) the federal funds rate plus 0.5%, (b) the Eurodollar rate plus 1.00%, and (c) Bank of America's prime rate plus (ii) a margin set forth below. Eurodollar rate loans bear interest at a rate equal to (i) the Eurodollar rate, plus (ii) a margin set forth below. As of December 31, 2012, the Company's weighted average interest rate was 3.11%.

The applicable margins are determined by reference to the Company's leverage ratio, as set forth in the table below:

Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans
<1.25:1.0	1.75%	0.75%
≥1.25:1.0	2.00%	1.00%

For each commercial letter of credit, the Company must pay a fee equal to 0.125% per annum times the daily amount available to be drawn under such letter of credit and, for each standby letter of credit, the Company must pay a fee equal to the applicable margin for Eurodollar rate loans times the daily amount available to be drawn under such letter of credit. A quarterly commitment fee is payable to the lenders in an amount equal to 0.25% of the unused portion of the credit facility.

Indebtedness under the 2010 Credit Agreement is secured by substantially all of the Company's assets, including pledges of stock of certain of its subsidiaries (subject to limitations in the case of foreign subsidiaries) and by secured guarantees by its domestic subsidiaries. The 2010 Credit Agreement contains affirmative and negative covenants, including an obligation to maintain a certain consolidated leverage ratio and consolidated interest coverage ratio and restrictions on the Company's ability to borrow money, to incur liens, to enter into mergers and acquisitions, to make dispositions, to pay cash dividends or repurchase capital stock, and to make investments, subject to certain exceptions. The 2010 Credit Agreement does not require the Company to use excess cash to pay down debt. The Company was in compliance with all covenants as of December 31, 2012.

The 2010 Credit Agreement provides for acceleration of the Company's obligations thereunder upon certain events of default. The events of default include, without limitation, failure to pay loan amounts when due, any material inaccuracy in the Company's representations and warranties, failure to observe covenants, defaults on any other indebtedness, entering bankruptcy, existence of a judgment or decree against the Company or its subsidiaries involving an aggregate liability of $10 million or more, the security interest or guarantee ceasing to be in full force and effect, any person becoming the beneficial owner of more than 35% of the Company's outstanding common stock, or the Company's board of directors ceasing to consist of a majority of Continuing Directors (as defined in the 2010 Credit Agreement).

The secured revolving credit facility under the 2010 Credit Agreement is included in the line item "Secured loan" on the Company's consolidated balance sheets and had a balance of $68.0 million and $73.0 million as of December 31, 2012 and December 31, 2011, respectively. As of December 31, 2012, future remaining minimum principal payments under the secured loan will be due in October 2015 when the revolving credit facility matures. The unused portion of the revolving credit facility as of December 31, 2012 was $52.0 million.

7. Fair Value Measurements

Fair Value Measurements on a Recurring Basis

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011 (in thousands):

	December 31, 2012			December 31, 2011		
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Level 1 (1)	Level 2 (2)	Level 3 (3)
Assets:						
Cash equivalents - money market funds	$ 1,561	$ —	$ —	$ 1,558	$ —	$ —
Foreign currency derivatives not designated as hedges	—	2	—	—	643	—
Foreign currency derivatives designated as cash flow hedges	—	150	—	—	—	—
Liabilities:						
Interest rate derivatives	—	(1,885)	—	—	(1,561)	—
Foreign currency derivatives not designated as hedges	—	(322)	—	—	—	—

(1) - quoted prices in active markets for identical assets or liabilities

(2) - observable inputs other than quoted prices in active markets for identical assets and liabilities

(3) - no observable pricing inputs in the market

Included in other assets and liabilities are derivative contracts, comprised of an interest rate swap contract, foreign currency forward contracts and foreign currency cash flow hedges that are valued using models based on readily observable market parameters for all substantial terms of the Company's derivative contracts and thus are classified within Level 2.

Fair Value Measurements on a Nonrecurring Basis

As of December 31, 2012, the Company's secured loan, with a carrying value of $68.0 million, had an estimated fair value of $68.1 million, which the Company determined using a discounted cash flow model with a discount rate of 2.06%, which represents the Company's estimated incremental borrowing rate.

8. Derivative Instruments

In connection with the 2010 Credit Agreement, the Company entered into an interest rate swap agreement to pay a fixed rate of interest (1.778% per annum) and receive a floating rate interest payment (based on the three-month LIBOR) on a principal amount of $50 million. The $50 million swap agreement became effective on December 30, 2011 and expires on October 29, 2015. The interest rate swap was designated as a cash flow hedge. Under hedge accounting, the effective portion of the derivative fair value gains or losses is deferred in accumulated other comprehensive loss ("AOCI"), net of tax.

The Company utilizes Euro, British Pound and Australian Dollar foreign currency forward contracts to hedge anticipated foreign currency denominated net monetary assets. All such contracts entered into were not designated as hedging instruments and were not required to be tested for effectiveness as hedge accounting was not elected. Gains and losses on the contracts are included in other income (expense), net, and substantially offset foreign exchange gains and losses from the remeasurement of current assets or liabilities denominated in currencies other than the functional currency of the reporting entity. All of these contracts in place as of December 31, 2012 are scheduled to be settled before April 2013.

During the year ended December 31, 2012, the Company utilized Israeli Shekel foreign currency forward contracts to hedge anticipated Israeli Shekel denominated operating expenses. All such contracts were designated as cash flow hedges and were deemed effective. The effective portion of the derivative instrument's gain or loss is initially reported as a component of AOCI and subsequently reclassified into earnings when the hedge exposure affects earnings. The ineffective portion, if any, of the gain or loss is reported in earnings immediately. There was no ineffective portion nor was any amount excluded from effectiveness testing during any of the periods presented in the accompanying consolidated financial statements. During the years presented, the Company did not discontinue any cash flow hedge for which it was probable that a forecasted transaction would occur. All Israeli Shekel hedging contracts in place as of December 31, 2012 are scheduled to be settled before November 2013.

The fair value of derivative instruments and the line items to which they are recorded in the accompanying consolidated balance sheets are summarized as follows (in thousands):

	Fair Value of Derivatives		
	December 31, 2012	December 31, 2011	Balance Sheet Location
Derivatives designated as hedging instruments:			
Foreign currency derivatives	$ 150	$ —	Other current assets
Interest rate derivatives	(665)	(407)	Other accrued expenses
Interest rate derivatives	(1,220)	(1,154)	Other long term liabilities
	(1,735)	(1,561)	
Derivatives not designated as hedging instruments:			
Foreign currency derivatives	2	643	Other current assets
Foreign currency derivatives	(322)	—	Other accrued expenses
	(320)	643	
Total	$ (2,055)	$ (918)	

The effect of cash flow hedging instruments on other comprehensive income ("OCI") and the accompanying consolidated statements of operations are summarized as follows (in thousands):

Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)				Location and Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)			
Derivatives Designated as Cash Flow Hedging Instruments	Year Ended December 31,			Line item in Consolidated Statements of Operations	Year Ended December 31,		
	2012	2011	2010		2012	2011	2010
Interest rate derivatives	$ (325)	$(2,940)	$ 1,991	Interest expense	$ (668)	$ —	$ (625)
Foreign currency derivatives	150	—	—	Research and development	(54)	—	14
Total	$ (175)	$(2,940)	$ 1,991		$ (722)	$ —	$ (611)

The effect on the accompanying consolidated statements of operations of derivative instruments not designated as hedges is summarized as follows (in thousands):

	Location and Amount of Gain (Loss)			
		Year Ended December 31,		
Derivatives Not Designated as Hedges	Line item in Consolidated Statements of Operations	2012	2011	2010
Foreign currency derivatives	Other income (expense), net	$ (289)	$ 860	$ 443

The notional and fair value amounts of outstanding foreign currency derivatives are summarized as follows (in thousands):

	December 31, 2012			December 31, 2011		
	Notional Value Local Currency	Notional Value USD	Fair Value USD	Notional Value Local Currency	Notional Value USD	Fair Value USD
Derivatives not designated as hedging instruments:						
Euro	9,400	$12,197	$12,401	11,000	$14,909	$14,266
British pound	6,000	$ 9,653	$ 9,759	—	$ —	$ —
Australian dollar	2,500	$ 2,585	$ 2,595	—	$ —	$ —
Derivatives designated as hedging instruments:						
Israeli Shekel	17,971	$ 4,649	$ 4,799	—	$ —	$ —

9. Share-based Compensation

Total share-based compensation expense (excluding tax effects) for all stock awards consists of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Share-based compensation in:			
Cost of revenues	$ 1,224	$ 1,097	$ 1,270
Total share-based compensation in cost of revenues	1,224	1,097	1,270
Selling and marketing	7,401	5,893	7,160
Research and development	4,779	3,827	5,285
General and administrative	6,706	8,159	8,850
Total share-based compensation in operating expenses	18,886	17,879	21,295
Total	$ 20,110	$ 18,976	$ 22,565

The Company used the following assumptions to estimate the fair value of stock options granted and for stock purchased under the employee stock purchase plan:

	Years Ended December 31,		
	2012	2011	2010
Stock options granted:			
Average expected life (years)	3.4	3.4	3.4
Average expected volatility factor	40.8%	42.1%	42.4%
Average risk-free interest rate	0.4%	1.1%	1.4%
Average expected dividend yield	—	—	—
Stock purchased under the employee stock purchase plan:			
Average expected life (years)	1.3	1.3	1.3
Average expected volatility factor	37.1%	44.4%	41.7%
Average risk-free interest rate	0.3%	0.2%	0.4%
Average expected dividend yield	—	—	—

At December 31, 2012, there was $38.2 million of total unrecognized compensation cost related to share-based compensation arrangements granted under all equity compensation plans (excluding tax effects). That total unrecognized compensation cost will be adjusted for estimated forfeitures as well as for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted average period of approximately 2.1 years.

10. Stockholders' Equity

Employee Stock Plans

In June 2009, the stockholders of the Company approved the Company's 2009 Equity Incentive Plan (the "2009 Plan") as a successor to and continuation of the Company's Amended and Restated 2000 Stock Incentive Plan and the Company's 2007 Stock Incentive Assumption Plan (collectively, the "Prior Plans"). All outstanding stock awards under the Prior Plans continue to be subject to the terms and conditions as set forth in the agreements evidencing such awards. The 2009 Plan provides for the grant of awards to the Company's employees, directors and consultants. The 2009 Plan provides for the grant of the following awards: incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards. The aggregate number of shares of Common Stock that may be issued pursuant to the 2009 Plan is not to exceed 17,500,442 shares (the "Share Reserve"); however, if any shares of common stock issued pursuant to a stock award are forfeited back to the Company, then the shares that are forfeited become available for issuance under the 2009 Plan. The stock issuable under the 2009 Plan are shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise. To date, only non-statutory stock options and restricted stock units have been granted under the Prior Plans and 2009 Plan.

The following shares of common stock are reserved for future issuance as of December 31, 2012:

	Number of Shares
Stock options and restricted stock units:	
Granted and outstanding	7,631,490
Reserved for future grants	4,377,670
Employee Stock Purchase Plan:	
Reserved for future issuance	869,591
Total	12,878,751

Stock Options

Stock options are generally exercisable for a period of seven years from the date of grant and generally vest 25% one year from the date of grant and ratably each month thereafter for a period of 36 months. The exercise price of stock options generally must not be less than the fair market value on the date of grant.

The following table summarizes the Company's stock option activity for 2012:

	Number of Shares	Weighted Average Exercise Price per Share
Balance at December 31, 2011	6,101,486	$ 23.25
Granted	871,000	16.35
Exercised	(156,733)	14.56
Canceled	(34,306)	20.22
Expired	(804,815)	24.15
Balance at December 31, 2012	5,976,632	22.37

The weighted average fair value of stock options granted during the years ended December 31, 2012, 2011 and 2010 was $4.94, $7.54 and $6.49 per share, respectively, based on the grant date fair value of the stock options. The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $0.6 million, $7.2 million and $5.2 million, respectively. The total fair value of stock options vested during the years ended December 31, 2012, 2011 and 2010 was $1.9 million, $4.3 million and $8.1 million, respectively.

As of December 31, 2012, there were 5,047,195 stock options exercisable with a weighted average exercise price of 23.44. The Company defines in-the-money stock options at December 31, 2012 as stock options that had exercise prices that were lower than $15.04, the market price of the Company's common stock at that date. As of December 31, 2012, the weighted-average remaining contractual term of options outstanding is 2.6 years and the weighted-average remaining contractual term of options currently exercisable is 1.9 years. The aggregate intrinsic value of all exercisable and non-exercisable stock options outstanding and in-the-money at December 31, 2012 was $0.9 million. The aggregate intrinsic value of only exercisable stock options outstanding and in-the-money at December 31, 2012 was $0.5 million. There were 612,407 stock options in-the-money at December 31, 2012, of which 243,601 stock options were exercisable.

Restricted Stock Units

Restricted stock units are subject to vesting and the holders of the restricted stock units are entitled to delivery of the underlying common stock on the applicable vesting date. The restricted stock units generally vest 25% one year from the date of grant with semi-annual vesting thereafter for a period of 36 months. The Company also grants restricted stock units with performance-based vesting schedules to certain of its officers. Performance criteria are based on the Company's achievement of certain annual billings objectives set by the Company's board of directors. Upon achievement of these performance objectives shares of restricted stock units are subject to vest at 50% on the second anniversary of the grant date and the remaining 50% will vest on the third anniversary of the grant date. These restricted units are subject to vest only if the officer is continuously employed through each vesting date. Through December 31, 2012, the Company granted 4,395,384 restricted stock units of which 1,608,703 have vested and been issued and 1,131,823 have been forfeited. The remaining 1,654,858 restricted stock units have a weighted average grant date fair value of $18.52 per share, a weighted average remaining contractual term of 1.3 years and an aggregate intrinsic value of $24.9 million at December 31, 2012.

The following table summarizes the Company's restricted stock unit activity during 2012:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Balance at December 31, 2011	1,545,725	$ 19.54
Granted	944,902	17.21
Released	(560,719)	16.62
Canceled	(275,050)	19.20
Balance at December 31, 2012	1,654,858	18.52

Employee Stock Purchase Plan

Beginning with the 2001 calendar year and ending with (and including) the calendar year 2010, the Company's Amended and Restated 2000 Employee Stock Purchase Plan (the "Purchase Plan") provided for automatic annual increases in the number of shares reserved for issuance thereunder equal to the lesser of (i) 1% of the Company's outstanding shares on the last trading day in December of the immediately preceding calendar year or (ii) 750,000 shares. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Under the Purchase Plan, the board of directors may authorize participation by eligible employees, including officers, in periodic offerings following commencement of the Purchase Plan. Shares issued and available for issuance are as follows:

	Number of Shares
Shares reserved for issuance at December 31, 2009	1,870,443
Shares reserved for issuance during 2010 based on the automatic increase in shares authorized	434,099
Shares issued during 2010	(440,255)
Shares reserved for issuance at December 31, 2010	1,864,287
Shares issued during 2011	(473,206)
Shares reserved for issuance at December 31, 2011	1,391,081
Shares issued during 2012	(521,490)
Shares reserved for issuance at December 31, 2012	869,591

Unless otherwise determined by the Board or precluded by laws of foreign jurisdictions, employees are eligible to participate in the Purchase Plan provided they are employed for at least 20 hours per week and are customarily employed for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of common stock on specified dates. The price of common stock purchased pursuant to the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

Treasury Stock

The Company repurchased shares of its common stock under its stock repurchase program during the year ended December 31, 2012. The Company's board of directors has authorized the repurchase of up to 24 million shares of its common stock under a stock repurchase program. The stock repurchase program does not have an expiration date, does not require the Company to purchase a specific number of shares and may be modified, suspended or terminated at any time by the Company's board of directors. Effective July 17, 2012, the board of directors suspended the stock repurchase program, after repurchasing approximately $2.9 million of our common stock in the third quarter of 2012, to better align with third quarter cash flow. In October 2012, the board of directors resumed the stock repurchase program and authorized management to repurchase up to $5.0 million of the Company's common stock per calendar quarter beginning in the fourth quarter of 2012.

Since October 2009, all share purchases under the stock repurchase program have been made in open market transactions at prevailing market prices in accordance with certain timing conditions set forth in Rule 10b5-1 stock repurchase plans. Depending on market conditions and other factors, including compliance with covenants in the 2010 Credit Agreement, purchases the Company's agent under the current Rule 10b5-1 stock repurchase plan may be suspended at any time, or from time to time. During 2012 the Company repurchased an aggregate of 2,624,256 shares of its common stock for an aggregate of approximately $47.9 million at an average price of $18.26 per share. As of December 31, 2012 the Company had repurchased a total of 23,036,077 shares of its common stock under the stock repurchase program, for an aggregate of $457.7 million at an average share price of $19.87 per share. The 2010 Credit Agreement permits the Company to repurchase its securities so long as it is not in default under the 2010 Credit Agreement, has complied with all of its financial covenants, and has available cash and cash equivalents (including availability under the secured revolving loan) of at least $20 million; provided, however, if, after giving effect to any repurchase, the Company's leverage ratio is greater than 1.75:1, such repurchase cannot exceed $10 million in the aggregate in any fiscal year.

11. Income Taxes

Income before income taxes includes the following components (in thousands):

	Years ended December 31,		
	2012	2011	2010
United States	$ 20,163	$ 26,674	$ 16,820
Foreign	18,881	17,345	9,441
Total	$ 39,044	$ 44,019	$ 26,261

The provision for income taxes is as follows (in thousands):

	Years ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 16,905	$ 2,882	$ 3,251
Foreign	2,993	4,606	4,099
State	704	528	2,286
	20,602	8,016	9,636
Deferred:			
Federal	159	6,596	1,288
Foreign	(511)	(1,863)	(3,881)
State	445	276	566
	93	5,009	(2,027)
Total	$ 20,695	$ 13,025	$ 7,609

The reconciliation of income tax computed at the federal statutory rate to the provision for income taxes is as follows (in thousands):

	Years ended December 31,		
	2012	2011	2010
Statutory rate	$ 13,666	$ 15,407	$ 9,200
Foreign tax	(6,187)	480	(4,436)
State tax	843	1,421	2,632
Credits	—	(1,648)	(1,307)
Share-based compensation	2,649	1,297	1,777
Uncertain tax positions	(66)	(3,260)	(1,386)
Settlement with tax authorities	8,799	—	—
Other	991	(672)	1,129
Total	$ 20,695	$ 13,025	$ 7,609

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Deferred revenue	$ 27,790	$ 29,112
Share-based compensation	18,666	18,983
State tax	—	78
Reserves and accruals not currently deductible	3,970	4,693
Net operating losses	1,453	1,885
Tax credits	1,006	897
Other	1,242	825
Gross deferred tax assets	54,127	56,473
Valuation allowance for deferred tax assets	(2,266)	(2,227)
Deferred tax assets, net	51,861	54,246
Deferred tax liabilities:		
Basis difference in intangibles	(15,388)	(15,591)
Other	(2,274)	(2,622)
Total, net	$ 34,199	$ 36,033

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company has previously established a full valuation allowance against acquired net operating loss and foreign tax credit carryforwards in jurisdictions, primarily the United States federal and state, in which it is more likely than not that such carryforwards will not be utilized in the foreseeable future. The net change in the total valuation allowance for the year ended December 31, 2012 was an increase of $39,000.

Periodically, management reassesses the need for a valuation allowance. Realization of deferred income tax assets is dependent upon taxable income in prior carryback years, estimates of future taxable income, tax planning strategies and reversals of existing taxable temporary differences. Based on the Company's assessment of these items during 2012, specifically the expected reversal of existing taxable temporary differences and a history of generating taxable income in applicable tax jurisdictions, the Company determined that it is more likely than not that the balance of its net deferred tax assets will be realized.

As of December 31, 2012, the Company had net operating loss carryforwards for federal, state, United Kingdom, Brazil, Singapore and China of approximately $2.9 million, $20.8 million, $0.1 million, $0.8 million, $0.5 million and $0.2 million, respectively. All of the U.S. federal and a portion of the state net operating losses are subject to annual limitations due to changes in ownership. If not utilized, the federal net operating loss carryforward will begin to expire in 2027, the state net operating loss carryforwards will continue to expire in 2013, and the China net operating loss carryforward will expire in 2013. The net operating loss carryforwards in the United Kingdom, Singapore and Brazil have no expiration date.

As of December 31, 2012, the Company had approximately $40.7 million of undistributed earnings related to its foreign subsidiaries. Management believes that these earnings will be indefinitely reinvested in foreign jurisdictions; accordingly, the Company has not provided for U.S. federal income taxes related to these earnings. However, upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. Due to the complex nature of U.S. and foreign tax laws, it is not practicable for the Company to estimate the amount of the unrecognized deferred tax liability associated with the unremitted earnings of its foreign subsidiaries.

The Company operates under a qualified tax incentive in China, which was in effect through 2012. The tax holiday was conditional upon the Company's meeting certain employment, investment or qualified project criteria. The tax incentive decreased the Company's taxes in China by approximately $0.1 million, $0.2 million and $0.1 million for 2012, 2011 and 2010, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Years ended December 31,		
	2012	2011	2010
Balance at beginning of year	$ 10,092	$ 13,878	$ 14,225
Additions for tax positions related to the current year	376	461	703
Additions for tax positions of prior years	10,187	227	833
Reductions for tax positions related to prior years	(876)	(75)	(630)
Reductions for settlements	(10,858)	(4,399)	(1,253)
Balance at end of year	$ 8,921	$ 10,092	$ 13,878

Included in the balance of unrecognized tax benefits as of December 31, 2012 and 2011, are $6.0 million and $7.0 million, respectively, of tax benefits that, if recognized, would affect the Company's effective tax rate and $0.4 million and $1.0 million, respectively as of both dates, of tax benefits that, if recognized, would increase additional paid-in capital. The Company also accrued gross penalties and interest of $0.3 million, $0.4 million and $0.4 million related to these uncertain tax positions during 2012, 2011 and 2010, respectively, and in total, as of December 31, 2012 and 2011, the Company has recorded a liability for gross penalties and interest of $2.0 million and $2.2 million, respectively. The Company classifies interest and penalties relating to unrecognized tax benefits as part of its provision for income taxes. As of December 31, 2012, the Company estimates that the liability for uncertain tax positions could change by up to $1.6 million within the next twelve months due to the expiration of certain statutes of limitations.

During the fourth quarter of 2011, the Company reached a settlement agreement with the tax authorities in the United Kingdom concerning various tax matters relating to tax years 2005 through 2008. As a result of this settlement agreement, the Company reversed previously established reserves for uncertain tax positions which resulted in a net tax benefit of approximately $2.7 million. The entire net tax benefit was recorded in the fourth quarter of 2011, the period in which the settlement agreement was reached, and is not expected to recur.

Open Tax Examination Periods

The Company and its subsidiaries file tax returns, which are routinely examined by tax authorities in the U.S. and in various state and foreign jurisdictions. The Company was under examination in the United States for tax years 2005 through 2007 and, as described below, settled all issues related to these years with the IRS Appeals Office in September 2012. The Company is also currently under examination for tax years 2008 and 2009 in the United States and for 2006 through 2010 in Israel. The Company has various other on-going audits in various stages of completion. In general, the tax years 2005 through 2011 could be subject to examination by U.S. federal and most state tax authorities. In significant foreign jurisdictions such as Australia, China, Ireland, Israel and the United Kingdom, the statute of limitations for tax years 2005 through 2011 is still open, and these years could be examined by the respective tax authorities.

IRS Tax Settlement

On September 20, 2012, the Company and the IRS entered into a closing agreement (the "Closing Agreement") relating to the cost sharing arrangement between Websense, Inc. and its Irish subsidiary, including the amount of the cost sharing buy-in, as well as the Company's claim of research and development tax credits. As a result of the settlement under the Closing Agreement, the Company paid an aggregate of $14.7 million in federal and state taxes, including interest, in the third quarter of 2012. The settlement completely resolves the buy-in issue relating to the cost sharing arrangement and precludes any additional tax liability from the buy-in for 2008 and future years. The Company expects these additional tax amounts to be offset in part by $2.0 million of U.S. federal tax benefits and $2.2 million of future correlative non-U.S. tax benefits related to the Company's Irish subsidiary.

As previously disclosed in the Company's periodic reports filed with the Securities and Exchange Commission, during the first quarter of 2010 the IRS completed its audit of the Company for the tax years ended December 31, 2005 through December 31, 2007 and issued the Company a letter which outlined all of its proposed audit adjustments. The adjustments related primarily to the cost sharing arrangement between Websense, Inc. and its Irish subsidiary, including the amount of cost sharing buy-in, as well as to the Company's claim of research and development tax credits and income tax deductions for equity compensation awarded to certain executive officers. The amount of additional tax initially proposed by the IRS for the audited years totaled approximately $19 million, of which $14.8 million related to the amount of the cost sharing buy-in, $2.5 million related to research and development credits and $1.7 million related to equity compensation awarded to certain executive officers. The total additional tax proposed excluded interest, penalties, state income taxes and a potential reduction in tax on the Irish subsidiary. The Company disagreed with all of the proposed adjustments and submitted a formal protest to the IRS for each matter. In the third quarter of 2011, the IRS withdrew the proposed adjustment relating to equity compensation.

During 2012, the Company reached an agreement with the IRS Appeals Office to settle the remaining audit adjustments related to the cost sharing buy-in and research and development tax credits and recorded a tax provision of approximately $8.8 million due to the settlement. Also, as a result of the final settlement with the IRS under the Closing Agreement, the Company made payments in the aggregate amount of $14.7 million in the third quarter of 2012 described above, consisting of (i) $7.1 million in U.S. federal tax related to the proposed adjustments, (ii) $5.4 million in state tax and accumulated interest related to the additional federal and state taxes and (iii) $2.2 million of U.S. federal tax related to the payment of $23.4 million owed to the Company by its Irish subsidiary, which will be settled through an intercompany loan agreement.

12. Employee Retirement Plans

The Company has a 401(k) defined contribution retirement plan (the "401(k) Plan") covering substantially all U.S. employees. The 401(k) Plan provides for voluntary employee contributions from 1% to 50% of annual compensation, as defined, and provides for a discretionary employer matching contribution of 25% for each employee deferral contribution made during the plan year, up to 6% of the participant's compensation. The Company also has defined contribution plans in certain foreign subsidiary locations in which the majority of employees in those locations participate. The amount of employer expenses, including the employer contributions to the 401 (k) Plan and foreign subsidiaries' plans during the years ended December 31, 2012, 2011 and 2010 were $2.7 million, $2.7 million and $1.3 million, respectively.

13. Commitments and Contingencies

The Company leases its facilities and certain equipment under non-cancelable operating leases, which expire at various dates through 2018. The facilities' leases contain renewal options and are subject to cost increases. Future minimum annual payments under non-cancelable operating leases at December 31, 2012 are as follows (in thousands):

Years Ending December 31,	Operating Leases
2013	$ 5,717
2014	4,784
2015	3,310
2016	2,556
2017	2,629
Thereafter	1,576
Total	$ 20,572

Rent expense totaled $7.2 million, $7.1 million and $7.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Rent expense is recognized on a straight-line basis over the term of the respective leases.

In 2012, the Company entered into an amended lease agreement for its current corporate headquarters facility located in San Diego, California. The lease commences on January 1, 2013 and expires on July 31, 2018, with a five-year option to extend. Under the amended lease the Company will receive a five month rent abatement for January 2013 through May 2013.

As of December 31, 2012, the Company has contractual commitment obligations for inbound software licenses, equipment maintenance, royalty agreements and automobile leases in the following amounts: $1.1 million for 2013 and $2.3 million for 2014.

The Company provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of its products. The Company evaluates estimated losses for such indemnifications and considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, the Company has not encountered material costs as a result of such obligations and has not accrued any liabilities related to such indemnifications in its financial statements.

Litigation

On July 12, 2010, Finjan, Inc. filed a complaint entitled Finjan, Inc. v. McAfee, Inc., Symantec Corp., Webroot Software, Inc., Websense, Inc. and Sophos, Inc. in the United States District Court for the District of Delaware. The complaint alleges that by making, using, importing, selling and/or offering for sale Websense Web Filter, Websense Web Security and Websense Web Security Gateway, the Company infringes U.S. Patent No. 6,092,194 ("194 Patent"). Since filing the complaint, Finjan withdrew its contention that Websense Web Filter and Websense Web Security infringes the 194 Patent. Finjan has also accused additional products of infringing the 194 Patent in response to discovery and in expert reports, namely TRITON Enterprise, TRITON Security Gateway Anywhere, Websense Web Security Gateway Anywhere, Websense Web Security Gateway Hosted and the Websense V-Series appliances. Finjan seeks an injunction from further infringement of the 194 Patent and damages. The jury trial commenced on November 30, 2012 and a favorable verdict was returned on December 20, 2012. The jury found that none of the accused products sold by the Company infringe the 194 Patent and that the 194 Patent is invalid. Post-trial motions have been filed by the parties and are currently pending before the Court. The Company intends to vigorously defend the jury verdict in post-trial motions and, if necessary, on appeal.

The Company is involved in various other legal actions in the normal course of business. Based on current information, including consultation with its lawyers, the Company cannot currently determine the potential amount of, and has not accrued for, any liability that may result from any of its pending legal actions because the Company is unable to predict or reasonably estimate the possible losses, if any, relating to such actions. The Company's evaluation of the likely impact of these actions could change in the future, the Company may determine that it is required to accrue for potential liabilities in one or more legal actions and unfavorable outcomes and/or defense costs, depending upon the amount and timing, which could have a material adverse effect on its results of operations or cash flows in a future period. If the Company later determines that it is required to accrue for potential liabilities resulting from any of these legal actions, it is reasonably possible that the ultimate liability for these matters will be greater than the amount for which the Company has accrued at that time.

14. Summarized Quarterly Data (Unaudited)

The following tables present the Company's unaudited quarterly consolidated statement of operations data for 2012 and 2011:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2012				
Revenues	$ 89,524	$ 89,874	$ 90,363	$ 91,703
Gross profit	75,362	75,169	75,383	76,344
Income from operations	10,727	11,452	13,804	5,555
Income before income taxes	9,819	10,921	13,079	5,225
Net income (loss)	$ (1,833)	$ 7,923	$ 8,451	$ 3,808
Basic income (loss) per share(1)	$ (0.05)	$ 0.21	$ 0.23	$ 0.10
Diluted income (loss) per share(1)	$ (0.05)	$ 0.21	$ 0.23	$ 0.10

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2011				
Revenues	$ 88,634	$ 90,705	$ 92,111	$ 92,733
Gross profit	73,971	75,613	77,212	77,768
Income from operations	7,792	9,527	13,714	13,382
Income before income taxes	8,830	9,022	13,544	12,623
Net income	$ 8,121	$ 4,380	$ 8,118	$ 10,375
Basic income per share(1)	$ 0.20	$ 0.11	$ 0.21	$ 0.27
Diluted income per share(1)	$ 0.20	$ 0.11	$ 0.20	$ 0.27

(1) Basic and diluted net income (loss) per share computations for each quarter are independent and may not add up to the net income (loss) per share computation for the respective year. See Note 1 to the consolidated financial statements for an explanation of the determination of basic and diluted net income (loss) per share.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (b) accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness and design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012. The framework on which such evaluation was based is contained in the report entitled "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Report"). Based on our evaluation under the criteria set forth in the COSO Report, our management concluded our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited and attested to by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on our internal control over financial reporting which is included herein.

Changes in Internal Control over Financial Reporting

An evaluation was also performed under the supervision and with the participation of our management, including our CEO and CFO, of any change in our internal control over financial reporting that occurred during our last fiscal quarter. That evaluation did not identify any changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Websense, Inc.

We have audited Websense, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Websense, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Websense, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Websense, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Websense, Inc. and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
February 20, 2013

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) Directors. Information concerning our directors is incorporated by reference from the section captioned *"Election of Directors"* contained in our Proxy Statement related to the 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2012.

(b) Executive Officers. Information concerning our executive officers is set forth under the section captioned *"Executive Officers of the Registrant"* in Part I of this report.

(c) Compliance with Section 16(a) of the Exchange Act. Information concerning compliance with Section 16 (a) of the Exchange Act is incorporated by reference from the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* contained in our Proxy Statement related to the 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2012.

(d) The Company has adopted a *Code of Business Conduct* which, together with the policies referred to therein, is applicable to all directors, officers and employees of the Company. In addition, the Company has adopted a *Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Finance, Tax and Accounting Department Personnel* ("Code of Ethics"). The Code of Business Conduct and the Code of Ethics cover all areas of professional conduct, including conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company encourages all employees, officers and directors to promptly report any violations of any of the Company's policies. In the event that an amendment to, or a waiver from, a provision of the Code of Business Conduct or Code of Ethics that applies to any of our directors or executive officers is necessary, the Company intends to post such information on its Web site. A copy of our Code of Business Conduct and our Code of Ethics can be obtained from our Web site free of charge at *www.websense.com.*

(e) Audit Committee. Information concerning the audit committee of our board of directors and our designated "audit committee financial experts" is incorporated by reference from the section captioned *"Audit Committee"* contained in our Proxy Statement related to the 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2012.

Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the sections captioned *"Compensation of Executive Officers"* and *"Compensation of Directors"* in our Proxy Statement related to the 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Form 10-K concerning security ownership of certain beneficial owners and management is incorporated by reference from the information contained in the section captioned *"Security Ownership of Certain Beneficial Owners and Management"* in our Proxy Statement related to the 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2012.

The following table provides information as of December 31, 2012 with respect to the shares of the Company's common stock that may be issued under the Company's existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities subject to outstanding options, warrants and rights)
Equity compensation plans approved by security holders	7,631,490	$ 21.53	5,247,261 (1)
Equity compensation plans not approved by security holders	—	$ —	—
Total	7,631,490	$ 21.53	5,247,261

(1) Consists of shares available for future issuance under the 2009 Equity Incentive Plan. As of December 31, 2012, an aggregate of 869,591 shares of Common Stock were available for issuance under the Employee Stock Purchase Plan and 4,377,670 shares of Common Stock were available for issuance under the 2009 Equity Incentive Plan.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Transactions with Related Persons"* in the Company's Proxy Statement related to the 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2012.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Ratification of Selection of Independent Registered Public Accounting Firm"* in the Company's Proxy Statement related to the 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A with the SEC within 120 days of December 31, 2012.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. The following consolidated financial statements of Websense, Inc. are filed as part of this report under Item 8 - Financial Statements and Supplementary Data:
   Consolidated balance sheets - December 31, 2012 and 2011
   Consolidated statements of operations - Years ended December 31, 2012, 2011 and 2010
   Consolidated statements of comprehensive income - Years ended December 31, 2012, 2011 and 2010
   Consolidated statements of stockholders' equity - Years ended December 31, 2012, 2011 and 2010
   Consolidated statements of cash flows - Years ended December 31, 2012, 2011 and 2010
   Notes to consolidated financial statements - December 31, 2012

2. Financial schedules required to be filed by Item 8 of this report:
   Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. Exhibits

Exhibit Number	Description of Document
3.1(1)	Amended and Restated Certificate of Incorporation
3.2(1)	Amended and Restated Bylaws
4.1(2)	Specimen Stock Certificate of Websense, Inc.
10.1(3)*	Employment Agreement by and between Websense, Inc. and John McCormack, dated January 10, 2013
10.2(4)*	Employment Agreement by and between Websense, Inc. and Didier Guibal, dated July 14, 2009
10.3*	Employment Agreement by and between Websense, Inc. and Russ Dietz, dated October 23, 2012
10.4(5)*	Employment Agreement by and between Websense, Inc. and Christian Waage, dated June 12, 2012
10.5(1)*	2009 Equity Incentive Plan
10.6(1)*	Form of Stock Option Agreement under the 2009 Equity Incentive Plan
10.7(1)*	Form of Restricted Stock Unit Award Agreement under the 2009 Equity Incentive Plan
10.8(1)*	Form of Non-Discretionary Stock Option Agreement under the 2009 Equity Incentive Plan and Form of Early Exercise Stock Purchase Agreement under the 2009 Equity Incentive Plan
10.9(1)*	Form of Non-Discretionary Restricted Stock Unit Award Agreement under the 2009 Equity Incentive Plan
10.10*	Amended and Restated 2000 Employee Stock Purchase Plan
10.11(6)*	Officer Change in Control Severance Benefit Plan
10.12(6)*	Form of Severance Plan Participation Agreement for Tier One Officers
10.13(6)*	Form of Severance Plan Participation Agreement for Tier Two Officers
10.14(6)*	Form of Severance Plan Participation Agreement for Tier Three Officers
10.15(7)*	2012 Management Bonus Program, as amended
10.16(8)*	2012 EVP of Worldwide Sales Bonus Program

10.17(5)*	2012 General Counsel Bonus Program
10.18(9)*	2013 Management Bonus Program
10.19(9)*	2013 EVP of Worldwide Sales Bonus Program
10.20(4)*	Board of Directors Compensation Plan
10.21(10)*	Form of Indemnification Agreement between Websense, Inc. and its directors
10.22(10)*	Form of Indemnification Agreement between Websense, Inc. and its officers
10.23(3)*	Retirement and Consulting Agreement by and between Websense, Inc. and Gene Hodges, dated January 10, 2013
10.24(11)*	Separation Agreement, dated September 6, 2011, by and between Websense, Inc. and Arthur S. Locke III
10.25(12)	Lease Agreement between Websense, Inc. and Legacy-RECP Sorrento OPCO, LLC, dated April 19, 2002
10.26(12)	First Amendment to Lease between Websense, Inc. and Legacy-RECP Sorrento OPCO, LLC, dated October 1, 2002
10.27(12)	Second Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated April 30, 2003
10.28(13)	Third Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated July 30, 2004
10.29(14)	Fourth Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated March 24, 2005
10.30(15)	Fifth Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated December 21, 2006
10.31(15)	Sixth Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated January 30, 2007
10.32(15)	Seventh Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated February 12, 2007
10.33(16)	Eighth Amendment to Lease between Websense, Inc. and Creekside Property Holdings LLC, dated June 24, 2010
10.34(17)	Ninth Amendment to Lease between Websense, Inc. and Creekside Property Holdings, LLC, dated November 28, 2012
10.35(18)	Credit Agreement, dated October 22, 2010, among Websense, Inc., PortAuthority Technologies, Inc., Karabunga, Inc., Bank of America N.A. and the other Lenders (as defined therein)
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)
32.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
32.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CA	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Document

101.LAB	XBRL Taxonomy Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

---

* Indicates management contract or compensatory plan or arrangement.

(1) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 19, 2009 and incorporated herein by reference.

(2) Filed as an exhibit to our Registration Statement on Form S-1 filed with the SEC on March 23, 2000 (Commission File No. 333-95619) and incorporated herein by reference.

(3) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2013 and incorporated herein by reference.

(4) Filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2009 filed with the SEC on February 25, 2010 and incorporated herein by reference.

(5) Filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 3, 2012 and incorporated herein by reference.

(6) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 23, 2008 and incorporated herein by reference.

(7) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 24, 2012 and incorporated herein by reference.

(8) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 31, 2012 and incorporated herein by reference.

(9) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 24, 2013 and incorporated herein by reference.

(10) Filed as an exhibit to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000 (Commission File No. 333-95619) and incorporated herein by reference.

(11) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 6, 2011 and incorporated herein by reference.

(12) Filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2003 filed with the SEC on August 13, 2003 and incorporated herein by reference.

(13) Filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed with the SEC on November 5, 2004 and incorporated herein by reference.

(14) Filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2005 filed with the SEC on March 3, 2006 and incorporated herein by reference.

(15) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 22, 2007 and incorporated herein by reference.

(16) Filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed with the SEC on August 6, 2010 and incorporated herein by reference.

(17) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 29, 2012 and incorporated herein by reference.

(18) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on October 26, 2010 and incorporated herein by reference.

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K have a Commission File No. of 000-30093.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBSENSE, INC.

Date: February 20, 2013

By: /s/ Michael A. Newman

Michael A. Newman

Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated

Signature	Title	Date
/s/ John McCormack John McCormack	Director, Chief Executive Officer (principal executive officer)	February 20, 2013
/s/ Michael A. Newman Michael A. Newman	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	February 20, 2013
/s/ John B. Carrington John B. Carrington	Chairman of the Board	February 20, 2013
/s/ Charles M. Boesenberg Charles M. Boesenberg	Director	February 20, 2013
/s/ Bruce T. Coleman Bruce T. Coleman	Director	February 20, 2013
/s/ John Schaefer John Schaefer	Director	February 20, 2013
/s/ Mark St.Clare Mark St.Clare	Director	February 20, 2013
/s/ Gary E. Sutton Gary E. Sutton	Director	February 20, 2013
/s/ Peter Waller Peter Waller	Director	February 20, 2013

Schedule II - VALUATION AND QUALIFYING ACCOUNTS

WEBSENSE, INC.
(in thousands)

A	B	C		D	E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts - Describe	Deductions - Describe	Balance at End of Period
YEAR ENDED DECEMBER 31, 2010					
Reserves and allowance deducted from asset accounts:					
Allowance for doubtful accounts	$ 1,802	$ —	$ —	$ 646 (1)	$ 1,156
YEAR ENDED DECEMBER 31, 2011					
Reserves and allowance deducted from asset accounts:					
Allowance for doubtful accounts	$ 1,156	$ —	$ —	$ 177 (2)	$ 979
YEAR ENDED DECEMBER 31, 2012					
Reserves and allowance deducted from asset accounts:					
Allowance for doubtful accounts	$ 979	$ —	$ 1,230 (3)	$ 143 (4)	$ 2,066

(1) The deductions of $646,000 in the year ended December 31, 2010 consisted of the reversal of reserves of $600,000 and $46,000 of uncollectible accounts written off.

(2) The deductions of $177,000 in the year ended December 31, 2011 consisted of the reversal of reserves of $100,000, $78,000 of uncollectible accounts written off, less $1,000 in translation adjustments.

(3) Amount represents reserve recorded as a reduction of deferred revenue and represents customer balances deemed uncollectible. The reserve is amortized as a reduction of revenue over the average life of all subscriptions.

(4) Uncollectible accounts written off, net of recoveries.

PROXY STATEMENT





10240 Sorrento Valley Road
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 12, 2013

Dear Stockholder:

We are pleased to invite you to attend the Annual Meeting of Stockholders of Websense, Inc., a Delaware corporation ("Websense"). The meeting will be held on June 12, 2013 at 11:00 a.m. Pacific Daylight Time at our corporate headquarters located at 10240 Sorrento Valley Road, San Diego, California 92121. We are meeting for the following purposes:

1. To elect the Board of Directors' seven nominees for director to serve until the next annual meeting and their successors are duly elected and qualified.
2. To approve an amendment of Websense's Amended and Restated 2000 Employee Stock Purchase Plan to increase the aggregate number of shares of common stock authorized for issuance under the plan by 2,000,000 shares.
3. To approve, on a non-binding advisory basis, the compensation of our named executive officers, as disclosed in this proxy statement.
4. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the independent registered public accounting firm of Websense for our fiscal year ending December 31, 2013.
5. To conduct any other business properly brought before the meeting.

For more information on these matters, please review the proxy statement accompanying this Notice.

All stockholders of record as of the close of business on April 15, 2013 may vote at the meeting or any adjournment thereof. Every vote is important to Websense and we urge you to vote your shares whether or not you plan to attend the annual meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 12, 2013 at 11:00 a.m. Pacific Daylight Time at 10240 Sorrento Valley Road, San Diego, California 92121.

The proxy statement and annual report to stockholders are available at http://investor.websense.com/. The Board of Directors recommends that you vote FOR each of the proposals identified above.

By Order of the Board of Directors

Christian Waage
Corporate Secretary

San Diego, California
April 26, 2013

We are pleased to invite you to attend the meeting in person. We hope you will attend the meeting, but whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) has been provided for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

TABLE OF CONTENTS

WEBSENSE, INC.
10240 Sorrento Valley Road
San Diego, California 92121

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 12, 2013

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these materials?

We have sent you these proxy materials because the Board of Directors (also referred to as the "Board") of Websense, Inc. (sometimes referred to as "our," "us," "we" or "Websense") is soliciting your proxy to vote at the 2013 Annual Meeting of Stockholders (sometimes referred to as the "annual meeting"), including any adjournments or postponements of the meeting. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card or follow the instructions below to submit your proxy over the telephone or through the Internet.

We intend to mail these proxy materials on or about April 26, 2013 to all stockholders of record entitled to vote at the annual meeting.

How do I attend the annual meeting?

The meeting will be held on Wednesday, June 12, 2013 at 11:00 a.m. Pacific Daylight Time at the corporate headquarters of Websense. Directions to the annual meeting may be found at http://www.websense.com/content/office-directions.aspx. Information on how to vote in person at the annual meeting is discussed below.

Do I need a ticket to attend the annual meeting?

No, but stockholders must present proof of ownership and also must present a form of personal photo identification in order to be admitted to the annual meeting. If you are a stockholder of record, your name will be on the date of record (April 15, 2013) list. If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the annual meeting, you must present proof of your ownership of Websense common stock, such as a legal proxy from your broker or a bank or brokerage account statement, to be admitted to the annual meeting. Stockholders are also encouraged, but not required, to provide notice of their intent to attend the annual meeting in advance via email, akauffman@websense.com, or in writing to Investor Relations at our corporate headquarters, at 10240 Sorrento Valley Road, San Diego, California 92121.

No cameras, audio or video recording equipment, similar electronic devices, large bags, briefcases or packages will be permitted into the meeting or adjacent areas. Cell phones and similar wireless communication devices will be permitted in the meeting only if turned off. All items brought into the meeting will be subject to search.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 15, 2013 will be entitled to vote at the annual meeting. On this record date, there were 36,384,990 shares of common stock outstanding and entitled to vote. Our stock transfer books will remain open between the record date and the date of the meeting. A list of stockholders entitled to vote at the annual meeting will be available for inspection at our executive offices.

Stockholder of Record: Shares Registered in Your Name

If on April 15, 2013 your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or through the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 15, 2013 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are four matters scheduled for a vote:

1. Election of the seven nominees for director named herein.
2. Approval of an amendment of Websense's Amended and Restated 2000 Employee Stock Purchase Plan to increase the aggregate number of shares of common stock authorized for issuance under the plan by 2,000,000 shares.
3. Non-binding advisory approval of the compensation of our named executive officers, as disclosed in this proxy statement.
4. Ratification of the selection by the Audit Committee of the Board of Ernst & Young LLP as the independent registered public accounting firm of Websense for our fiscal year ending December 31, 2013.

What if another matter is properly brought before the meeting?

The Board knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

What are the recommendations of the Board?

The Board recommends a vote in favor of Proposals 1-4 listed above.

How do I vote?

You may either vote "For" all of the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy through the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-800-652-8683 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the enclosed proxy card. Your vote must be received by 11:00 p.m., Pacific Daylight Time on June 11, 2013 to be counted.
- To vote through the Internet, go to http://www.investorvote.com/WBSN to complete an electronic proxy card. You will be asked to provide the control number from the enclosed proxy card. Your vote must be received by 11:00 p.m., Pacific Daylight Time on June 11, 2013 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received an instruction form with these proxy materials from that organization rather than from Websense. Simply complete and mail the voting instruction form to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

Internet proxy voting may be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. Please be aware, however, that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 15, 2013.

What happens if I do not vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record and do not vote by completing your proxy card or vote by proxy over the telephone or through the Internet, or vote in person at the annual meeting, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If you are a beneficial owner and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange ("NYSE") deems the particular proposal to be a "routine" matter. Brokers and nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported. Accordingly, your broker or nominee may not vote your shares on Proposals 1, 2 and 3 without your instructions, but may vote your shares on Proposal 4.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking any voting selections, your shares will be voted "For" the election of all seven nominees for director, "For" the amendment of Websense's Amended and Restated 2000 Employee Stock Purchase Plan, "For" the non-binding advisory approval of the compensation of our named executive officers, and "For" the ratification of the selection of Ernst & Young LLP as the independent registered public accounting firm of Websense. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using their best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors, our employees and Computershare Trust Company, N.A. may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but Computershare Trust Company, N.A. will be paid its customary fee of approximately $20,000 plus out-of-pocket expenses, if it solicits proxies. Computershare Trust Company, N.A. will mail a search notice to banks, brokers, nominees and street-name accounts to develop a listing of stockholders, distribute proxy materials to brokers and banks for subsequent distribution to beneficial holders of stock, and solicit proxy responses from holders of our common stock. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one set of proxy materials?

If you receive more than one set of proxy materials, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Stockholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the Internet.
- You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at 10240 Sorrento Valley Road, San Diego, California 92121.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card (or telephone or Internet proxy) is the one that is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If your shares are held by your broker as your nominee (that is, in "street name"), you should follow the instructions provided by the institution that holds your shares regarding how to instruct your broker to vote your shares.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 27, 2013 to our Corporate Secretary at 10240 Sorrento Valley Road, San Diego, California 92121. If you wish to submit a proposal (including a director nomination) at the meeting that is not otherwise to be included in next year's proxy materials, you must do so by February 12, 2014. Your notice to the Corporate Secretary must set forth as to each matter you propose to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) your name and address, as they appear on our books, (iii) the class and number of our shares which are beneficially owned by you, (iv) any material interest you may have in the business matter being proposed, and (v) any other information that is required to be provided by you pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in your capacity as a proponent of a stockholder proposal. You are also advised to review our bylaws, as amended and restated (the "Bylaws"), which contain additional requirements relating to the advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count, for the proposal to elect directors, votes "For," "Withhold" and broker non-votes; and, with respect to other proposals, votes "For" and "Against," abstentions, and, if applicable, broker non-votes. Abstentions will be counted towards the vote total for the proposal and will have the same effect as "Against" votes. Broker non-votes will have no effect and will not be counted towards the vote total.

What are "broker non-votes"?

As discussed above, when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed by the NYSE to be "non-routine," the broker or nominee cannot vote the shares. These unvoted shares are counted as "broker non-votes."

How many votes are needed to approve each proposal?

- For the election of directors, the seven nominees receiving the most "For" votes from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected. However, if the number of votes "For" any of the seven nominees does not exceed fifty percent (50%) of the total number of votes cast with respect to such nominee's election (from the holders of votes of shares either present in person or represented by proxy and entitled to vote), such nominee will promptly tender his resignation as a director, and the Nominating and Corporate Governance Committee (the "Nominating Committee") of the Board will make a recommendation to the Board as to whether it is appropriate to accept such director's resignation. Only votes "For" or "Withhold" will affect the outcome of the election of directors.
- To be approved, Proposal 2, "Amendment of the Amended and Restated 2000 Employee Stock Purchase Plan," must receive "For" votes from the holders of a majority of shares either present in person or represented by proxy and entitled to vote. If you abstain from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal 3, "Non-Binding Stockholder Advisory Vote on Executive Compensation," must receive "For" votes from the holders of a majority of shares present either in person or represented by proxy and entitled to vote. If you abstain from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal 4, "Ratification of Selection of Independent Registered Public Accounting Firm," must receive "For" votes from the holders of a majority of shares either present in person or represented by proxy and entitled to vote. If you abstain from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the meeting in person or represented by proxy. On the record date, there were 36,384,990 shares outstanding and entitled to vote. Thus, the holders of 18,192,496 shares must be present in person or represented by proxy at the meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of the shares present at the meeting, in person or represented by proxy, may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days of the annual meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

What proxy materials are available on the Internet?

The proxy statement, Form 10-K and annual report to stockholders are available at http://investor.websense.com/.

Proposal 1

ELECTION OF DIRECTORS

Our Board currently consists of eight directors. There are seven nominees for director this year. With the exception of Charles M. Boesenberg and John McCormack, each of the nominees listed below is currently a director of Websense who was previously elected by the stockholders. In January 2013, the Board (i) appointed Mr. McCormack as a director in connection with his promotion to Chief Executive Officer ("CEO"), (ii) increased the number of authorized directors from seven to eight, and (iii) appointed Mr. Boesenberg as a director upon the recommendation of the Nominating Committee. If elected at the annual meeting, all of the nominees named herein would serve until the 2014 annual meeting and until his successor has been duly elected and qualified, or, if sooner, until the director's death, resignation or removal. We would like to thank Mark St.Clare for his service to Websense, as he will not continue to serve as a director after the 2013 Annual Meeting of Stockholders. Effective as of the 2013 Annual Meeting of Stockholders, the size of the Board will be reduced from eight to seven.

Proxies may not be voted for a greater number of persons than the number of nominees named in this proxy. It is our policy to invite directors and nominees for director to attend the annual meeting. Three directors attended the 2012 Annual Meeting of Stockholders.

The Nominating Committee performs an assessment of the skills and experience necessary for our Board to properly oversee and direct our business. In evaluating candidates to serve as directors and considering incumbent directors for renomination to the Board, the Nominating Committee considers a variety of factors, including education, business ethics, corporate governance and high-level management experience, financial expertise, professional and industry knowledge, and succession planning. For incumbent directors, the Nominating Committee also evaluates the nominee's past performance on the Board and its committees. The Nominating Committee seeks to assemble a Board that, as a whole, possesses the appropriate balance of the skills and experience described above and will function collegially as a unit. Additional information relating to the criteria considered by the Nominating Committee in its selection of candidates to serve as directors is provided under the heading "Nominating and Corporate Governance Committee" below.

The seven nominees for election as directors receiving the most "For" votes from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected. However, if the number of votes "For" any of the seven nominees does not exceed fifty percent (50%) of the total number of votes cast with respect to such nominee's election (from the holders of votes of shares either present in person or represented by proxy and entitled to vote), such nominee will promptly tender his resignation as a director, and the Nominating Committee will make a recommendation to the Board as to whether it is appropriate to accept such director's resignation.

The nominees for election have agreed to serve if elected, and management has no reason to believe that such nominees will be unavailable to serve. In the event the nominees are unable or decline to serve as directors at the time of the annual meeting, the proxies will be voted for any nominee who may be designated by the present Board to fill the vacancy.

NOMINEES FOR ELECTION FOR A ONE-YEAR TERM EXPIRING AT THE 2014 ANNUAL MEETING

The brief biographies below include information, as of the date of this proxy statement, regarding specific experience, qualifications, attributes or skills of each nominee that led the Nominating Committee to believe that such nominee should continue to serve on the Board.

John B. Carrington

John B. Carrington, age 69, has served as a director and Chairman of the Board of Websense since June 1999. Mr. Carrington also served as our CEO from May 1999 to January 2006, as well as our President from May 1999 to January 2003 and from August 2005 to January 2006. Prior to joining Websense, Mr. Carrington was Chairman, CEO and President of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry, from August 1996 until it was acquired by BARCO n.a. in December 1998. He received his B.S. in Business Administration from the University of Texas.

Mr. Carrington has extensive high-level management experience in the software industry. He also has significant knowledge of our operations and insight into our strategic plans as a result of his prior role as Websense's CEO. The Nominating Committee believes that Mr. Carrington's prior experience with Websense and his long tenure as our Chairman position him well to contribute his broad knowledge of Websense and the security software industry to the Board.

Charles M. Boesenberg

Charles M. Boesenberg, age 64, has served as a director of Websense since January 2013. Mr. Boesenberg served as a director of Ancestry.com Inc., a provider of Web-based family services, from July 2006 to December 2012, and as Chairman of the board of directors from October 2010 to December 2012. From January 2002 to June 2006, Mr. Boesenberg served as the President and CEO at NetIQ Corporation, a provider of enterprise software, and he also served as the Chairman of the board of directors at NetIQ Corporation from August 2002 to June 2006. Mr. Boesenberg served as a director of Interwoven, Inc., a provider of enterprise content management solutions, from July 2006 to March 2009, as lead independent director of Maxtor Corporation from January 2002 until May 2006, as a director of Onyx Software Corporation from December 2005 to June 2006, as a director of Macromedia, Inc. from December 2004 to December 2006, and as a director of Symantec Corporation from June 1994 to September 2002. From March 2000 to December 2001, Mr. Boesenberg served as the President of Post PC Ventures, a management and investment group. Mr. Boesenberg currently serves on the board of directors of Callidus Software, Inc., a publicly held provider of sales performance management and incentive compensation software; Boingo Wireless, Inc., a publicly held internet software and services provider; Keynote Systems, Inc., a publicly held provider of on-demand test and measurement products for mobile communications and Internet performance; and Silicon Graphics International Corp., a publicly held provider of technical computing solutions. Mr. Boesenberg holds a B.S. in mechanical engineering from Rose-Hulman Institute of Technology and an M.S. in business administration from Boston University.

The Nominating Committee believes that Mr. Boesenberg's extensive experience leading technology companies, both as a senior executive and as a director, along with his current role as a director and audit committee member for several technology companies, provides the Board and its audit committee with valuable insight into best corporate governance and operational practices of publicly held companies.

Bruce T. Coleman

Bruce T. Coleman, age 74, served as our interim CEO from November 1998 to May 1999, and continues to serve as a director of Websense, a position he has held since November 1998. Since November 1991, he has served as the CEO of El Salto Advisors, an interim executive firm. From April 2008 to November 2008, Mr. Coleman served as CEO of Openwave Systems, Inc., a provider of software and services for the mobile and cable industries. From November 2007 to April 2008, Mr. Coleman served as CEO of WebTrends, Inc., an Internet analytics company. From October 2006 to April 2007, Mr. Coleman served as interim CEO of WatchGuard Technologies, Inc., a provider of Internet security services. Mr. Coleman previously served on the board of directors of Printronix, Inc. He received a B.A. in Economics from Trinity College and an M.B.A. from Harvard Business School.

Through his work as an interim CEO for numerous high tech companies and as a traditional CEO for four companies, Mr. Coleman has demonstrated relevant financial and management experience in a wide variety of operating environments, including relevant experience in our industry through his work with Openwave Systems, WebTrends and WatchGuard Technologies. The Nominating Committee also believes Mr. Coleman's experience as a professional interim executive gives the Board and its committees visibility into a wide variety of compensation structures and management organizations both inside and outside of our core business.

John McCormack

John McCormack, age 53, became Websense's CEO in January 2013. Mr. McCormack previously served as Websense's President from April 2009 to January 2013 and as Senior Vice President, Product Development of Websense from July 2006 to April 2009. He has been a director of Websense since January 2013. Prior to joining Websense, Mr. McCormack was Vice President of Engineering for Symantec Corporation, a publicly held security software company. Mr. McCormack joined Symantec through the acquisition of Sygate Technologies, Inc., a provider of network access software, where he was Senior Vice President of Product Development from May 2004 to October 2005. From 1997 to 2004, Mr. McCormack served in various capacities for Cisco Systems, Inc., a publicly held computer hardware and software company, lastly as General Manager of the Secure Managed Networks Business Unit. Mr. McCormack received his B.S. in Computer Science from the University of New Hampshire and an M.S. in Information Management from the Engineering Management School of the George Washington University.

The Nominating Committee believes Mr. McCormack's role as CEO of Websense and his prior experience as President and Senior Vice President, Product Development of Websense provides invaluable insight into the management and daily operations of Websense. In addition, Mr. McCormack's previous experience as an executive in the security software industry provides the Board with operational and industry expertise.

John F. Schaefer

John F. Schaefer, age 70, has served as a director of Websense since May 2001. In July, 2010, Mr. Schaefer joined the board of directors of Intevac, Inc., a publicly held provider of advanced equipment and products to the hard disk drive, solar, semiconductor and photonics industries. From November 1994 to April 2001, Mr. Schaefer served as Chairman and CEO of Phase Metrics, Inc., which was a publicly traded producer of technically advanced process and production test equipment for the data storage industry until substantially all of its assets were purchased by KLA-Tencor Corporation. From 1992 to 1994, Mr. Schaefer was President, Chief Operating Officer ("COO") and a director of McGaw, Inc., a producer of intravenous medical products and devices. He received a B.S. in Engineering from the United States Naval Academy and an M.B.A. from Harvard Business School.

The Nominating Committee believes that Mr. Schaefer's prior experience as a CEO of a large publicly held company and current experience as a member of another public company board of directors is beneficial to the Board. Mr. Schaefer has overseen multiple acquisitions and strategic transactions during his tenure as an executive officer at a variety of companies, and that experience was beneficial to the Board during our acquisitions and subsequent integrations of PortAuthority Technologies and SurfControl plc. In addition, Mr. Schaefer's financial background, in terms of both his academic qualifications and his experience as a senior executive and as a director, is valuable in his position as the chairman of the Audit Committee.

Gary E. Sutton

Gary E. Sutton, age 70, has served as a director of Websense since June 1999. Mr. Sutton retired in August 2000 from Skydesk, Inc., a provider of online data protection services, after serving as its President, CEO and Chairman since January 1996. From 1990 to 1995, Mr. Sutton was chairman of Knight Protective Industries, a security systems provider. Mr. Sutton was also a co-founder of Teledesic, Inc., a low-earth orbit telecommunications service. He received his B.S. from Iowa State University.

The Nominating Committee believes that Mr. Sutton's status as a nationally recognized author and top-rated speaker regarding organizational strategies and his experience in executive leadership positions has provided the Board with continuing insight into the best operational, financial and management practices of publicly held companies. Also, Mr. Sutton is an active investor in start-up enterprises which provides the Board perspective on emerging areas in our security software market.

Peter C. Waller

Peter C. Waller, age 58, has served as a director of Websense since March 2001. From July 2009 to November 2010, Mr. Waller served as the CEO of Corinthian Colleges, Inc., one of the largest for-profit post-secondary education systems in North America. Mr. Waller previously served as President and COO of Corinthian Colleges from February 2006 to June 2009. From October 2004 to January 2006, Mr. Waller served as Executive Partner of ThreeSixty Sourcing, a provider of imported consumer goods, where he served as CEO from March 2001 until October 2004. From June 1997 to July 2000, Mr. Waller served as the President of Taco Bell Corp., an international food service chain that became a subsidiary of Tricon Global Restaurants after it was spun off from Pepsico in 1997. Mr. Waller previously served as Chief Marketing Officer of Taco Bell Corp. from January 1996 to May 1997. From 1990 to 1995, Mr. Waller held senior marketing positions with KFC, an international food service chain, in Western Europe, Australia and for the last two of those years, as Chief Marketing Officer of the USA operations. Mr. Waller received his M.A. from Oxford University, England.

The Nominating Committee believes that Mr. Waller's experience as a CEO provides the Board with an expanded perspective on the operations and management policies of a publicly traded company outside of our core market. In addition, Mr. Waller is an accomplished senior executive in marketing and branding with experience in both the U.S. and international markets. The Nominating Committee believes this experience is invaluable as Websense continues to market its products and develop brand recognition on a worldwide basis.

Your Board of Directors recommends a vote "FOR" each director nominee.

INFORMATION REGARDING THE BOARD, ITS COMMITTEES AND CORPORATE GOVERNANCE

Websense is committed to sound and effective corporate governance practices. The Board reviews Websense's policies and business operations and strategies and advises the CEO and the other executive officers who manage Websense's business. The Board has documented many of our governance practices in our Corporate Governance Guidelines in order to ensure that the Board will have the necessary authority and practices in place to review and evaluate Websense's business operations as needed and to make decisions that are independent of Websense's management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The guidelines are reviewed annually and revised as necessary. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, CEO performance evaluation and succession planning, board committees, board and committee self-evaluation, director orientation and continuing education, director share ownership requirements and director compensation. The Corporate Governance Guidelines are available to stockholders on our corporate website at http://investor.websense.com/.

The Board has also adopted a Code of Business Conduct which, together with the policies referred to therein, is applicable to all directors, officers and employees of Websense and a Code of Ethics for the CEO, Senior Financial Officers and all Finance, Tax and Accounting Department Personnel ("Code of Ethics"). The Code of Business Conduct and the Code of Ethics cover all areas of professional conduct, including conflicts of interest, disclosure obligations, insider trading and hedging transactions and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. We encourage all employees, officers and directors to promptly report any violations of any of our policies. In the event that an amendment to, or a waiver from, a provision of the Code of Business Conduct or Code of Ethics that applies to any of our directors or executive officers is necessary, we intend to post such information on our website. Copies of our Code of Business Conduct and our Code of Ethics can be obtained from our website at http://investor.websense.com/.

DIRECTOR INDEPENDENCE

The current Board consists of eight directors, one of whom is currently employed by Websense. The Board conducted an annual review of all relevant identified transactions and relationships between each director, or any of his family members, and Websense, our senior management and our independent registered public accounting firm. After consultation with Websense's counsel, the Board determined that all non-employee directors, which include Mr. Carrington, Mr. Boesenberg, Mr. Coleman, Mr. Schaefer, Mr. St.Clare, Mr. Sutton, and Mr. Waller, are independent directors within the meaning of the applicable NASDAQ Stock Market ("NASDAQ") listing standards. In making this determination, the Board found that none of the directors or nominees for director had a material or other disqualifying relationship with Websense. Mr. Carrington, our Chairman and former President and CEO, was employed by Websense through June 2006, and, because his employment ended seven years ago, the Board has determined Mr. Carrington to be independent. Mr. McCormack, our current CEO, is not independent by virtue of his current employment with Websense.

BOARD LEADERSHIP

The Board also provides oversight of management and holds it accountable for performance. The Board has determined that this responsibility is best served when the Board functions as a body distinct from management, capable of objective judgment regarding management's performance. Accordingly, the Board has determined the position of Chairman should be distinct from the position of CEO in order to provide the Board with independent leadership.

The Board annually selects one independent director to serve as the Lead Independent Director for all meetings of the non-management directors held in executive session in order to further balance the power amongst the Board. The Lead Independent Director is also responsible for presiding at all meetings of the Board at which the Chairman is not present; serving as liaison between the Chairman and the other independent directors; approving information sent to the Board, meeting agendas for the Board and meeting schedules; and calling meetings of the independent directors as needed or appropriate. The Lead Independent Director also has other authority and responsibilities that are described in the charter of the Lead Independent Director and in our Bylaws, both of which are available at http://investor.websense.com/. John F. Schaefer currently serves as the Lead Independent Director.

RISK OVERSIGHT

One of the Board's key functions is informed oversight of Websense's risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. The Board regularly receives presentations from Websense's senior management concerning financial, operational, product development and strategy and legal matters that cover areas of operational, competitive, financial and legal risk for Websense and monitors and assesses strategic risk exposure, determining the nature and level of risk appropriate for Websense. The Audit Committee and the full Board consider the risks associated with Websense's business model and worldwide operations and focus review on risk areas for software companies with substantial international operations, including revenue recognition, currency-related risks, hedging-related risks and income tax-related risks. The Audit Committee and full Board also regularly review our compliance with covenants in our credit facility, our level of cash reserves and our uses of cash. The Compensation Committee assesses and monitors whether any of Websense's compensation policies and programs have the potential to encourage excessive risk-taking. The General Counsel reports to the Board on litigation and material claims threatened or brought against Websense. Websense employs an internal audit function and the internal audit team is responsible for review of internal procedures for identifying and addressing operational risks and for assessing the adequacy of internal controls over financial reporting. The Senior Director of Internal Audit reports jointly to the Audit Committee and to our Chief Financial Officer ("CFO") and regularly participates in Audit Committee meetings.

COMMUNICATIONS WITH DIRECTORS

We have a formal process by which stockholders may communicate with the Board or any of our directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. All communications will be compiled by the Corporate Secretary of Websense and submitted to the Board or the individual directors on a periodic basis. These communications will be reviewed by one or more officers of Websense designated by the Board, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). All communications directed to the Audit Committee in accordance with our Code of Business Conduct that relate to questionable accounting or auditing matters involving Websense will be promptly and directly forwarded to the Audit Committee.

MEETINGS OF THE BOARD

The Board met 15 times during the last fiscal year. Each Board member attended 85% or more of the aggregate number of the meetings of the Board and of the committees on which he served, held during the portion of the last fiscal year for which he was a director or committee member, respectively.

As required under applicable NASDAQ listing standards, in fiscal 2012, our independent directors met five times in regularly scheduled executive sessions at which only independent directors were present. Persons interested in communicating with the independent directors regarding their concerns or issues may address correspondence to a particular director or to the independent directors generally, in care of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairpersons of the Audit, Compensation, or Nominating and Corporate Governance Committee.

BOARD COMMITTEES

In 2012, the Board had three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides the composition of the committees of the Board as of April 26, 2013.

Name	Audit	Compensation	Nominating and Corporate Governance
John B. Carrington			
Charles M. Boesenberg(1)	X		
Bruce T. Coleman(2)	X	X	X
John McCormack			
John F. Schaefer(3)	X*	X	
Mark S. St.Clare(4)			
Gary E. Sutton(5)	X		X*
Peter C. Waller(6)		X*	X
Total meetings in fiscal year 2012	14	17	6

* Current Committee chair.

(1) In January 2013, Mr. Boesenberg was appointed as a member of the Audit Committee.

(2) In July 2012, Mr. Coleman resigned as chair of the Compensation Committee and was appointed as a member of the Nominating Committee and the Audit Committee.

(3) In July 2012, Mr. Schaefer (a) was appointed as a member of the Compensation Committee, (b) resigned as chair and as a member of the Nominating Committee, and (c) was appointed chair of the Audit Committee.

(4) In July 2012, Mr. St.Clare resigned as chair and as a member of the Audit Committee and as a member of the Nominating Committee.

(5) In July 2012, Mr. Sutton (a) resigned as a member of the Compensation Committee and (b) was appointed chair of the Nominating Committee.

(6) In July 2012, Mr. Waller was appointed chair of the Compensation Committee and as a member of the Nominating Committee.

Below is a description of each committee of the Board. The Board has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to Websense. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

AUDIT COMMITTEE

The Audit Committee of the Board was established by the Board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee our corporate accounting and financial reporting processes and audits of our financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance, and assesses the qualifications of, the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; reviews and approves the appropriateness of the terms of engagement, including compensation and any indemnification provisions with the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; reviews and approves or rejects transactions between Websense and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; is directly responsible for the appointment of the Senior Director of Internal Audit and meets separately with the Senior Director of Internal Audit at least annually; and reviews and discusses with management and the independent registered public accounting firm the annual audited financial statements and quarterly financial statements, including Websense's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Audit Committee reviews and discusses with management and, as appropriate, the independent registered public accounting firm, our guidelines and policies with respect to risk assessment and risk management including our major financial risk exposures and the steps taken by management to monitor and control such exposures. The Audit Committee has adopted a written Audit Committee Charter that is available to stockholders on our corporate website at http://investor.websense.com/.

The Board annually reviews the composition of the Audit Committee, including the NASDAQ listing standards' definition of independence for Audit Committee members, and has determined that the Audit Committee is composed pursuant to Rule 5605(c)(2) of the NASDAQ listing standards and that all members of our Audit Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Board has also determined that all members of the Audit Committee qualify as "audit committee financial experts," as defined in applicable Securities and Exchange Commission ("SEC") rules. The Board made a qualitative assessment of each Audit Committee member's level of knowledge and experience based on a number of factors, including their formal education, experience as a principal financial officer for public reporting companies and/or experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD*

The Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2012 with our management. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed under generally accepted auditing standards, including matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 16 - Communications with Audit Committees. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Submitted by the Audit Committee of the Board of Directors,

John F. Schaefer
Charles M. Boesenberg
Bruce T. Coleman
Gary E. Sutton

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* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with the SEC, and is not deemed to be incorporated by reference into any filing of Websense under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPENSATION COMMITTEE

All members of our Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Compensation Committee has adopted a written Compensation Committee Charter that is available to stockholders on our corporate website at http://investor.websense.com/.

The Compensation Committee acts on behalf of the Board to review, adopt and oversee our compensation strategy, policies, plans and programs including:

- the establishment of corporate and individual performance objectives relevant to the compensation of our executive officers, other senior management and directors, and evaluation of performance in light of these stated objectives;
- the determination of whether Websense's compensation policies create risk-taking incentives that are reasonably likely to have a material adverse effect on Websense;
- the review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of our CEO and the other executive officers and directors;
- administration of our equity and other incentive compensation plans; and
- the review with management and approval of our disclosures under the caption "Compensation Discussion and Analysis" for use in any of Websense's annual reports on Form 10-K, registration statements, proxy statements or information statements.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least quarterly, and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the CEO and the General Counsel. The Compensation Committee meets regularly in executive session. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice, or to otherwise participate in Compensation Committee meetings. The CEO may not participate in or be present during any determination of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee direct, independent and confidential access to our other directors, management and personnel to carry out the Compensation Committee's purpose. The Compensation Committee has authority to obtain compensation surveys, reports on the design and implementation of compensation programs for our directors, officers and employees, and other data and documentation, as well as authority to obtain, at the expense of Websense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms. Over the past several years, the Compensation Committee has engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant.

Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. In 2000, the Compensation Committee formed the Special Stock Award Committee of our Board, currently composed of our CEO, John McCormack, and our Chairman of the Board, John B. Carrington, to which it delegated authority to grant, without any further action required by the Compensation Committee, stock options and restricted stock units ("RSUs") to employees who are not executive officers of Websense subject to the short-swing profit restrictions under Section 16 of the Exchange Act (such officers, the "Section 16 Officers"). The purpose of this delegation of authority is to ease equity award administration within Websense and to facilitate the timely grant of equity awards to all eligible individuals other than Section 16 Officers, within specified guidelines provided by the Compensation Committee. The Board or the Compensation Committee must grant all equity awards to Section 16 Officers. As part of its oversight function, the Compensation Committee reviews the list of grants made by the Special Stock Award Committee.

The Compensation Committee reviews and determines, on an annual basis, the compensation to be paid to our CEO and each of our executive officers. On an annual basis, the Compensation Committee, along with the Board, evaluates the performance of the CEO. The CEO and our other executive officers evaluate the performance of the various officers who directly or indirectly report to them. The CEO also evaluates the performance of our other executive officers, and then makes recommendations to the Compensation Committee with respect to annual salary adjustments and annual equity awards. The Compensation Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to officers. As part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, executive and director stock ownership information, Websense stock performance data, analyses of historical executive compensation levels and current Websense and industry-wide compensation levels, including analyses of executive and director compensation paid at other companies identified through surveys conducted by reputable companies such as the Radford Global Technology Compensation Survey or consultants such as FW Cook.

In addition, the Compensation Committee determines whether any compensation policies create risk-taking incentives that are reasonably likely to have a material adverse effect on Websense. The Compensation Committee has determined that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on Websense.

The specific processes and determinations of the Compensation Committee with respect to executive compensation for fiscal year ended December 31, 2012 are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, our Compensation Committee currently consists of Messrs. Schaefer, Coleman and Waller. Mr. Sutton was also a member of the Compensation Committee until July 17, 2012. With the exception of Mr. Coleman, who served as our interim CEO from November 1998 to May 1999, no director serving on the Compensation Committee during any part of 2012 was, at any time during or before such fiscal year, a contractor, officer or employee of Websense. None of our executive officers serves as a member of the Board or Compensation Committee of any other company that has one or more executive officers serving as a member of our Board or Compensation Committee.

COMPENSATION COMMITTEE REPORT*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Submitted by the Compensation Committee of the Board of Directors,

Peter C. Waller
Bruce T. Coleman
John F. Schaefer

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* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with the SEC, and is not deemed to be incorporated by reference into any filing of Websense under the Securities Act or the Exchange Act, other than our Annual Report on Form 10-K.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating Committee is responsible for identifying, reviewing and evaluating candidates to serve as directors of Websense (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, periodically assessing the independence of directors, selecting candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, and developing a set of corporate governance principles for Websense. All members of the Nominating Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). Our Nominating Committee charter is available to stockholders on our corporate website at http://investor.websense.com/.

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements and the highest personal integrity and ethics. In considering candidates for director, the Nominating Committee also intends to consider all relevant factors, which may include, among others, possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Websense, demonstrating excellence in his or her field, diversity in personal and professional backgrounds, skills and experience, including appropriate financial and other expertise relevant to Websense's business, having the ability to exercise sound business judgment and having the commitment to represent rigorously the long-term interests of our stockholders. Under our Corporate Governance Guidelines, directors may be on no more than four additional public company boards of directors. A Board member, including the CEO, who ceases to be actively employed in his or her principal business or profession, or experiences other changed circumstances that could pose a conflict of interest, diminish his or her effectiveness as a Board member, or otherwise be detrimental to us, shall offer to resign from the Board. The Nominating Committee will then evaluate whether the Board should accept the resignation based on a review of whether the individual continues to satisfy the Board's membership criteria in light of his or her changed circumstances. Other than the limitations in the Corporate Governance Guidelines, the Nominating Committee retains the right to modify the director qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating Committee typically considers age, diversity, education, experience, skills, and such other factors as it deems appropriate given the current needs of the Board and Websense to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews these directors' overall service to Websense during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair these directors' independence. In the case of new director candidates, the policy of the Nominating Committee is to determine whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee's policy is to use the Board's and management's network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm, and then to conduct any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. In 2012, the Nominating Committee engaged Spencer Stuart, a professional search firm, to assist with identifying qualified Board candidates. The search process, which remains ongoing, resulted in the election of Mr. Boesenberg to the Board. The Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee by majority vote.

The Nominating Committee will consider director candidates recommended by stockholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating Committee at the following address: 10240 Sorrento Valley Road, San Diego, California 92121, not less than 120 days prior to the first anniversary of the preceding year's annual meeting. Submissions must include with respect to each person whom the nominating stockholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of the proposed nominee, (ii) the principal occupation or employment of the proposed nominee, (iii) the class and number of shares of Websense that are beneficially owned by the proposed nominee, (iv) the date or dates on which the shares were acquired and the investment intent of the acquisition, (v) a description of all arrangements or understandings between the nominating stockholder and the proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the nominating stockholder, and (vi) any other information relating to the proposed nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation the proposed nominee's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected). The nominating stockholder must also include: (i) the name and address, as they appear on our books, of the nominating stockholder, (ii) the class and number of shares of Websense common stock which are beneficially owned by the nominating stockholder, and (iii) any material interest of the nominating stockholder in such nomination.

Our Corporate Governance Guidelines include a set of Equity Ownership Guidelines, which are intended to align the interests of the directors with those of our stockholders and to promote our commitment to sound corporate governance. The Equity Ownership Guidelines apply to all of the non-employee members of the Board (each, a "Non-Employee Director"), and require each Non-Employee Director to accumulate and maintain a number of shares of our stock, restricted stock, or RSUs equal to three times the Non-Employee Director's annual retainer divided by the closing price of our common stock on the later of the date our Board adopted the Equity Ownership Guidelines or the date the director first became a Non-Employee Director. Each Non-Employee Director should accumulate this number of shares within five years of the later of the date our Board adopted the Equity Ownership Guidelines or the date the director first became a Non-Employee Director. The required number of shares is recalculated on the first business day of each fiscal year and whenever a Board member's annual retainer changes. If the required number of shares is recalculated within one year before the end of a Non-Employee Director's five-year compliance period, the Non-Employee Director should accumulate the required number of shares within one year following the date of the recalculation. This summary is qualified in its entirety by reference to the complete text of our Corporate Governance Guidelines, which can be obtained from our website at http://investor.websense.com/.

MAJORITY VOTING

In January 2007, we adopted a "Majority Voting" policy as part of our Corporate Governance Guidelines. The Majority Voting policy was amended and incorporated into our Bylaws in March 2009. Under this policy, a nominee for director shall be elected if the votes cast "For" such nominee's election exceed fifty percent (50%) of the total number of votes cast with respect to such nominee's election (a "Majority Vote"); provided, however, that directors shall be elected by a plurality of the votes cast at any annual meeting of stockholders for which there is a contested election. If any nominee for director does not receive a Majority Vote at his or her election, other than in connection with a contested election, the director shall promptly tender his or her resignation to the Board and the Nominating Committee will undertake an evaluation of the appropriateness of the director's continued service on the Board, and will make a recommendation to the Board as to whether it is appropriate to accept such director's resignation. The Nominating Committee may consider any facts and circumstances it deems relevant.

The Nominating Committee's evaluation will begin promptly following certification of the voting results and the Nominating Committee will submit a recommendation to the Board promptly following completion of the evaluation. In reviewing the Nominating Committee's recommendation, the Board will consider the factors evaluated by the Nominating Committee and any additional information and factors the Board believes to be relevant.

Any director who is the subject of the evaluation described in this section will not participate in the Nominating Committee's or Board's considerations of the appropriateness of his or her continued service, except to respond to requests for information. If a majority of the members of the Nominating Committee are subject to this evaluation process, then the independent directors on the Board (as most recently determined by the Board pursuant to applicable NASDAQ guidelines) who are not subject to the evaluation will appoint a Board committee comprised of independent directors, who are not being evaluated, solely for the purpose of conducting the required evaluation. The special committee will make the recommendation to the Board otherwise required of the Nominating Committee.

The Board will act on the Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it within ninety (90) days from the date of the certification of the election results.

Proposal 2

APPROVAL OF AMENDMENT OF THE AMENDED AND RESTATED 2000 EMPLOYEE STOCK PURCHASE PLAN

Overview

In February 2000, our Board originally adopted, and our stockholders approved, the Websense 2000 Employee Stock Purchase Plan, which was subsequently amended by the Board in July 2009 and January 2011. We refer to the Websense 2000 Employee Stock Purchase Plan, as amended, in this proposal as the purchase plan. There were 500,000 shares of Websense common stock initially reserved for issuance under the purchase plan. In addition, the purchase plan originally contained an evergreen provision providing for an annual increase in the shares available for issuance under the purchase plan on each January 1st beginning in 2001 and ending in 2010 equal to the lesser of 750,000 shares or 1.0% of our outstanding shares of common stock on the last trading day of December of the preceding calendar year. Pursuant to the evergreen provision, an additional 4,425,905 shares of Websense common stock were made available for purchase under the purchase plan between 2001 and 2010. The evergreen provision terminated after the final annual increase in January 2010.

On January 22, 2013, the Board amended and restated the purchase plan to increase the number of shares of our common stock reserved for issuance under the purchase plan by an additional 2,000,000 shares to an aggregate total of 6,925,905 shares, subject to stockholder approval. The amendment to the purchase plan does not contain an evergreen provision and therefore no additional shares will be made available for purchase under the purchase plan without stockholder approval. The additional shares that will be made available under the purchase plan upon approval of this proposal will not be available for grants under the purchase plan until the next offering period that commences following the 2013 annual meeting. A total of 36,384,990 shares of Websense common stock were outstanding as of April 15, 2013.

As of April 15, 2013, an aggregate of 4,056,314 shares of Websense common stock had been previously purchased under the purchase plan and 869,591 shares of common stock remained available for future purchase under the purchase plan. The Board adopted the amendment to the purchase plan to ensure that Websense can continue to grant purchase rights under the purchase plan at levels determined appropriate by the Board. In determining the amount of the share increase, the Board considered (i) the number of shares granted annually under the purchase plan over the last several years, (ii) expected growth in the number of shares to be granted under the purchase plan due to increased headcount, and (iii) the guidelines and policies of Institutional Shareholder Services Inc. and other providers of corporate governance and proxy voting services to shareholders. Because each eligible employee will make his or her own decision whether and to what extent to participate in the purchase plan, it is not possible to determine with specificity the period for which the increased purchase plan share reserve will be sufficient to cover future purchases of shares. However, based on assumptions we have made regarding estimated future participation rates, payroll and headcount, we estimate that if this proposal is approved the purchase plan share reserve will be sufficient to cover purchases for a period of approximately three to four years following the Annual Meeting.

Stockholders are requested in this proposal to approve the amendment of the purchase plan. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to approve the amendment of the purchase plan. Abstentions will be counted toward the tabulation of votes on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

The essential features of the purchase plan are outlined below. Please note that the description of the essential features of the purchase plan is qualified in its entirety by reference to the copy of the purchase plan, as amended and restated, attached hereto as Appendix A.

Purpose

The purpose of the purchase plan is to provide a means by which our employees may be given an opportunity to purchase our common stock through payroll deductions, to assist us in retaining the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for our success.

The rights to purchase our common stock granted under the purchase plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Internal Revenue Code of 1986, as amended.

Administration

The purchase plan provides that the Compensation Committee is responsible for administering the purchase plan and has the final power to construe and interpret both the purchase plan and the rights granted under it. The Compensation Committee has the power, subject to the provisions of the purchase plan, to determine the length of offerings and the terms of each offering. The Board determines whether employees of any subsidiary of Websense will be eligible to participate in the purchase plan.

Stock Subject to purchase plan

As of April 15, 2013, an aggregate of 4,056,314 shares of Websense common stock had been purchased under the purchase plan and 869,591 shares of common stock remained available for future purchase under the purchase plan. Upon approval of this proposal, an additional 2,000,000 shares will become available for future purchases under the purchase plan beginning with the next offering period that commences on or after the annual meeting. If purchase rights granted under the purchase plan expire, lapse or otherwise terminate without being exercised, the shares of Websense common stock not purchased under such unexercised and expired rights will again become available for issuance under the purchase plan.

Offerings

The purchase plan is implemented by a series of overlapping offering periods that commence on the first business day of May and November each year. The Compensation Committee determines the length of offerings up to a maximum permitted period of 24 months. Currently, each outstanding offering period under the purchase plan is 24 months in length and divided into four shorter "purchase periods" that are approximately six months in length. If the fair market value of a share of our common stock on the first day of any purchase period within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the participants in that offering period will automatically be transferred and enrolled in a new 24-month offering period which will begin on the first day of that purchase period, and the participants' purchase rights in the original offering period will terminate.

Eligibility

Any person who is customarily employed more than 20 hours per week and five months per calendar year by Websense or a participating subsidiary on the first day of an offering is eligible to participate in that offering. The Board approves which Websense subsidiaries are participating subsidiaries prior to the commencement of the offering.

No employee is eligible to participate in the purchase plan if, immediately after the grant of purchase rights, the employee would own stock, directly or indirectly, possessing five percent or more of the total combined voting power or value of all classes of stock of Websense or of any subsidiary of Websense (including any stock which such employee may purchase under all outstanding rights and options). In addition, employees may purchase a maximum of $25,000 worth of our common stock (determined at the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of Websense and its affiliates for each calendar year in which such rights are outstanding.

As of April 15, 2013, approximately 1,200 of our employees were eligible to participate in the purchase plan.

Participation in the Plan

Eligible employees enroll in the purchase plan by delivering to Websense, within the time period specified by the Compensation Committee, an agreement authorizing payroll deductions of up to fifteen percent of such employees' eligible compensation during the offering.

Purchase Price

The purchase price per share at which shares of our common stock are sold in an offering under the purchase plan is the lower of (1) eighty-five percent of the fair market value of a share of our common stock on the first day of the offering or (2) eighty-five percent of the fair market value of a share of our common stock on the last day of the applicable "purchase period." Fair market value is generally determined by reference to the closing price of our common stock on the applicable date. As of April 15, 2013, the closing price of our common stock as reported on the NASDAQ Global Select Market was $14.59 per share.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions during the offering. At any time during the offering, a participant may reduce or terminate his or her payroll deductions, but only one such reduction may be requested by a participant per purchase period. A participant may increase payroll deductions only if timely elected by the participant prior to the commencement of a purchase period within an offering, with the increase to be effective commencing with such subsequent purchase period. All payroll deductions made for a participant are credited to his or her account under the purchase plan and deposited with our general funds. A participant may not make additional payments into such account.

Purchase of Stock

The purchase plan specifies the maximum number of shares of our common stock an employee may be granted the right to purchase on any purchase date and the maximum aggregate number of shares of our common stock that may be purchased by all participants on any purchase date. The maximum number of shares that may be purchased by any participant on any purchase date is 2,500 shares. The maximum number of shares that can be purchased by all participants on any purchase date is 500,000 shares.

If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of our common stock available for issuance under the purchase plan, a pro rata allocation of available shares will be made in a uniform and equitable manner. Unless the employee's participation is discontinued prior to the end of the purchase period, his or her right to purchase shares is exercised automatically at the end of the purchase period at the applicable purchase price.

Withdrawal

While each participant in the purchase plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by delivering to Websense a notice of withdrawal. The purchase plan provides that a participant may withdraw from an offering at any time.

Upon any withdrawal from an offering, unless the participant elects to have any previously accumulated payroll deductions applied toward the purchase of shares on the next purchase date, we will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of our common stock on the employee's behalf during such offering, and such employee's interest in the offering will be automatically terminated. The employee is not permitted to again participate in that offering. However, an employee's withdrawal from an offering will not have any effect upon such employee's eligibility to participate in subsequent offerings under the purchase plan.

Termination of Employment

Rights granted pursuant to any offering under the purchase plan terminate immediately upon cessation of an employee's employment for any reason, and we will distribute to such employee all of his or her accumulated payroll deductions, without interest, less any accumulated deductions previously applied to the purchase of shares of our common stock on the employee's behalf during such offering.

Restrictions on Transfer

Rights granted under the purchase plan are not transferable otherwise than by will or the laws of descent and distribution and may be exercised only by the person to whom such rights are granted.

Duration, Amendment and Termination

The Board may suspend, terminate or amend the purchase plan at any time. Any amendment of the purchase plan must be approved by the stockholders to the extent such amendment would either increase the number of shares issuable under the purchase plan, alter the purchase price formula to reduce the purchase price payable for the shares, or modify the eligibility requirements for participation.

Unless terminated earlier, the purchase plan will terminate at the time that all of the shares of common stock reserved for issuance under the purchase plan have been issued under the terms of the purchase plan or the date on which all purchase rights are exercised in connection with a change in control of Websense.

Adjustment Provisions

In the event of a transaction not involving receipt of consideration by Websense, such as a merger, consolidation, reorganization, reincorporation, stock dividend or stock split, the purchase plan will be appropriately adjusted with respect to the type, class and maximum number of shares subject to the purchase plan and number of shares subject to per participant purchase limits and aggregate purchase limits. Additionally, in the event of such a transaction, outstanding purchase rights granted under the purchase plan will be appropriately adjusted in the type, class, number of shares, price per share and purchase limits of such purchase rights.

Effect of Change in Control

In the event of a change in control of Websense, the final purchase date of any ongoing offering will be accelerated such that participants' accumulated payroll deductions will be used to purchase shares of our common stock immediately prior to any such event, unless the participant elects to instead receive a refund of previously accumulated payroll deductions, and the offering will thereafter terminate. If purchase rights are exercised in connection with a change in control the purchase price will be the lower of (1) eighty-five percent of the fair market value of a share of our common stock on the first day of the offering or (2) eighty-five percent of the fair market value of a share of our common stock immediately prior to the effective date of such event.

A change in control includes a disposition of all or substantially all of the assets of Websense, specified types of mergers of Websense, or other acquisitions of 50% or more of our stock.

Federal Income Tax Information

The following is a summary of the principal United States federal income tax consequences to employees and Websense with respect to participation in the purchase plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Rights granted under the purchase plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Internal Revenue Code of 1986, as amended.

A participant will be taxed on amounts withheld for the purchase of shares of our common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of more than two years after the first date a participant was eligible to participate in the offering period and more than one year after the stock is transferred to the participant, then the lesser of (1) the excess of the fair market value of the stock at the time of such disposition over the purchase price or (2) an amount equal to fifteen percent of the fair market value of the stock as of the beginning of the offering period in which the participant purchased the stock will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the date it was purchased by the participant over the purchase price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is disposed of for less than its fair market value on the date it was purchased, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to Websense by reason of the grant or exercise of rights under the purchase plan. We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

Historical Purchase Information

Participation in the purchase plan is voluntary and each eligible employee will make his or her own decision whether and to what extent to participate in the purchase plan. It is therefore not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the purchase plan. Non-employee directors are not eligible to participate in the purchase plan.

Purchases by Certain Individuals and Groups under the Purchase Plan

The table below shows, as to the listed individuals and specified groups, the number of shares of common stock purchased under the purchase plan during the 2012 fiscal year, together with the weighted average purchase price paid per share.

Name	Number of Purchased Shares of Common Stock	Weighted Average Purchase Price
John McCormack, CEO	1,962	$ 12.80
Michael A. Newman, Executive Vice President, CFO	170	$ 11.24
Didier Guibal, Executive Vice President, Worldwide Sales	2,614	$ 13.48
Russ Dietz, Executive Vice President, Chief Technology Officer(1)	—	$ —
Christian Waage, Vice President, General Counsel and Corporate Secretary(2)	—	$ —
Gene Hodges, former CEO	1,422	$ 13.19
All executive officers as a group (6 persons)	6,168	$ 13.14
All employees, excluding executive officers, as a group (686 persons)	515,322	$ 12.94

(1) Mr. Dietz did not participate in the purchase plan as he joined Websense in November 2012.

(2) Mr. Waage did not participate in the purchase plan as he joined Websense in July 2012.

Annual Activity under the Purchase Plan

The table below provides information regarding the aggregate shares issued and available for issuance under the purchase plan for fiscal 2010, 2011 and 2012.

	Number of Shares
Shares reserved for issuance at December 31, 2009	1,870,443
Shares added during 2010 based on the automatic increase in shares authorized(1)	434,099
Shares issued during 2010	(440,255)
Shares reserved for issuance at December 31, 2010	1,864,287
Shares issued during 2011	(473,206)
Shares reserved for issuance at December 31, 2011	1,391,081
Shares issued during 2012	(521,490)
Shares reserved for issuance at December 31, 2012	869,591

(1) The purchase plan originally contained an evergreen provision providing for an annual increase in the shares available for issuance under the purchase plan on each January 1st beginning in 2001 and ending in 2010 equal to the lesser of 750,000 shares or 1.0% of our outstanding shares of common stock on the last trading day of December of the preceding calendar year. The evergreen provision terminated after the final annual increase in January 2010.

Your Board of Directors recommends a vote "FOR" the approval of the amendment of the Amended and Restated 2000 Employee Stock Purchase Plan

Proposal 3

NON-BINDING STOCKHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The Compensation Committee believes that the most effective executive compensation programs are designed to attract and retain key employees, reward the achievement of annual and strategic corporate and individual objectives, and reward superior performance. The compensation plans must be integrated with our short-term and long-term objectives and strategic goals, which are designed to align the interests of our key employees with the interests of our stockholders and ensure that compensation is meaningfully related to the value created for our stockholders. The Compensation Committee evaluates both performance and compensation to make sure that compensation provided to key employees remains competitive relative to the compensation paid to executives at peer companies. The Compensation Committee believes that our compensation programs should include short and long-term components, cash and equity-based compensation and should reward performance as measured against established Websense goals. The Compensation Committee and Websense's management also believe that the proportion of at-risk, performance-based compensation should rise as an employee's level of responsibility increases. The Compensation Committee believes that Websense's overall mix of short and long-term compensation and fixed versus performance-based compensation creates appropriate incentives to maximize the long-term returns of stockholders and does not reward risk-taking to the detriment of our stockholders. See the discussion under the heading "Compensation Discussion and Analysis" for further details.

We also believe that both Websense and our stockholders benefit from responsive corporate governance policies and constructive and consistent dialogue. This proposal, commonly referred to as the "Say on Pay" proposal, is intended to give you, as a Websense stockholder, the opportunity to endorse or not endorse the compensation we paid to our named executive officers for fiscal 2012 by voting to approve or not approve such compensation as described in this proxy statement. At the 2012 Annual Meeting of Stockholders, over 86% of the votes cast on the Say on Pay proposal were voted in favor of the proposal. The Compensation Committee believes this affirms stockholders' support of Websense's approach to executive compensation.

The Compensation Committee has overseen the development of our executive compensation program, as described more fully in the "Compensation of Executive Officers" section of this proxy statement. The Compensation of Executive Officers section describes and explains our executive compensation policies and practices and the process that was used by the Compensation Committee to reach its decisions on the compensation of our named executive officers for fiscal 2012. It also contains a discussion and analysis of each of the primary components of our executive compensation program.

The Compensation Committee and our Board continually review best practices in corporate governance and executive compensation and, in fiscal 2012, the Compensation Committee reviewed the executive compensation structure to ensure that Websense meets industry standards for executive compensation. The Compensation Committee and our Board also consider the results of the prior year advisory vote on executive compensation by our stockholders. For the reasons discussed above, our Board recommends that our stockholders indicate their support for the compensation of Websense's named executive officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

> "RESOLVED, that the compensation paid to Websense's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Please note that your vote is advisory and will not be binding upon Websense or our Board. However, our Board and the Compensation Committee value the opinions that our stockholders express in their votes and in any additional dialogue. Consequently, the Compensation Committee intends to take into account the outcome of the vote and those opinions when considering future executive compensation decisions for our executive officers.

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present, in person, or represented by proxy and entitled to vote at the annual meeting.

Unless the Board decides to modify its policy regarding the frequency of soliciting non-binding advisory votes on the compensation of our named executive officers, the next scheduled Say on Pay vote will be at the 2014 Annual Meeting of Stockholders.

Your Board of Directors recommends a vote "FOR" approval of executive compensation.

Proposal 4

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 and has further directed that management submit this selection for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited our financial statements since our initial public offering in March 2000. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or laws require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Websense and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The following table shows aggregate fees billed to us for the fiscal years ended December 31, 2012 and December 31, 2011, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year	
	2012	2011
	(in thousands)	
Audit, Audit-Related and Tax Compliance Fees		
Audit Fees (for annual audit of the consolidated financial statements and the effectiveness of internal control over financial reporting; reviews of our quarterly reports on Form 10-Q; review of the annual proxy statement; comfort letters and consents for Websense filings on Form S-8; and statutory and group audits required internationally)(1)(2)	$ 1,087	$ 1,164
Audit-Related Fees (for consultation regarding financial accounting and reporting standards)(3)	1	2
Tax Fees (for U.S. and international income tax compliance)(3)	241	806
All Other Fees		
Tax Consulting (international distribution restructuring and other consulting)(3)	19	359
Total Fees	$ 1,348	$ 2,331

(1) Includes fees and out-of-pocket expenses, whether or not yet billed.

(2) Amounts reported for 2011 have been adjusted for invoices received after the filing date of our 2012 Proxy Statement for services rendered in 2011.

(3) Includes amounts billed and related out-of-pocket expenses for services rendered during the year.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. All fees described in the table above were pre-approved by the Audit Committee.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the independence of the registered public accounting firm.

Your Board of Directors recommends a vote "FOR" the ratification of Websense's selection of Ernst & Young LLP.

OTHER MATTERS

We know of no other matters that will be presented for consideration at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend. By execution of the enclosed proxy, you grant discretionary authority with respect to such other matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of February 28, 2013 by: (i) each director and nominee for director, (ii) each of the named executive officers listed in the Summary Compensation Table, (iii) all executive officers and directors of Websense as a group and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Except as otherwise noted, the address of each person listed in the table is c/o Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G as filed with the SEC. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The applicable percentage of ownership for each stockholder is based on 36,516,898 shares of common stock outstanding as of February 28, 2013, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned that are exercisable on or before April 29, 2013, which is 60 days after February 28, 2013, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but are not deemed outstanding for computing the percentage ownership of any other person.

Name and Address	Number of Shares Beneficially Owned	Percent (%)
Named Executive Officers, directors and nominees for directors:		
John McCormack(1)	495,440	1.34%
Michael A. Newman(2)	215,973	*
Didier Guibal(3)	159,572	*
Russ Dietz(4)	—	*
Christian Waage(5)	—	*
Gene Hodges(6)	1,255,583	3.34%
John B. Carrington(7)	259,760	*
Charles M. Boesenberg(8)	104,613	*
Bruce T. Coleman(9)	164,150	*
John F. Schaefer(10)	145,150	*
Mark S. St.Clare(11)	86,150	*
Gary E. Sutton(12)	82,340	*
Peter C. Waller(13)	89,150	*

Name and Address	Number of Shares Beneficially Owned	Percent (%)
5% Stockholders:		
BlackRock, Inc.(14)	2,892,065	7.92%
40 East 52nd Street New York, NY 10022		
Artisan Partners Limited Partnership(15)	2,751,737	7.54%
875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202		
PRIMECAP Management Company(16)	2,735,441	7.49%
225 South Lake Ave., #400 Pasadena, CA 91101		
Wellington Management Company, LLP(17)	2,308,219	6.32%
280 Congress Street Boston, MA 02210		
The Vanguard Group, Inc.(18)	2,295,971	6.29%
100 Vanguard Blvd. Malvern, PA 19355		
American Century Investment Management, Inc.(19)	1,880,299	5.15%
4500 Main Street, 9th Floor Kansas City, MO 64111		
All of our current executive officers and directors as a group (12 persons)(20)	1,802,298	4.61%

* Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1) Includes 471,875 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013.

(2) Includes 195,687 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013.

(3) Includes 109,166 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013.

(4) Mr. Dietz was appointed Executive Vice President, Chief Technology Officer of Websense in November 2012.

(5) Mr. Waage was appointed Vice President, General Counsel and Secretary of Websense in July 2012.

(6) Includes 1,045,937 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013. Mr. Hodges retired from his position as CEO and as a member of the Board of Websense, effective January 13, 2013 and subsequently entered into a Retirement and Consulting Agreement, under which he has agreed to provide Websense consulting services beginning January 14, 2013 through February 28, 2014. Mr. Hodges' unvested stock options and RSUs, including performance based RSUs, will continue to vest during the consulting period.

(7) Includes 217,110 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,793 shares which have vested pursuant to a grant of RSUs that will not be delivered until May 31, 2013.

(8) Includes 104,279 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013, of which 102,568 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 334 shares which have vested pursuant to a grant of RSUs that will not be delivered until May 31, 2013. Mr. Boesenberg was elected to serve as a director by the Board in January 2013.

(9) Includes 81,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,793 shares which have vested pursuant to a grant of RSUs that will not be delivered until May 31, 2013.

(10) Includes 81,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,793 shares which have vested pursuant to a grant of RSUs that will not be delivered until May 31, 2013. Mr. Schaefer maintains a margin securities account at a brokerage firm and the positions held in such margin account, which may from time to time include shares of Websense common stock, are pledged as collateral security for the repayment of loan balances, if any, in the account. As of February 28, 2013, there were 55,190 shares of Websense common stock pledged as security for margin loan balances. Proceeds from any loan made pursuant to the margin account have only been used for the purpose of purchasing additional shares of Websense common stock.

(11) Includes 76,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,793 shares which have vested pursuant to a grant of RSUs that will not be delivered until May 31, 2013.

(12) Includes 76,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,793 shares which have vested pursuant to a grant of RSUs that will not be delivered until May 31, 2013.

(13) Includes 81,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,793 shares which have vested pursuant to a grant of RSUs that will not be delivered until May 31, 2013.

(14) A report on Schedule 13G/A filed with the SEC on February 8, 2013 indicates that BlackRock, Inc. had sole voting and dispositive power for all 2,892,065 of the shares which are held by the following subsidiaries of BlackRock, Inc.: BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Asset Management Ireland Limited, BlackRock International Limited, BlackRock Advisors (UK) Limited and BlackRock Investment Management (UK) Limited. The report indicates that all of the shares beneficially owned by BlackRock, Inc. are owned of record by various persons, and that those persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares.

(15) A report on Schedule 13G/A filed with the SEC on February 6, 2013 indicates that Artisan Partners Limited Partnership ("Artisan Partners"); Artisan Partners Holdings LP, the sole limited partner of Artisan Partners ("Artisan Holdings"); Artisan Investment Corporation, the general partner of Artisan Holdings ("Artisan Corp."); Artisan Investments GP LLC, the general partner of Artisan Partners ("Artisan Investments"); ZFIC, Inc., the sole stockholder of Artisan Corp. ("ZFIC"); and Andrew A. Ziegler and Carlene M. Ziegler, the principal stockholders of ZFIC (together with Artisan Partners, Artisan Holdings, Artisan Corp., Artisan Investments and ZFIC, the "Artisan Parties") are the beneficial owners of 2,751,737 of the shares acquired on behalf of discretionary clients of Artisan Partners who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares. The report indicates that each of the Artisan Parties had shared dispositive power for all 2,751,737 of the shares and shared power to vote 2,603,437 of the shares.

(16) A report on Schedule 13G/A filed with the SEC on February 14, 2013 indicates that PRIMECAP Management Company had sole dispositive power for all 2,735,441 of the shares and sole power to vote 2,318,541 of the shares.

(17) A report on Schedule 13G/A filed with the SEC on February 14, 2013 indicates that Wellington Management Company, LLP ("Wellington Management"), in its capacity as investment advisor, had shared dispositive power for all 2,308,219 of the shares and shared power to vote 1,790,719 of the shares. The report indicates that all of the shares beneficially owned by Wellington Management are owned of record by the clients of Wellington Management, and that those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares.

(18) A report on Schedule 13G/A filed with the SEC on February 11, 2013 indicates that The Vanguard Group, Inc. had sole dispositive power for 2,246,188 of the shares, shared dispositive power for 49,783 of the shares and sole power to vote 50,983 of the shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 49,783 of the shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 1,200 of the shares as a result of its serving as investment manager of Australian investment offerings.

(19) A report on Schedule 13G filed with the SEC on February 11, 2013 indicates that Stowers Institute for Medical Research ("SIMR"), American Century Companies, Inc. ("ACC"), which is controlled by SIMR, and American Century Investment Management, Inc., a wholly-owned subsidiary of ACC and an investment adviser, beneficially owned and had sole dispositive power over all 1,880,299 shares and had sole power to vote 1,760,799 shares.

(20) Includes 1,495,617 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2013, of which 113,572 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 11,092 shares which have vested pursuant to grants of RSUs that will not be delivered until May 31, 2013.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Websense. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Websense with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to Websense and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all Section 16 (a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

FORWARD-LOOKING STATEMENTS

This proxy statement, including the section entitled "Compensation Discussion and Analysis" set forth below, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. These statements are based on our current expectations and involve risks and uncertainties which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding actions to be taken in the future. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements should be evaluated together with the many uncertainties that affect our business, particularly those set forth in the section on forward-looking statements and in the risk factors in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in our quarterly reports on Form 10-Q and current reports on Form 8-K as filed with the SEC.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis provides disclosure of the objectives and practices underlying the compensation programs for our CEO and our other named executive officers, collectively identified as our "named executive officers." Our named executive officers for 2012 were: our CEO, John McCormack; our Executive Vice President ("EVP"), CFO, Michael A. Newman; our EVP, Worldwide Sales, Didier Guibal; our EVP, Chief Technology Officer ("CTO"), Russ Dietz; our Vice President ("VP"), General Counsel and Corporate Secretary, Christian Waage; and our former CEO, Gene Hodges. We expect that our named executive officers for 2013 will be the same as in 2012, with the exception of Mr. Hodges who retired effective January 13, 2013.

Mr. McCormack previously served as our President and was appointed CEO and a member of the Board in January 2013 in connection with the retirement of Mr. Hodges. Mr. Newman was promoted to EVP, CFO of Websense in April 2012 and previously served as Senior Vice President ("SVP"), General Counsel, Chief Administrative Officer and Corporate Secretary of Websense since December 2010, and as interim Chief Financial Officer since September 2011. Mr. Waage was appointed VP, General Counsel in July 2012 and Mr. Dietz was appointed EVP, CTO in November 2012.

Opportunity for Stockholder Feedback

The Compensation Committee carefully considers feedback from our stockholders concerning our executive compensation program. The advisory vote on the compensation of our named executive officers gives stockholders an opportunity to express their views on our executive compensation program.

This Compensation Discussion and Analysis contains information that is relevant to your advisory vote relating to the compensation of the named executive officers (See "Proposal 3 - Non-Binding Stockholder Advisory Vote on Executive Compensation") so you should review this section in conjunction with making a decision on the non-advisory vote.

Role of the Compensation Committee

The Compensation Committee oversees the development and administration of our compensation and benefits policies and programs and is charged with, among other things: (1) determining the cash and non-cash compensation of our named executive officers, (2) evaluating the performance of our named executive officers and (3) exercising the authority of the Board with respect to the administration of our stock-based and other incentive compensation plans. The Compensation Committee makes all compensation decisions for our named executive officers, and reviews compensation decisions made by our CEO and our other executive officers for our non-executive officers. The Compensation Committee, along with the Board, evaluates the performance of the CEO on an annual basis.

The Board or the Compensation Committee must grant all equity awards to Section 16 Officers. For non-executive employees, the Compensation Committee has established guidelines for equity awards to new employees and for promotions based upon salary grades within Websense. Commencing in early 2009, the Compensation Committee decided to grant RSUs primarily instead of stock options to non-executive employees. RSUs are generally granted once per quarter for employees commencing employment or being promoted during the prior three months. It has been the policy of the Board that stock option awards are granted on the last business day of the month in which the employee commenced employment or was promoted, or on the same date as the quarterly RSU grants are made, and have an exercise price equal to the closing price of our common stock on the date of grant. Our policy of granting equity awards at pre-set times is designed to reduce disparities in exercise prices caused by stock market fluctuations.

Role of Executive Officers in Compensation Decisions

The CEO and our other executive officers evaluate the performance of the various officers who directly or indirectly report to them. The CEO also evaluates the performance of our other executive officers, and then makes recommendations to the Compensation Committee with respect to annual salary adjustments and annual equity awards. The Compensation Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to any executive or non-executive officers.

The Special Stock Award Committee of our Board currently consists of our CEO, John McCormack, and our Chairman of the Board, John B. Carrington. During fiscal 2012, the Special Stock Award Committee consisted of our former CEO, Gene Hodges, and Mr. Carrington. The Special Stock Award Committee has the authority to make discretionary stock option and RSU grants under our 2009 Equity Incentive Plan (the "2009 Equity Plan") to all eligible individuals other than Section 16 Officers. The Compensation Committee reviews the grants made by the Special Stock Award Committee to ensure that grants are made consistent with the guidelines set by the Compensation Committee.

Role of the Compensation Consultant

The Compensation Committee has in the past retained FW Cook as its independent compensation consultant from time to time. The Compensation Committee again engaged FW Cook as a compensation consultant to assist with 2012 and 2013 executive compensation matters due to FW Cook's industry expertise, historical knowledge of our compensation practices and independence as further discussed below. The Compensation Committee requested that FW Cook perform an overall assessment of our senior executive compensation program, including analyses of competitive base salaries, annual cash incentives and the annualized fair value of long-term equity compensation (i.e., total direct compensation) for purposes of assisting in the design of the 2012 and 2013 compensation programs. FW Cook also reviewed our aggregate equity compensation practices, financial operating performance and total shareholder return compared to peer companies, and advised on CEO compensation practices in connection with Mr. McCormack's promotion from President to CEO. FW Cook did not provide any other services to Websense during 2012.

Our management, with the approval of the Compensation Committee, retained the services of Barney & Barney LLC as a compensation consultant to review executive compensation levels for 2012 and to assist management in evaluating and submitting to the Compensation Committee and FW Cook compensation proposals for consideration for fiscal 2013. Our management selected Barney & Barney because the firm specializes in analyzing compensation market data for mid-size companies like Websense and has expertise in compensation practices and data for the Southern California region. In addition to serving as a compensation consultant to our management in fiscal 2012, Barney & Barney and its affiliates were retained by management to provide insurance and risk management services. Any compensation-related information produced by Barney & Barney and submitted by management to the Compensation Committee is evaluated by FW Cook, and the Compensation Committee takes into account that Barney & Barney provides executive compensation-related services to management when it reviews such information.

The Compensation Committee analyzed whether the work of FW Cook and Barney & Barney as compensation consultants has raised any conflict of interest, taking into consideration the following factors: (i) the provision of other services to Websense by each of the compensation consultants; (ii) the amount of fees from Websense paid to each of the compensation consultants as a percentage of the firm's total revenue; (iii) the policies and procedures of each of the compensation consultants that are designed to prevent conflicts of interest; (iv) any business or personal relationship of either compensation consultant or the individual compensation advisors employed by each firm with an executive officer of Websense; (v) any business or personal relationship of the individual compensation advisors with any member of the Compensation Committee; and (vi) any stock of Websense owned by either compensation consultant or the individual compensation advisors employed by each firm. The Compensation Committee concluded, based on its analysis of the above factors, that the work of FW Cook, Barney & Barney and the individual compensation advisors employed by each firm as compensation consultants to Websense has not created any conflict of interest.

Peer Group and Consultants Used to Assess 2012 Executive Compensation

For fiscal 2012, management engaged Barney & Barney to conduct an overall assessment of our executives' total direct compensation, which included a review of base salaries, annual incentives, total cash compensation, and the annualized fair value of long-term equity compensation for 2012. As part of its assessment, Barney & Barney compared our programs and the compensation of our executive officers to the programs and compensation levels of comparable officers of peer group companies selected by Barney & Barney. The peer companies consisted of 21 technology companies and were selected after taking into account business scope, market capitalization, headcount and other financial metrics. The peer companies are listed below and include business software and services firms, including certain like-sized security software competitors (the "2012 Peer Group").

ACI Worldwide	Fortinet	Riverbed
Advent Software	Informatica	Rovi
ANSYS	JDA Software Group	Sonus Networks
Ariba	Manhattan Associates	SuccessFactors
Blackbaud	NetScout Systems	Tekelec
Blackboard	Pegasystems	
Blue Coat Systems	Progress Software	
CommVault Systems	RealNetworks	

Management presented to the Compensation Committee the assessment completed by Barney & Barney to the Compensation Committee along with management's executive compensation proposal for 2012. The Compensation Committee instructed FW Cook to review the study performed by Barney & Barney, including the selection of the 2012 Peer Group, the 2012 compensation program proposed by management, and to provide an independent evaluation of our executive compensation program. Based on the analysis and recommendation of FW Cook, the Compensation Committee determined that the companies comprising the 2012 Peer Group were appropriately selected.

As described below, the Compensation Committee used the results of this review as well as other data provided by FW Cook to assess base salary, the annual cash incentive plans and the long-term equity-based incentive plans for our executive officers in 2012. The Compensation Committee did not use data from FW Cook or Barney & Barney for benchmarking of any compensation in 2012.

Peer Group and Consultants Used to Assess 2013 Executive Compensation

For fiscal 2013, our management, with the approval of the Compensation Committee, continued to retain the services of Barney & Barney LLC to review executive compensation levels for 2012 and to assist management in evaluating and designing compensation proposals for 2013. As part of the review, Barney & Barney updated the 2012 Peer Group. Changes in the companies comprising the new peer group from the 2012 Peer Group were primarily due to companies either being acquired and/or factors that we used for peer group selection changing materially for us or for a prior peer group company (e.g., significant changes in market capitalization or head count, etc.). This revised peer group consisted of 21 technology companies as listed below (the "2013 Peer Group").

ACI Worldwide	JDA Software Group	RealPage
Active Network	LeapFrog	Riverbed
Advent Software	Manhattan Associates	Rovi
Blackbaud	NetScout Systems	Sonus Networks
CommVault Systems	NetSuite	Tyler Technologies
DealerTrack	Pegasystems	
Fortinet	Progress Software	
Informatica	RealNetworks	

For fiscal 2013, the Compensation Committee again retained the services of FW Cook to perform an overall assessment of our executive total direct compensation and to independently review the market data, including the 2013 Peer Group, and proposals of Barney & Barney and management. Based on the analysis and recommendation of FW Cook, the Compensation Committee determined that the companies comprising the 2013 Peer Group were appropriately selected.

The Compensation Committee used the findings and recommendations of FW Cook to assess all elements of executive compensation for 2013, but did not use any data for compensation benchmarking purposes.

Executive Compensation Components

The compensation program for our CEO and other named executive officers consists principally of base salary, annual cash incentive compensation, long-term compensation in the form of equity awards, and severance/termination protection ("Total Compensation"). The allocation between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing annual cash incentives to reward annual performance against specific Websense goals and providing long-term compensation to maximize the creation of long-term value for us and our stockholders. The Compensation Committee has not established a formula for allocating Total Compensation among base compensation, annual cash incentive compensation and long-term equity-based compensation. Instead, the Compensation Committee reviews each element of the compensation program, as described in more detail below, and makes annual decisions with respect to each element of compensation. It then reviews the aggregate compensation resulting from those decisions to determine whether the resulting Total Compensation package is consistent with the Compensation Committee's compensation policies, weighted toward performance-based compensation and competitiveness.

Base Salary

We intend to provide a regular source of income to our named executive officers through base salaries. Base salary levels for our CEO and other named executive officers reflect the experience, skills, knowledge and responsibilities required of each officer. The Compensation Committee considers base salary and variable compensation separately, as well as part of Total Compensation. For newly hired officers, the Compensation Committee considers the compensation of the individual at his or her prior employer, the compensation of comparable officers at publicly traded technology companies of comparable size, the compensation of recently hired software officers in corresponding positions in California and competitive hiring factors.

The Compensation Committee reviews each officer's salary once a year and may adjust each officer's salary to reflect promotions or changes in level of responsibility, performance-based factors, as well as competitive conditions. The Compensation Committee does not apply specific formulas to determine increases. Generally, salaries for our officers are adjusted effective in March or April of each year.

In establishing the 2012 base salaries, the Compensation Committee took into account a number of factors, including the recommendations of our CEO (except as to his own compensation), the executive's seniority, position, level of responsibility and contribution to Websense over the prior twelve months, pay levels for similar positions within the 2012 Peer Group, compensation survey data from the Radford Global Technology Compensation Survey, and recommendations of FW Cook. In January 2012, the Compensation Committee made base salary adjustments, effective April 1, 2012, for several of our named executive officers. The Compensation Committee increased the base salaries for Messrs. McCormack, Newman, Guibal and Hodges by three percent to reflect an inflationary and cost-of-living adjustment. Mr. Newman's base salary was subsequently further increased from $371,300 to $382,600, effective upon his promotion to EVP, CFO on April 18, 2012.

The 2012 base salaries for our named executive officers were as follows:

Name	Base Salary 2012	Base Salary 2011	Increase Over 2011 Base Salary
John McCormack, CEO	$424,400	$412,000	3%
Michael A. Newman, EVP, CFO	$382,600 (1)	$360,500 (2)	6%
Didier Guibal, EVP, Worldwide Sales	$323,600	$314,200	3%
Russ Dietz, EVP, CTO	$325,000	—	—
Christian Waage, VP, General Counsel and Corporate Secretary	$300,000	—	—
Gene Hodges, former CEO	$590,900	$573,700	3%

(1) Mr. Newman's base salary was increased from $371,300 to $382,600, effective April 18, 2012, the date he was promoted to EVP, CFO.

(2) Mr. Newman's base salary was increased from $330,600 to $360,500 effective September 7, 2011, the date he began serving as our interim CFO, in addition to fulfilling his other responsibilities.

For 2013, the Compensation Committee increased the base salaries for Messrs. Newman, Guibal and Waage by three percent to reflect an inflationary and cost-of-living adjustment. These salary increases were effective as of April 1, 2013. Mr. McCormack's base salary for 2013 was increased to $525,000 effective January 13, 2013, the date he was promoted from President to CEO of Websense. Mr. Dietz did not receive an adjustment to his current base salary as he was appointed EVP, CTO of Websense in November 2012.

Annual Cash Incentive Compensation

Our cash incentive plans are intended to provide a direct financial incentive in the form of cash bonuses based on the achievement of specifically defined performance goals. In establishing our annual cash incentive programs, the Compensation Committee has used objectives based on corporate billings and non-GAAP operating income. Under our subscription model, billings is the best indicator of sales activity in the current period, and non-GAAP operating income (which excludes acquisition related expenses, share-based compensation expenses and certain other non-recurring items) is a good measure of our overall financial performance in the current period. Billings represent the amount of subscription contracts, OEM royalties and appliance sales billed to customers during the applicable period. Any excess of billings booked in a period compared with revenue recognized in that same period results in an increase in deferred revenue at the end of the period compared with the beginning of the period. Using billings (net of distributor marketing payments, channel rebates and adjustments to the allowance for doubtful accounts) to measure our financial performance provides a consistent basis for understanding our sales activities each period. Similarly, we believe non-GAAP operating income provides us with a better ability to evaluate the performance of our business in the current period because it excludes certain non-cash expenses and non-recurring items. For example, we believe that the exclusion of share-based compensation from operating income provides a better indication of our operating results because of varying available valuation methodologies, subjective assumptions and the variety of equity award types. A reconciliation of these non-GAAP financial measures is provided in Appendix B to this proxy statement.

In January 2012, the Compensation Committee approved the terms of the 2012 Management Bonus Program applicable to our CEO, our President, and our non-sales executive officers (the "SVPs"). In April 2012, the 2012 Management Bonus Program was amended by the Compensation Committee (as amended, the "2012 Management Bonus Program"), in connection with Mr. Newman's promotion to EVP, CFO, to indicate that the target bonus amount for a non-sales EVP is 75% of base salary paid in 2012. In July 2012, the Compensation Committee approved the 2012 General Counsel Bonus Program applicable to our VP, General Counsel in connection with the appointment of Mr. Waage. The terms of the 2012 General Counsel Bonus Program are identical to the 2012 Management Bonus Program, except for the target bonus amount applicable to the VP, General Counsel. Accordingly, any reference to the "2012 Management Bonus Program" shall also mean and include the 2012 General Counsel Bonus Program. The Compensation Committee also approved the terms of the 2012 Executive Vice President of Worldwide Sales Bonus Program (the "2012 EVP Sales Bonus Program," and together with the 2012 Management Bonus Program, the "2012 Bonus Programs") applicable to our EVP of Worldwide Sales (the "Sales EVP") in January 2012. Cash awards granted under the 2012 Bonus Programs are granted under our 2009 Equity Plan.

Management Bonus Programs

Under the 2012 Management Bonus Program, our CEO was eligible for a target bonus amount equal to 100% of his base salary paid during 2012, our President and CFO were eligible for target bonus amounts equal to 75% of their respective base salaries paid during 2012, our SVPs were eligible for target bonus amounts equal to 50% of their respective base salaries paid during 2012, and our VP, General Counsel was eligible for a target bonus amount equal to 30% of his base salary paid during 2012 (collectively, the "Management Target Bonuses"). The actual amounts of the Management Target Bonuses earned were based on our achievement of certain performance goals established by the Compensation Committee near the beginning of the fiscal year and communicated in writing to each participant. The performance goals related to (i) annual billings and (ii) annual non-GAAP operating income. Sixty percent of each Management Target Bonus was earned if we met our annual billings goal while the other 40% was earned if we met our annual non-GAAP operating income goal. The two performance goals were measured independently and achievement of over 80% of a performance goal was required for any payment of the portion of a Management Target Bonus that was based on achievement of that goal. The Management Target Bonuses were prorated for goal achievement between 80% - 110% of the annual billings goal or annual non-GAAP operating income goal on a straight line interpolation, and no additional payments were made for any achievement in excess of 110%. At 90% goal achievement, each individual would earn 50% of the target payment for that goal, and at 110% or more, each individual would earn 150% of the target payment for that goal.

Under the 2012 Management Bonus Program, the annual billings objective for 2012 was $393.6 million. The annual non-GAAP operating income objective for 2012 was $77.7 million. We achieved 93.88% of our billings objective and 89.88% of our non-GAAP operating income objective. Accordingly, the billings performance objective was paid at 69.40% of the target while the non-GAAP operating income performance objective was paid at 49.40% of the target for a blended payment of 61.40% of the target bonus amounts for Messrs. McCormack, Newman, Waage and Hodges. Mr. Dietz did not participate in the 2012 Management Bonus Program as he joined Websense in November 2012.

The following table provides the target bonus amounts under the 2012 Management Bonus Program for each named executive officer, along with the respective percentage achievement level and the actual amount paid for 2012.

Name	Target Bonus Payment	% of Target Bonus Payment Achieved	Bonus Amount Paid(1)
John McCormack, CEO(2)	$ 315,796	61.40%	$ 193,899
Michael A. Newman, EVP, CFO(3)	$ 252,686	61.40%	$ 155,149
Russ Dietz, EVP, CTO(4)	—	—	—
Christian Waage, VP, General Counsel and Corporate Secretary(5)	$ 41,538	61.40%	$ 25,505
Gene Hodges, former CEO	$ 586,272	61.40%	$ 359,971

(1) Each bonus amount is calculated using the actual base salary paid to a named executive officer during 2012 as opposed to using the highest base salary rate in effect during 2012.

(2) Mr. McCormack served as our President during 2012 and his target bonus is calculated based on 75% of base salary paid.

(3) Mr. Newman was promoted from SVP to EVP in April 2012. This promotion increased his target bonus amount from 50% to 75% of base salary paid in 2012, and his overall bonus was prorated accordingly.

(4) Mr. Dietz did not participate in the 2012 Management Bonus Program since he joined Websense in November 2012.

(5) Mr. Waage joined Websense in July 2012 and his bonus amount is calculated based on salary paid from July 2012 through December 2012.

For 2013, the Compensation Committee approved the terms of the 2013 Management Bonus Program which are the same as the terms of the 2012 Management Bonus Program, except that (i) billings and non-GAAP operating income objectives were revised to be consistent with the 2013 operating budget approved by the Board in January 2013 and (ii) all non-sales EVPs, including our CTO, will be eligible for target bonus amounts equal to 75% of their respective base salaries paid during 2013. The Compensation Committee generally sets the billings and non-GAAP operating income objectives based on our operating plan and then-current expectation for our public annual guidance so that management has a direct cash incentive to perform to expectations. The Compensation Committee maintained the performance targets and ranges for achievement from those used in the 2012 Management Bonus Program after a thorough review of the achievement of the performance objectives for 2012, and the Compensation Committee determined that the objectives are designed to adequately manage performance risk of the executives and drive stock appreciation and long-term profitable growth through annual billings and expense controls.

EVP Sales Bonus Programs

Under the 2012 EVP Sales Bonus Program, our Sales EVP was eligible for a target bonus amount equal to 100% of his base salary applicable for each fiscal quarter during 2012 (the "Sales EVP Target Bonuses"). The actual amounts of the Sales EVP Target Bonuses earned were based on our achievement of certain performance goals established by the Compensation Committee near the beginning of the fiscal year and communicated in writing to our Sales EVP. The performance goals are related to (i) quarterly billings and (ii) quarterly non-GAAP operating income. Seventy percent of each Sales EVP Target Bonus was earned if we met our applicable quarterly billings goal and 30% of each Sales EVP Target Bonus was earned if we met our applicable quarterly non-GAAP operating income goal. The two performance goals were measured independently and achievement of over 80% of a performance goal was required for any payment of the portion of the Sales EVP Target Bonus that was based on achievement of that goal. The Sales EVP Target Bonuses were prorated for goal achievement between 80% - 110% (and in the case of the billings goal, achievement above 110%) of a quarterly goal on a straight line interpolation. At 90% goal achievement, the Sales EVP would earn 50% of the target payment, and at 110% or more, the Sales EVP would earn 150% of the target payment for that goal, except that an amount in excess of 150% of the target payment for the billings goal would be paid for achievement of the billings goal above 110%. In no event, however, could the aggregate amount of the Sales EVP Target Bonuses in the fiscal year exceed $5,000,000, as provided in the 2009 Equity Plan. No additional payments were made for achievement of the quarterly non-GAAP operating income goals in excess of 110%. The 2012 EVP Sales Bonus Program more closely aligns compensation to billings performance compared to the 2012 Management Bonus Program because our Sales EVP, Mr. Guibal, is primarily responsible for billings performance due to his role as our head of sales. Additionally, the Compensation Committee decided that Mr. Guibal should be eligible to earn bonuses on a quarterly basis rather than on an annual basis because a higher portion of Mr. Guibal's total cash compensation consists of performance-based compensation than for any of our other named executive officers (except for our CEO) and to incentivize Mr. Guibal to help Websense achieve consistent billings performance throughout the year.

The following table provides the quarterly billings and non-GAAP operating income objectives along with the respective percentage achievement and the actual bonus amounts paid to Mr. Guibal, under the 2012 EVP Sales Bonus Program.

	Billings Objective (in millions)	% of Billings Objective Met	Non-GAAP Operating Income Objective (in millions)	% of Non-GAAP Operating Income Objective Met	% of Sales EVP Target Bonus Payment	Bonus Amounts Paid (in thousands)
First Quarter	$ 80.3	100.38%	$ 16.4	108.43%	116.33%	$ 91,362
Second Quarter	$ 92.0	92.79%	$ 18.5	101.25%	76.64%	$ 62,002
Third Quarter	$ 91.8	88.80%	$ 22.2	90.40%	46.40%	$ 37,537
Fourth Quarter	$ 129.5	94.23%	$ 20.6	63.40%	49.81%	$ 40,292
Total Amount Paid						$ 231,193

For 2013, the Compensation Committee approved the terms of the 2013 EVP Sales Bonus Program which are the same as the terms of the 2012 EVP Sales Bonus Program, except that billings and non-GAAP operating income objectives were revised to be consistent with the 2013 operating budget approved by the Board in January 2013.

Signing Bonus

In connection with Mr. Dietz's appointment as EVP, CTO of Websense in November 2012, the Compensation Committee approved a signing bonus in the amount of $75,000 to help offset bonuses foregone at his previous employer as a result of joining Websense. The bonus was not paid under the 2012 Management Bonus Program.

Long-Term Incentive Compensation

Our named executive officers receive an annual equity award as a long-term incentive as described further below. In addition to these annual awards, named executive officers may receive equity awards upon their hiring or during the year in recognition of a promotion or other significant achievement. All equity awards granted to our named executive officers are issued under the 2009 Equity Plan or were issued in the past under the predecessor Amended and Restated 2000 Stock Incentive Plan. The 2009 Equity Plan provides for the grant of incentive and nonqualified stock options, RSUs and rights to purchase stock to our employees, directors and consultants. To date, only nonqualified stock options and RSUs have been granted under the 2009 Equity Plan or the predecessor plan.

The Compensation Committee believes that by providing persons who have substantial responsibility for our management and growth with an opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more closely aligned. The stock awards enable the named executive officers and other employees to participate in the long-term appreciation of our stockholder value, while personally feeling the impact of any business setbacks, whether Websense-specific or industry-based. Furthermore, the award assists with retention of our executive officers because the awards vest over time subject to continued employment.

Named executive officers are typically granted new stock awards during the first half of the year following the completion of annual performance evaluations and in connection with promotions or upon hiring. From 2009 to 2011, the Compensation Committee made equity refresh grants for officers and employees primarily in the form of RSUs in order to reduce the dilutive effect of stock options and respond to competitive market conditions. However, in February 2012, the Compensation Committee also decided to grant nonqualified stock option awards to executive officers in addition to time-based and performance-based RSU ("Performance RSU") awards to increase the alignment of the total refresh award for each executive officer with the performance of our stock. The mix of stock option awards coupled with time-based and Performance RSUs helps ensure that our executive officers' interests are aligned with those of our stockholders both in terms of operational performance and the long-term performance of our stock price. Our time-based RSU awards usually have vesting periods of four years and our Performance RSU awards usually have vesting periods of three years. Our stock options usually have seven year terms and have vesting periods of four years.

Annual Refresh Equity Awards

In February 2012, as part of its normal annual review of equity awards, the Compensation Committee made refresh grants of RSU and nonqualified stock option awards to our named executive officers. Each refresh equity award was comprised as follows: 50% nonqualified stock options, 25% time-based RSUs, and 25% Performance RSUs (assuming performance at targeted levels). To achieve the desired balance among the equity awards, the shares underlying each time-based RSU and each Performance RSU were considered to be equivalent to three shares exercisable pursuant to nonqualified stock options, based in part on valuation assessments from FW Cook and in part on the Compensation Committee's historic granting practices of equity awards. In making these refresh grants, the Compensation Committee considered information by FW Cook, data relating to the number and value of shares awarded by executive position by companies identified in the 2012 Peer Group, the number of shares available for grant under the 2009 Equity Plan, and the performance of our officers. The Compensation Committee utilized this information to assess whether our annual refresh equity awards were generally consistent with awards made by 2012 Peer Group companies. The information provides the Compensation Committee with a general understanding of current compensation practices, however, the Compensation Committee did not use this data to benchmark equity awards made to our named executive officers.

The nonqualified stock options vest over four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting in equal monthly installments and, once vested, are exercisable for up to seven years from the date of grant. The stock options have an exercise price equal to the closing market price of our common stock on the date of grant.

The following table provides the amount of stock options granted to each named executive officer in February 2012.

Name	Number of Shares Underlying Stock Options (#)
John McCormack, CEO	120,000
Michael A. Newman, EVP, CFO	67,500
Didier Guibal, EVP, Worldwide Sales	60,000
Russ Dietz, EVP, CTO(1)	—
Christian Waage, VP, General Counsel and Corporate Secretary(1)	—
Gene Hodges, former CEO	157,500

(1) Employment commenced after February 2012. See the section entitled "New Hire and Promotion Equity Awards" below for stock options granted to Mr. Dietz and Mr. Waage upon commencement of employment.

The Compensation Committee also granted two kinds of RSUs to each named executive officer: time-based RSUs and Performance RSUs. The time-based RSUs accounted for 25% of each named executive officer's total refresh award and vest over four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting in equal installments semi-annually thereafter. The Performance RSUs were intended to incentivize our named executive officers to meet our 2012 annual billings goal and the target number of Performance RSUs accounts for 25% of the total annual refresh grant. The maximum number of Performance RSUs may account for more than 25% of the annual refresh grant in the event Websense exceeded its annual billings target. The Compensation Committee used the billings goal because it believes that billings growth has significant impact on both short and long-term stockholder value, and expects billings growth to drive future revenue growth. In addition, because foreign currency exchange rate fluctuations can have a significant positive or negative impact on billings that is independent of the relative success of our sales activities in the year, achievement of the billings goal for purposes of the Performance RSUs was to be determined on a basis that was neutral with respect to foreign currency exchange rates. Determining our billings performance in this manner ensured that our named executive officers were not rewarded by positive fluctuations, nor were disadvantaged by negative fluctuations, in currency exchange rates. The Compensation Committee determined that this component of the performance measurement was appropriate for the Performance RSUs, but not for the 2012 and 2013 Management Bonus Programs, because the 2012 and 2013 Management Bonus Programs have a non-GAAP operating income performance objective, where currency fluctuations effect both expenses and revenues, providing a natural hedge against the impact of currency exchange rate fluctuations on our billings performance.

Achievement of over 80% of the billings goal was required for the vesting of any portion of the Performance RSUs. The Performance RSUs that become eligible for vesting are prorated for goal achievement between 80% - 100% and from 100% - 105% of the billings goal. At 90% achievement of the billings goal, 50% of the target Performance RSUs become eligible for time-based vesting, and at 105% achievement, 150% of the target number of Performance RSUs become eligible for time-based vesting. If the performance requirement is satisfied and the executive officer is continuously employed through the vesting date, 50% of the adjusted Performance RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015. If 80% or less of the billings requirement was satisfied, then the Performance RSUs would never vest and would terminate. The billings goal for 2012 was $393.6 million. We achieved 93.63% of our billings objective, as adjusted for foreign currency exchange rate fluctuations. Accordingly, 68.15% of the target Performance RSUs became eligible for time-based vesting for each named executive officer.

The following table provides the amount of time-based RSUs granted to each named executive officer in February 2012.

Name	Number of Shares Underlying Time-Based RSUs (#)
John McCormack, CEO	20,000
Michael A. Newman, EVP, CFO	11,250
Didier Guibal, EVP, Worldwide Sales	10,000
Russ Dietz, EVP, CTO(1)	—
Christian Waage, VP, General Counsel and Corporate Secretary(1)	—
Gene Hodges, former CEO	26,250

(1) Employment commenced after February 2012 and no time-based RSUs were granted to the executive officer during 2012.

The following table provides the target amount of Performance RSUs granted to each named executive officer in 2012, along with the respective percentage achievement and the actual number of shares eligible for time-based vesting.

Name	Target Amount of Performance RSUs Granted	% of Billings Goal Met	Performance RSUs Eligible for Vesting(1)
John McCormack, CEO	20,000	93.63%	13,630
Michael A. Newman, EVP, CFO	11,250	93.63%	7,666
Didier Guibal, EVP, Worldwide Sales	10,000	93.63%	6,815
Russ Dietz, EVP, CTO(2)	—	—	—
Christian Waage, VP, General Counsel and Corporate Secretary(2)	—	—	—
Gene Hodges, former CEO	26,250	93.63%	17,889

(1) 50% of Performance RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015.

(2) Employment commenced after February 2012 and no Performance RSUs were granted to the executive officer during 2012.

In the first quarter of 2013, the Compensation Committee again made refresh grants of RSU and nonqualified stock option awards to our named executive officers. Each refresh equity award continued to be comprised as follows: 50% nonqualified stock options, 25% time-based RSUs, and 25% Performance RSUs (assuming performance at targeted levels). The awards also contained the same vesting terms and performance provisions as the 2012 refresh equity awards. To achieve the desired balance among the equity awards, the shares underlying each time-based RSU and each Performance RSU were considered to be equivalent to three shares exercisable pursuant to nonqualified stock options.

Promotion and New Hire Equity Awards

In connection with Mr. Newman's promotion from Senior Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary, to EVP, CFO, effective April 18, 2012, the Compensation Committee granted Mr. Newman a nonqualified stock option to purchase up to 50,000 shares of our common stock on April 30, 2012, subject to the standard stock option terms and conditions described above. In addition, Mr. Newman was granted an RSU award for 50,000 shares of our common stock on May 10, 2012. The shares subject to the RSU award will vest over four years, with 25% of the total shares vesting on the first anniversary of the date of grant and the remainder vesting in equal installments semi-annually thereafter.

Upon hiring Mr. Waage as VP, General Counsel and Corporate Secretary, effective July 11, 2012, the Compensation Committee granted Mr. Waage a nonqualified stock option to purchase up to 75,000 shares of our common stock on July 31, 2012, subject to the standard stock option terms and conditions described above.

Upon hiring Mr. Dietz as EVP, CTO, effective November 26, 2012, the Compensation Committee granted Mr. Dietz a nonqualified stock option to purchase up to 225,000 shares of our common stock on November 30, 2012, subject to the standard stock option terms and conditions described above. Mr. Dietz was also granted an RSU award for 10,000 shares of our common stock on February 10, 2013. The shares subject to the RSU award will vest over two years, with 50% of the total shares vesting on the first anniversary of the date of grant and the remaining shares vesting on the second anniversary of the date of grant. These equity awards were granted pursuant to Mr. Dietz's employment agreement, and Mr. Dietz did not receive any additional 2013 annual equity refresh awards because his employment commenced in November 2012.

In connection with Mr. McCormack's promotion from President to CEO effective January 13, 2013, the Compensation Committee granted Mr. McCormack a nonqualified stock option to purchase up to 100,000 shares of our common stock on January 31, 2013, subject to the standard stock option terms and conditions described above. In addition, Mr. McCormack was granted an RSU award for 34,000 shares of our common stock on February 10, 2013. The shares subject to the RSU award will vest over four years, with 25% of the total shares vesting on the first anniversary of the date of grant and the remainder vesting in equal installments semi-annually thereafter. These equity awards are in addition to his 2013 annual equity refresh awards.

Severance/Termination Protection

In connection with certain corporate transactions or a change in control of Websense, our equity awards are subject to accelerated vesting under certain circumstances. We have also entered into an employment agreement with our CEO that provides for severance compensation to be paid if he is terminated under certain conditions, such as a change in control of Websense or a termination without cause, each as is defined in the agreement. The severance compensation payable under this employment agreement is deducted from any benefits payable to our CEO under the Severance Plan described below so that there is no duplication of benefits.

We have an Officer Change in Control Severance Benefit Plan (the "Severance Plan") with individual participation agreements for officers under the Severance Plan. The Compensation Committee put the Severance Plan in place in order to best align our compensation program with our peer companies by providing an incentive to eligible officers to continue to grow our overall business and support potential strategic transactions. Eligible participants under the Severance Plan are officers of Websense or our affiliates who are notified of their eligibility and executed a Participation Agreement (the "Participants"). The Participants include all of our current executive officers as well as other officers.

Under the Severance Plan, Participants are entitled to receive severance benefits if the Participant's employment with us is involuntarily terminated without Cause (as defined in the Severance Plan) or the Participant voluntarily resigns with Good Reason, as defined in each individual's Participation Agreement, during the period beginning two months prior to a specified Change in Control (as defined in the Severance Plan) and ending 18 months following a Change in Control (the "Coverage Period"). Certain Participants, including certain of our current executive officers, are also eligible for severance benefits in the event the Participant is involuntarily terminated without Cause or resigns for Good Reason outside the Coverage Period. The Compensation Committee chose a payment structure which requires termination of employment during a Coverage Period in order to best align with similar peer plans and to encourage officer motivation in working for a newly controlled company and to increase stockholder value.

Information regarding applicable payments under the Severance Plan and/or an employment agreement for our current executive officers is provided under the heading "Potential Payments Upon Termination or Change in Control" below.

Perquisites and Other Personal Benefits

We provide officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with the overall compensation program in order to attract and retain key employees. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to officers.

We pay premiums for group-term life insurance and make matching contributions under our 401(k) plan. In 2011, our Board determined that gross-up payments for taxes associated with travel related to our President's Club (as described in the Summary Compensation Table below) or similar items will no longer be permitted.

Other Considerations

The Compensation Committee considers the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, in determining appropriate levels and make-up of executive compensation. Section 162(m) generally disallows a tax deduction for publicly held corporations for individual compensation exceeding $1 million in any tax year for the CEO and the other named executive officers, other than compensation that is performance-based under a plan that is approved by our stockholders and that meets certain other technical requirements. Our 2012 and 2013 Management Bonus Programs and 2012 and 2013 EVP Sales Bonus Programs are established under the 2009 Equity Plan, which is a stockholder-approved plan. The Compensation Committee has determined that it will not necessarily seek to limit executive compensation to only deductible compensation under Section 162(m) because the deductibility of some types of compensation may impose requirements that limit our flexibility in granting or changing executive compensation. Further, deductibility can also depend upon the timing of an executive officer's vesting or exercise of previously granted rights, and we believe that it is important to consider all factors when developing our compensation packages to attract, retain and reward executives to maximize the return to stockholders, rather than to focus solely on tax deductibility.

"Say on Pay" Advisory Vote

The Compensation Committee also considered the results of the annual advisory "Say on Pay" proposal voted on at the 2012 Annual Meeting of Stockholders in arriving at its decisions with respect to executive compensation for 2013. Over 86% of the votes cast by our stockholders approved the compensation of our named executive officers, as disclosed in our 2012 proxy statement. The Compensation Committee believes that this result affirms stockholders' support of Websense's approach to executive compensation and, therefore, no substantial changes to our executive compensation program were implemented for 2013.

Summary Compensation

The following table shows for the annual periods ended December 31, 2012, 2011 and 2010, information concerning compensation awarded to, paid to, or earned by, the named executive officers listed below.

Summary Compensation Table for Fiscal 2012, 2011 and 2010

Name and Principal Position	Year	Salary (1)	Bonus	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
John McCormack,..... CEO(5)	2012	$421,062	—	$ 695,800	$ 682,800	$ 193,899	$ 11,165	$2,004,726
	2011	$408,816	—	$1,054,500	—	$ 239,979	$ 1,242	$1,704,537
	2010	$395,673	—	$1,349,532	—	$ 145,885	$ 8,344	$1,899,434
Michael A. Newman, EVP, CFO(6)	2012	$385,454	—	$1,337,888	$ 694,460	$ 155,149	$ 4,384	$2,577,335
	2011	$337,275	$40,000	$ 590,520	—	$ 131,989	$ 4,215	$1,103,999
	2010	$318,404	—	$ 497,196	—	$ 78,264	$ 4,215	$ 898,079
Didier Guibal,........... EVP, Worldwide Sales(7)	2012	$321,056	—	$ 347,900	$ 341,400	$ 231,193	$ 14,140	$1,255,689
	2011	$311,721	—	$ 674,880	—	$ 253,758	$ 13,075	$1,253,434
	2010	$300,673	—	$ 248,598	—	$ 169,040	$ 11,570	$ 729,881
Russ Dietz,............... EVP, CTO(8)	2012	$ 25,000	$75,000	—	$ 826,290	—	$ 62	$ 926,352
Christian Waage,....... VP, General Counsel and Corporate Secretary(9)	2012	$138,462	—	—	$ 323,648	$ 25,505	$ 1,499	$ 489,114
Gene Hodges,........... former CEO(10)	2012	$586,272	—	$ 913,238	$ 896,175	$ 359,971	$ 20,556	$2,776,212
	2011	$569,276	—	$2,109,000	—	$ 445,561	$ 7,239	$3,131,076
	2010	$557,000	—	$1,710,591	—	$ 273,821	$ 13,932	$2,555,344

(1) These amounts reflect the base salaries earned by our named executive officers during the fiscal years 2012, 2011 and 2010, as applicable. Generally, salaries for our officers are adjusted effective in March or April of each year. In accordance with SEC rules, the compensation described in this column does not include various health and welfare or other benefits received by our named executive officers that are available generally to all of our regular, full-time employees, as well as certain perquisites and other personal benefits received by our named executive officers that, in the aggregate, were less than $10,000 for any officer. Amounts earned but deferred at the election of our named executive officer pursuant to our 401(k) plan are included in the "Salary" column.

(2) Amounts calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Compensation - Stock Compensation," except that such amounts exclude the effect of estimated forfeitures related to service-based vesting conditions. See Note 9 of the consolidated financial statements in our Annual Report for the year ended December 31, 2012 regarding assumptions underlying valuation of equity awards. For Performance RSUs, the grant date fair value included in the calculation was based on the probable outcome of the performance conditions, determined at the grant date.

For 2012, the maximum number of shares attainable under Performance RSUs was 150% of the target number of Performance RSUs granted to each named executive officer. Assuming the highest level of achievement of the performance conditions, the maximum fair value of the Performance RSUs for 2012 would have been: Mr. McCormack — $521,850, Mr. Newman — $293,541, Mr. Guibal — $260,925 and Mr. Hodges— $684,928. The actual number of shares awarded and subject to time-based vesting was 68.15% of the target number of Performance RSUs granted.

For 2011, the maximum number of shares attainable under Performance RSUs was 150% of the target number of Performance RSUs granted to each named executive officer. Assuming the highest level of achievement of the performance conditions, the maximum fair value of the Performance RSUs for 2011 would have been: Mr. McCormack — $790,875, Mr. Newman — $442,890, Mr. Guibal — $506,160 and Mr. Hodges — $1,581,750. The actual number of shares awarded and subject to time-based vesting was 82.16% of the target number of Performance RSUs granted.

For 2010, the maximum number of shares attainable under Performance RSUs was also 150% of the target number of Performance RSUs granted to each named executive officer. Assuming the highest level of achievement of the performance conditions, the maximum fair value of the Performance RSUs for 2010 would have been: Mr. McCormack — $1,012,149, Mr. Newman — $372,897, Mr. Guibal — $186,449 and Mr. Hodges — $1,282,943. No shares ultimately became eligible for time-based vesting because the threshold performance-based vesting requirements were not satisfied.

(3) These amounts reflect the bonuses earned by our named executive officers under our respective bonus plans for 2012, 2011 and 2010.

(4) All Other Compensation in 2010 may include tax gross-up payments related to travel expenses for some of our named executive officers. Similar tax gross-up payments were not made in 2011 or 2012 to any named executive officer and Websense's Board has determined that such payments shall no longer be permitted.

(5) Stock Awards in 2012 for Mr. McCormack include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 93.63% of the performance goal was met, and accordingly, 31.85%, or $110,806, of the target number of RSUs did not vest and were terminated as of December 31, 2012. All Other Compensation for 2012 represents Websense-paid premiums of $1,242 for group-term life insurance and travel expenses of $9,923 related to Websense's President's Club that rewards and convenes Websense's top sales personnel from the prior year. Stock Awards in 2011 for Mr. McCormack include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 96.43% of the performance goal was met, and accordingly, 17.84%, or $94,061, of the target number of RSUs did not vest and were terminated as of December 31, 2011. All Other Compensation for 2011 represents Websense-paid premiums of $1,242 for group-term life insurance. Stock Awards in 2010 include $674,766 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents Websense-paid premiums of $1,242 for group-term life insurance, travel of $4,754 related to Websense's President's Club, and gross-up payments of $2,348 for his personal taxes related to the President's Club travel.

(6) Stock Awards in 2012 for Mr. Newman include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 93.63% of the performance goal was met, and accordingly, 31.85%, or $62,344, of the target number of RSUs did not vest and were terminated as of December 31, 2012. All Other Compensation for 2012 represents 401(k) employer matching contributions of $3,750 and Websense-paid premiums of $634 for group-term life insurance. Bonus in 2011 represents the cash amount awarded by the Compensation Committee in its discretion for Mr. Newman's service as interim CFO during 2011 in addition to his regular corporate duties as General Counsel and Chief Administrative Officer. Stock Awards in 2011 include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 96.43% of the performance goal was met, and accordingly, 17.84%, or $52,683, of the target number of RSUs did not vest and were terminated as of December 31, 2011. All Other Compensation for 2011 represents 401(k) employer matching contributions of $3,675 and Websense-paid premiums of $540 for group-term life insurance. Stock Awards in 2010 include $248,598 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents 401(k) employer matching contributions of $3,675, and Websense-paid premiums of $540 for group-term life insurance.

(7) Stock Awards in 2012 for Mr. Guibal include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 93.63% of the performance goal was met, and accordingly, 31.85%, or $55,403, of the target number of RSUs did not vest and were terminated as of December 31, 2012. All Other Compensation for 2012 represents 401(k) employer matching contributions of $1,967, Websense-paid premiums of $1,242 for group-term life insurance and travel of $10,931 related to Websense's President's Club that rewards and convenes Websense's top sales personnel from the prior year. Stock Awards in 2011 for Mr. Guibal include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 96.43% of the performance goal was met, and accordingly, 17.84%, or $60,191, of the target number of RSUs did not vest and were terminated as of December 31, 2011. All Other Compensation for 2011 represents 401(k) employer matching contributions of $1,414, Websense-paid premiums of $810 for group-term life insurance, travel of $10,672 related to Websense's President's Club and an award received at a Websense event valued at $179. Stock Awards in 2010 include $124,299 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents 401(k) employer matching contributions of $3,156, Websense-paid premiums of $841 for group-term life insurance, travel of $5,070 related to Websense's President's Club, and gross-up payments of $2,503 for his personal taxes related to the President's Club travel.

(8) Mr. Dietz joined Websense as EVP, CTO on November 26, 2012. Bonus represents a guaranteed signing bonus of $75,000 per the terms of Mr. Dietz's employment agreement. All Other Compensation for 2012 represents Websense-paid premiums of $62 for group-term life insurance.

(9) Mr. Waage joined Websense as VP, General Counsel and Corporate Secretary on July 11, 2012. All Other Compensation for 2012 represents 401(k) employer matching contributions of $1,125 and Websense-paid premiums of $374 for group-term life insurance.

(10) Mr. Hodges retired as CEO of Websense effective January 13, 2013. Stock Awards in 2012 for Mr. Hodges include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 93.63% of the performance goal was met, and accordingly, 31.85%, or $145,440, of the target number of RSUs did not vest and were terminated as of December 31, 2012. All Other Compensation for 2012 represents 401(k) employer matching contributions of $3,886, Websense-paid premiums of $3,564 for group-term life insurance and travel expenses of $13,106 related to Websense's President's Club that rewards and convenes Websense's top sales personnel from the prior year.. Stock Awards in 2011 for Mr. Hodges include RSUs with performance-based vesting requirements that were ultimately not satisfied as only 96.43% of the performance goal was met, and accordingly, 17.84%, or $188,123, of the target number of RSUs did not vest and were terminated as of December 31, 2011. All Other Compensation for 2011 represents 401(k) employer matching contributions of $3,675 and Websense-paid premiums of $3,564 for group-term life insurance. Stock Awards in 2010 include $855,296 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2010. All Other Compensation for 2010 represents 401(k) employer matching contributions of $3,675, Websense-paid premiums of $2,322 for group-term life insurance, travel of $5,312 related to Websense's President's Club, and gross-up payments of $2,623 for his personal taxes related to the President's Club travel.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to non-equity incentive plan awards, stock options and RSUs granted during or for the fiscal year ended December 31, 2012 to each of our named executive officers listed in the Summary Compensation Table above.

Grants of Plan-Based Awards in Fiscal 2012

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)				Estimated Possible Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (6)	All Other Option Awards: Number of Securities Underlying Options (#) (6)	Exercise or Base Price of Option Awards ($/Sh) (7)	Grant Date Fair Value of Stock and Option Awards (8)
Name	Threshold (3)	Target (4)	Maximum (5)	Grant Date	Threshold	Target	Maximum				
John McCormack, ...	—	—	—	2/10/12	1,000	20,000	30,000	—	—	—	$ 347,900
CEO	—	—	—	2/10/12	—	—	—	20,000	—	—	$ 347,900
	—	—	—	2/10/12	—	—	—	—	120,000	$ 17.405	$ 682,800
	$ 6,316	$ 315,796	$ 473,694	—	—	—	—	—	—	—	—
Michael A. Newman, .	—	—	—	2/10/12	562	11,250	16,875	—	—	—	$ 195,694
EVP, CFO(9)	—	—	—	2/10/12	—	—	—	11,250	—	—	$ 195,694
	—	—	—	2/10/12	—	—	—	—	67,500	$ 17.405	$ 384,075
	—	—	—	4/30/12	—	—	—	—	50,000	$ 20.740	$ 310,385
	—	—	—	5/10/12	—	—	—	50,000	—	—	$ 946,500
	$ 5,054	$ 252,686	$ 379,029	—	—	—	—	—	—	—	—
Didier Guibal, ...	—	—	—	2/10/12	500	10,000	15,000	—	—	—	$ 173,950
EVP, Worldwide Sales	—	—	—	2/10/12	—	—	—	10,000	—	—	$ 173,950
	—	—	—	2/10/12	—	—	—	—	60,000	$ 17.405	$ 341,400
	$ 1,178	$ 321,237	$ 5,000,000	—	—	—	—	—	—	—	—
Russ Dietz, ...	—	—	—	11/30/12	—	—	—	—	225,000	$ 13.960	$ 826,290
EVP, CTO(10)	—	—	—	—	—	—	—	—	—	—	—
Christian Waage, ...	—	—	—	7/31/12	—	—	—	—	75,000	$ 15.010	$ 323,648
VP, General Counsel and Corporate Secretary(11)	$ 831	$ 41,538	$ 62,308	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—
Gene Hodges, ...	—	—	—	2/10/12	1,312	26,250	39,375	—	—	—	$ 456,619
former CEO(12)	—	—	—	2/10/12	—	—	—	26,250	—	—	$ 456,619
	—	—	—	2/10/12	—	—	—	—	157,500	$ 17.405	$ 896,175
	$ 11,725	$ 586,272	$ 879,408	—	—	—	—	—	—	—	—

(1) Represents the hypothetical payments possible under our named executive officers' respective non-equity bonus plans as described in "Annual Cash Incentive Compensation" above. The amounts actually paid to our named executive officers for 2012 are set forth above in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation."

(2) All of our named executive officers except for Messrs. Dietz and Waage were granted RSUs with performance-based vesting. Achievement of over 80% of the performance billings goal was required for the vesting of any portion of the RSUs. The Threshold amount is based upon 81% achievement of the billings goal and, under this scenario, 5% of the target amount of RSUs would become eligible for time-based vesting. The Target amount is based upon 100% achievement of the billings goal and, under this scenario, 100% of the target amount of RSUs would become eligible for time-based vesting. The Maximum amount is based upon 105% achievement of the billings goal and, under this scenario, 150% of the target amount of RSUs would become eligible for time-based vesting. The Compensation Committee determined on January 22, 2013 that 93.63% of the performance goal was satisfied, and accordingly, 68.15% of the target number of RSUs became eligible for time-based vesting. All RSUs with performance-based vesting were granted under the 2009 Equity Plan.

(3) The Threshold payment is based upon 0% achievement of the aggregate billings goal and 81% achievement of the non-GAAP operating income goal. Under this scenario, our named executive officers, except for Messrs. Guibal and Dietz, would earn 2% of their respective target payment. Since 70% of Mr. Guibal's target bonus is based upon achievement of the quarterly billings objectives and 30% of the target bonus is based upon achievement of the quarterly non-GAAP operating income objectives, assuming 81% achievement of the non-GAAP operating income goal only occurred in one quarter, Mr. Guibal would earn 0.4% of his target payment. Mr. Dietz did not participate in any non-equity bonus plans in 2012 as his employment commenced on November 26, 2012.

(4) The Target payment is set as a percentage of the named executive officer's salary as discussed under the heading "Annual Cash Incentive Compensation" above.

(5) The Maximum payment is based upon our 110% or greater achievement of the aggregate billings and non-GAAP operating income goals, upon which our named executive officers would earn 150% of their respective target payment. However, at 110% or more, our EVP of Worldwide Sales would earn 150% of the target payment for that goal, except that an amount in excess of 150% of the target payment for the billings goal would be paid for achievement of the billings goal above 110%. In no event, however, could the aggregate amount of the target payment in the fiscal year exceed $5,000,000, as provided in the 2009 Equity Plan.

(6) All awards reflected in this column were granted under the 2009 Equity Plan.

(7) The exercise price for all option awards was equal to the closing market price of our common stock on the grant date as reported on the NASDAQ Global Select Market.

(8) Amounts calculated in accordance with FASB ASC Topic 718, "Compensation - Stock Compensation," except that such amounts exclude the effect of estimated forfeitures related to service-based vesting conditions. See Note 9 of the consolidated financial statements in our Annual Report for the year ended December 31, 2012 regarding assumptions underlying valuation of equity awards. The grant date fair value of RSUs with performance-based vesting is calculated based on 100% of the target number of RSUs granted to each named executive officer.

(9) In connection with Mr. Newman's promotion from Senior Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary, to EVP, CFO, effective April 18, 2012, the Compensation Committee granted Mr. Newman a nonqualified stock option to purchase up to 50,000 shares of our common stock on April 30, 2012, subject to the standard stock option terms and conditions. In addition, Mr. Newman was granted an RSU award for 50,000 shares of our common stock on May 10, 2012. The shares subject to the RSU award will vest over four years, with 25% of the total shares vesting on the first anniversary of the date of grant and the remainder vesting in equal installments semi-annually thereafter.

(10) Mr. Dietz joined Websense as EVP, CTO on November 26, 2012 and did not participate in any non-equity bonus plans in 2012. Per the terms of his employment agreement, Mr. Dietz was granted a nonqualified stock option to purchase up to 225,000 shares of our common stock on November 30, 2012, subject to the standard stock option terms and conditions.

(11) Mr. Waage joined Websense as VP, General Counsel and Corporate Secretary on July 11, 2012. Per the terms of his employment agreement, Mr. Waage was granted a nonqualified stock option to purchase up to 75,000 shares of our common stock on July 31, 2012, subject to the standard stock option terms and conditions.

(12) Mr. Hodges retired as CEO of Websense effective January 13, 2013. In connection with his retirement, Mr. Hodges entered into a retirement and consulting agreement under which he will provide consulting services to Websense beginning January 14, 2013 through February 28, 2014. Mr. Hodges' unvested stock options and RSU awards, including Performance RSUs, will continue to vest during the consulting period in accordance with the 2009 Equity Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to the value of all outstanding equity awards at December 31, 2012 for the named executive officers.

Outstanding Equity Awards at December 31, 2012

	Outstanding Equity Awards at Fiscal Year End(1)					
	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
John McCormack, ...	200,000	—	$ 18.380	7/17/13	86,370 (3)	$ 1,298,141
CEO	40,000	—	$ 23.930	5/1/14		
	50,000	—	$ 18.740	5/7/15		
	137,500	12,500 (4)	$ 17.830	4/30/16		
	—	120,000 (4)	$ 17.405	2/10/19		
Michael A. Newman,................	30,000	—	$ 21.770	6/15/13	96,393 (5)	$ 1,448,787
EVP, CFO	26,000	—	$ 23.930	5/1/14		
	30,000	—	$ 19.095	7/30/14		
	50,000	—	$ 20.500	1/31/15		
	40,000	—	$ 18.740	5/7/15		
	—	67,500 (4)	$ 17.405	2/10/19		
	—	50,000 (4)	$ 20.740	4/30/19		
Didier Guibal,...........................	85,416	14,584 (4)	$ 14.800	7/31/16	54,824 (6)	$ 824,005
EVP, Worldwide Sales	—	60,000 (4)	$ 17.405	2/10/19		
Russ Dietz, ...	—	225,000 (4)	$ 13.960	11/30/19	—	—
EVP, CTO						
Christian Waage	—	75,000 (4)	$ 15.010	7/31/19	—	—
VP, General Counsel and Corporate Secretary						
Gene Hodges, ...	600,000	—	$ 32.240	1/9/13	145,225 (8)	$ 2,182,732
former CEO(7)	200,000	—	$ 23.930	5/1/14		
	200,000	—	$ 18.740	5/7/15		
	200,000	—	$ 32.240	1/9/16		
	200,000	—	$ 32.240	1/9/16		
	195,833	4,167 (9)	$ 32.240	1/9/16		
	—	157,500 (4)	$ 17.405	2/10/19		

(1) Information regarding potential acceleration of certain equity awards for the named executive officers is provided under the heading "Potential Payments Upon Termination or Change in Control" below.

(2) Computed by multiplying (i) the number of vested shares underlying an RSU by (ii) $15.04, the closing market price of our common stock on December 31, 2012, less $0.01 to account for the par value per share of our common stock due upon issuance which is paid by Websense.

(3) Represents (i) 20,540 RSUs granted on February 10, 2011 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs vested on February 10, 2013 and the remaining 50% will vest on February 10, 2014, (ii) 13,630 RSUs granted on February 10, 2012 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015 and (iii) 52,200 RSUs subject to time-based vesting requirements pursuant to which 25% of the shares subject to each award vest on the first anniversary of the date of grant and the remainder vest in equal installments semi-annually thereafter.

(4) 25% of the shares subject to the option vested one year from the date of grant, and the remaining 1/48th of the total shares subject to the option vest monthly thereafter until fully vested.

(5) Represents (i) 11,502 RSUs granted on February 10, 2011 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs vested on February 10, 2013 and the remaining 50% will vest on February 10, 2014, (ii) 7,666 RSUs granted on February 10, 2012 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015 and (iii) 77,225 RSUs subject to time-based vesting requirements pursuant to which 25% of the shares subject to each award vest on the first anniversary of the date of grant and the remainder vest in equal installments semi-annually thereafter.

(6) Represents (i) 13,146 RSUs granted on February 10, 2011 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs vested on February 10, 2013 and the remaining 50% will vest on February 10, 2014, (ii) 6,815 RSUs granted on February 10, 2012 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015 and (iii) 34,863 RSUs subject to time-based vesting requirements pursuant to which 25% of the shares subject to each award vest on the first anniversary of the date of grant and the remainder vest in equal installments semi-annually thereafter.

(7) Mr. Hodges retired as CEO of Websense effective January 13, 2013. In connection with his retirement, Mr. Hodges entered into a retirement and consulting agreement under which he will provide consulting services to Websense beginning January 14, 2013 through February 28, 2014. Mr. Hodges' unvested stock options and RSU awards, including Performance RSUs, will continue to vest during the consulting period in accordance with the 2009 Equity Plan.

(8) Represents (i) 41,080 RSUs granted on February 10, 2011 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs vested on February 10, 2013 and the remaining 50% will vest on February 10, 2014, (ii) 17,889 RSUs granted on February 10, 2012 that were subject to performance-based vesting requirements which were satisfied, and accordingly, 50% of the RSUs will vest on February 10, 2014 and the remaining 50% will vest on February 10, 2015 and (iii) 86,256 RSUs subject to time-based vesting requirements pursuant to which 25% of the shares subject to each award vest on the first anniversary of the date of grant and the remainder vest in equal installments semi-annually thereafter.

(9) 25% of the shares subject to the option vested on January 9, 2010, and the remaining 1/48th of the total shares subject to the option vest monthly thereafter until fully vested.

Option Exercises and Stock Vested

The following table includes certain information with respect to the stock options exercised and common stock issued upon the vesting of RSUs during the fiscal year ended December 31, 2012 with respect to the named executive officers. No other stock awards for our named executive officers vested during the fiscal year ended December 31, 2012.

Option Exercises and Stock Vested in Fiscal 2012

	Option Awards(1)		Stock Awards(2)	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
John McCormack, CEO	—	—	25,425	$ 426,407
Michael A. Newman, EVP, CFO	—	—	13,400	$ 224,831
Didier Guibal, EVP, Worldwide Sales	—	—	20,075	$ 336,240
Russ Dietz, EVP, CTO	—	—	—	—
Christian Waage, VP, General Counsel and Corporate Secretary	—	—	—	—
Gene Hodges, former CEO	—	—	54,588	$ 915,069

(1) No named executive officer exercised stock options during 2012.

(2) The dollar amounts shown in the column entitled "Value Realized on Vesting" for stock awards are determined by multiplying (i) the number of vested shares underlying an RSU by (ii) the per-share closing price of our common stock on the day immediately prior to the vesting date, less $0.01 to account for the par value per share of our common stock due upon issuance which is paid by Websense.

Pension Benefits

We do not provide pension arrangements or post-retirement health coverage for our U.S. officers or employees. Our CEO, officers and other U.S. employees are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we will contribute to each participant a matching contribution equal to 25% of the first 6% of the participant's compensation that has been contributed to the plan. The maximum matching contribution for 2012 was $3,750. Except for Messrs. McCormack and Dietz, all of our named executive officers participated in our 401(k) plan during fiscal 2012 and received matching contributions.

Nonqualified Deferred Compensation

We do not provide any nonqualified defined contribution or other deferred compensation plans to our named executive officers.

Potential Payments Upon Termination or Change in Control

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not-for-cause termination, termination following a change in control and in the event of disability or death of the executive is shown below. Although Mr. Hodges retired as CEO of Websense effective January 13, 2013, we have provided information below regarding the amount of compensation that would have been payable to him upon voluntary or involuntary not-for-cause termination as of December 31, 2012.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment. These amounts can include:

- non-equity incentive compensation earned during the fiscal year;
- vested amounts contributed to our 401(k) Plan; and
- unused vacation pay.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading "Payments Made Upon Termination" above, the named executive officer will receive benefits under our disability plan or payments under Websense's life insurance plan, as appropriate.

Potential Severance Payments Under Employment Arrangements

The amount of compensation payable to each named executive officer upon voluntary or involuntary not-for-cause termination is shown below. The amounts shown assume that such termination was effective as of December 31, 2012, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Websense.

Gene Hodges. In January 2006, we entered into an employment agreement with our former CEO, Gene Hodges, reporting to the Board, with employment continuing "at will" until either party gives notice of termination. Pursuant to his employment agreement, if Mr. Hodges's employment was terminated without cause or if Mr. Hodges terminated his employment with us for good reason, Mr. Hodges would have been entitled to: (i) a separation payment in the form of his annual base salary and annual target bonus in effect as of the date of such termination or resignation paid in twelve (12) equal monthly installments, less standard deductions and withholdings; (ii) continued payment of health insurance premiums paid on his behalf by us until he and his covered dependents obtained alternative health insurance coverage, up to a maximum of twelve (12) months; (iii) acceleration of the vesting of his stock options granted in connection with the employment agreement that are otherwise unvested at the time of such termination or resignation such that he would be vested with respect to the same number of shares as if he had remained continuously employed by us for a period of twelve (12) months following the date of such termination or resignation; and (iv) acceleration of the vesting of 100% of his RSUs granted in connection with the employment agreement. Cause and good reason were defined in Mr. Hodges's employment agreement.

Had a termination of Mr. Hodges's employment either without cause or for good reason occurred on December 31, 2012 without a corporate change in control event, Mr. Hodges would have been eligible to receive the payments set forth in the columns under the heading "Upon Termination without Cause or upon Resignation for Good Reason" in the table below.

	Upon Termination without Cause or upon Resignation for Good Reason				
Name	**Salary**	**Bonus**	**Benefits**	**Equity Awards**	**Total**
Gene Hodges, CEO(1)(2)	$ 590,900	$ 586,272	$ 24,442	—	$ 1,201,614

(1) Salary and Bonus are paid in twelve (12) equal monthly installments, less standard deductions and withholdings.

(2) The RSUs granted in connection with Mr. Hodges' employment agreement were fully vested as of January 2010. Unvested stock options held by Mr. Hodges which have an exercise price that exceed the closing price of our stock as of December 31, 2012 are excluded from the table.

Mr. Hodges retired from his position as CEO and as a member of the Board effective January 13, 2013. We entered into a retirement and consulting agreement with Mr. Hodges, dated as of January 10, 2013, under which Mr. Hodges agreed to provide consulting services to Websense beginning January 14, 2013 through February 28, 2014, unless earlier terminated by us for Cause (as defined in the retirement and consulting agreement). Pursuant to the retirement and consulting agreement, Mr. Hodges is entitled to receive the following benefits: (i) a monthly consulting fee of $5,000 and (ii) expense reimbursement for reasonable and appropriate expenses incurred in connection with performing services under the consulting arrangement. Mr. Hodges' unvested stock options and RSUs, including Performance RSUs, will continue to vest during the consulting period in accordance with the 2009 Equity Plan.

John McCormack. In connection with Mr. McCormack's promotion from President to CEO effective January 13, 2013, we entered into an employment agreement with Mr. McCormack, dated as of January 10, 2013, detailing the terms of his employment as CEO. The employment agreement is for at-will employment without a set term and supersedes all prior employment agreements, including the employment agreement dated July 5, 2006 between us and Mr. McCormack. Pursuant to his new employment agreement, if Mr. McCormack's employment is terminated without cause or if Mr. McCormack terminates his employment with us for good reason, Mr. McCormack is entitled to: (i) severance pay in the form of his annual base salary and annual target bonus in effect as of the date of such termination or resignation paid in twelve (12) equal monthly installments, less standard deductions and withholdings and (ii) continued payment of the health insurance premium paid on his behalf by us until he and his covered dependents obtain alternative health insurance coverage, up to a maximum of twelve (12) months.

Mr. McCormack will continue to participate in the Severance Plan and the severance benefits provided under the employment agreement are in lieu of, and not in addition to, the severance benefits provided under the Severance Plan. Had a termination of Mr. McCormack's employment occurred, either without cause or for good reason, on December 31, 2012 without a corporate change in control event, Mr. McCormack would have been eligible to receive $212,200, consisting of six months of his base salary paid in one lump sum, less standard deductions and withholdings, pursuant to the Severance Plan.

Other Named Executive Officers. Each of our named executive officers is employed "at will." Under the Severance Plan and pursuant to individual participation agreements entered into by each executive officer thereunder, if we terminate Messrs. Newman's, Guibal's or Dietz's employment other than for cause, the terminated executive officer is entitled to receive, as severance, six months of continuation of his base salary paid in one lump sum, less standard deductions and withholdings.

Had a termination of Messrs. Newman's, Guibal's or Dietz's employment occurred, either without cause or for good reason, on December 31, 2012 without a corporate change in control event, Mr. Newman would have been eligible to receive $191,300, Mr. Guibal would have been eligible to receive $161,800, and Mr. Dietz would have been eligible to receive $162,500. Mr. Waage is not eligible for severance benefits without a corporate change in control event pursuant to the terms of his participation agreement under the Severance Plan.

Potential Severance Payments Related to a Change in Control

The amount of compensation payable to each named executive officer following a change in control and subsequent termination is shown below. The amounts shown assume that such termination was effective as of December 31, 2012, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Websense.

Under the Severance Plan, Participants are entitled to receive severance benefits if the Participant's employment with Websense is involuntarily terminated without Cause (as defined in the Severance Plan) or the Participant voluntarily resigns with Good Reason, as defined in each individual's Participation Agreement ("Covered Termination"), during the period beginning two months prior to a specified Change in Control (as defined in the Severance Plan) and ending 18 months following a Change in Control (the "Coverage Period"). Certain Participants are also eligible for severance benefits in the event the Participant is involuntarily terminated without Cause or resigns for Good Reason outside the Coverage Period.

Certain of the Participants are parties to employment agreements or certain statutory protections of the laws of their respective country. These employment agreements or statutory protections will remain in effect without amendment. To the extent the severance benefits in a Participant's individual employment agreement or statutory protection is greater than those provided under the Severance Plan and Participation Agreement, then the Participant will be entitled to receive, without duplication, the greater severance benefits under the Participant's employment agreement or statutory protection, as well as any additional benefits provided under the Severance Plan not otherwise available to the Participant. None of our named executive officers have employment agreements which provide severance benefits greater than those provided under the Severance Plan and Participation Agreement under a change in control. In order to receive benefits under the Severance Plan, the Participant must meet certain criteria set forth in the individual's Participant Agreement, including the execution of a general waiver and release. A Participant's right to benefits terminates if the Participant violates any material proprietary information, non-disparagement, confidentiality or non-solicitation obligation.

We have provided different severance benefits to three tiers of officers as set forth in individual Participation Agreements. All of our named executive officers with the exception of Mr. Waage have entered into "Tier 1" Participation Agreements ("Tier 1 Participants"). Mr. Waage has entered into a "Tier 2" Participation Agreement ("Tier 2 Participants"). The severance benefits for Tier 1 Participants and Tier 2 Participants under the Severance Plan are set forth below.

Tier 1 Participants. Tier 1 Participants are entitled to the following benefits in the event of a Covered Termination during the Coverage Period: (i) a lump sum payment equal to 24 months of the Tier 1 Participant's base salary in effect immediately prior to the Covered Termination; (ii) a lump sum additional amount equal to the greatest of (a) the average of the last three annual bonuses paid to the Tier 1 Participant, (b) the last annual bonus paid to the Tier 1 Participant, (c) the average of the last three annual bonuses paid prior to the Change in Control to the Tier 1 Participant, (d) the last annual bonus paid prior to the Change in Control to the Tier 1 Participant, or (e) the last annual target bonus for the Tier 1 Participant; (iii) the full acceleration of vesting on all equity awards and a 12 month extension of the Tier 1 Participant's option exercise period; and (iv) the payment of COBRA premiums until the earliest of (x) 18 months from employment termination, (y) the expiration of continued coverage under COBRA for the Tier 1 Participant or (z) the date the Tier 1 Participant is eligible for coverage from a subsequent employer. In addition, if the amounts payable to the Tier 1 Participant under the Severance Plan and Participation Agreement or any other arrangement in connection with a Change in Control exceed the safe harbor for parachute payments by 10% or more under federal tax law, the Tier 1 Participant would be entitled to an additional "gross-up" payment for the payment of all of the excise taxes payable on these benefits as well as income and employment taxes imposed on the excise taxes and gross-up payments. If the amounts payable to the Tier 1 Participant are less than 10% in excess of the safe harbor for parachute payments, then the amounts payable to the Tier 1 Participant would be reduced by an amount necessary to qualify the payments for the safe harbor and no gross-up payment would be made. In the event of a Covered Termination outside of the Coverage Period, the Tier 1 Participant will be entitled to a cash severance payment equal to six months of the Tier 1 Participant's base salary, and none of the other benefits described in this paragraph.

Tier 2 Participants. In the event of a Covered Termination during the Coverage Period, Tier 2 Participants are entitled to a lump sum payment equal to 12 months of the Tier 2 Participant's base salary in effect immediately prior to the Covered Termination, the full acceleration of vesting on all equity awards, and a 12 month extension of the Tier 2 Participant's option exercise period. Tier 2 Participants are not entitled to additional gross-up payments related to excise taxes payable on these benefits or severance payments for termination of employment outside of the Coverage Period.

The following illustrates the severance benefits that would be payable under the Severance Plan and individual Participation Agreements to the named executive officers if a Change in Control and Covered Termination were to occur as of December 31, 2012:

Name	Cash Payment(1)	Additional Payment (2)	COBRA(3)	Value of Equity Acceleration (4)	Gross-Up Payment(5)	Total
John McCormack, CEO	$ 848,800	$ 315,796	$ 36,663	$ 1,298,141	$ 1,095,712	$ 3,595,112
Michael Newman, EVP, CFO	$ 765,200	$ 252,686	$ 29,923	$ 1,448,787	$ 1,159,747	$ 3,656,343
Didier Guibal, EVP, Worldwide Sales	$ 647,200	$ 321,237	—	$ 827,505	—	$ 1,795,942
Russ Dietz, EVP, CTO	$ 650,000	—	$ 36,663	$ 243,000	—	$ 929,663
Christian Waage, VP, General Counsel and Corporate Secretary	$ 300,000	—	—	$ 2,250	—	$ 302,250
Gene Hodges, former CEO	$ 1,181,800	$ 586,272	$ 36,663	$ 2,182,732	—	$ 3,987,467

(1) Represents 24 months of additional salary based on the salary in effect as of December 31, 2012 for Messrs. McCormack, Newman, Guibal, Dietz and Hodges. Represents 12 months of additional salary based on the salary in effect as of December 31, 2012 for Mr. Waage.

(2) The Additional Payment represents the last annual target bonus for Tier 1 Participants. Mr. Dietz did not participate in the 2012 Management Bonus Program and did not receive an annual bonus as he joined Websense in November 2012.

(3) Estimated amount of premiums for continued coverage under Websense's group health plans for eighteen months for Tier 1 Participants. Mr. Guibal declines health plan coverage from Websense.

(4) The amount listed in the column represents the fair market value of those shares subject to stock options and RSUs with accelerated vesting on December 31, 2012, calculated based on a closing price of $15.04 of Websense's common stock on December 31, 2012. Unvested stock options which have an exercise price that exceed the closing price as of December 31, 2012 are excluded from the total amounts.

(5) Assumes the change in control benefits equal the total benefits in the chart based upon the underlying assumptions noted in footnotes (1) through (4) above and that change in control occurred as of December 31, 2012. Only Tier 1 Participants are eligible for gross-up payments related to excise taxes payable on severance benefits.

COMPENSATION OF DIRECTORS

The Compensation Committee recommends Board compensation programs for non-employee directors, committee chairpersons, and committee members, consistent with Websense's Corporate Governance Guidelines and any applicable requirements of the listing standards for independent directors, including consideration of cash and equity components of such compensation. It is the general policy of the Board that compensation for its members should be a mix of cash and equity-based compensation. Directors who are also Websense officers or employees receive no additional compensation for serving as directors.

For 2011, the Compensation Committee retained the services of FW Cook to review and provide a report on the existing director compensation program, which included a comparison of director compensation at similarly-situated companies. After reviewing the results of the report, the Compensation Committee and the Board determined to not make any changes to director compensation. For 2012, director compensation again remained unchanged as determined by the Compensation Committee and the Board. Our non-employee directors each received a $30,000 annual cash retainer in 2012, paid quarterly, and reimbursement for their reasonable expenses incurred in attending meetings of the Board and its committees. Board and committee chairs, the Lead Independent Director, and Audit Committee members, received an additional cash retainer as follows:

	Additional Annual Retainer
Chairman	$ 25,000
Audit Committee Chair	$ 15,000
Compensation Committee Chair	$ 10,000
Nominating and Corporate Governance Committee Chair	$ 7,000
Lead Independent Director	$ 7,500
Audit Committee Member	$ 5,000

In addition, members of our Board received meeting fees as follows:

	Additional Annual Retainer
Participation in a physical Board meeting	$ 3,000
Participating in a physical committee meeting	$ 1,000
Participation in any telephonic meeting	$ 1,000

Each of our non-employee directors receive stock option grants and RSUs pursuant to the terms of our non-discretionary grant program under the 2009 Equity Plan. On the date of each annual meeting of stockholders, each non-employee director receives a nonqualified stock option to purchase 11,000 shares of common stock and an RSU award covering $40,000 of common stock, with the number of shares of common stock underlying the RSU award equal to the quotient of $40,000 divided by the closing price of our common stock on the date of the annual award (the "annual award"). For 2012, each director received an annual award of 2,152 RSUs on May 31, 2012, the date of the annual meeting of stockholders for 2012. The shares subject to both the option and the RSUs shall vest, and any repurchase right, shall lapse, in a series of twelve successive equal monthly installments upon the individual's completion of each month of service as a Board member measured from the annual award date. Websense's Board compensation program will remain the same in 2013.

Any non-employee director who is appointed to fill a vacancy on the Board on a date other than the date of the annual meeting of stockholders, will receive a non-discretionary initial nonqualified stock option grant, with the number of shares of common stock for the annual award prorated based upon the number of days that have lapsed since the date of the most recent annual meeting of stockholders and the first day of the new director's service on the Board. The non-discretionary initial RSU award will be prorated on the same basis using the number of shares underlying the last annual RSU award made to non-employee directors. The initial option grant and initial RSU award will vest monthly over the period from the calendar month after the date the new director commenced service on the Board through the 12-month anniversary of the prior year's annual meeting of stockholders. The initial option grant and initial RSU award for a new director will be made on the last trading day of the calendar month in which the director commenced service on the Board.

The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of the common stock subject to the option on the date of grant. RSU awards will be granted pursuant to RSU agreements, and any required tax withholding can be deducted from the vested shares of common stock to be delivered under the RSU agreements. Shares that vest under each RSU award will be distributed to the participant on the earlier of twelve months after the award date or the date of separation of service from the Board.

In connection with Mr. Boesenberg's appointment to the Board in January 2013, the Compensation Committee approved a discretionary nonqualified stock option to purchase up to 100,000 shares of our common stock. The shares subject to the nonqualified stock option vest over four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting in equal monthly installments and, once vested, are exercisable for up to seven years from the date of grant. The shares subject to the stock option have an exercise price equal to the closing market price of our common stock on the date of grant.

The following table provides information for compensation in the fiscal year ended December 31, 2012 for non-employee directors who served in such capacity during fiscal 2012.

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Stock Awards(2)	Total
John B. Carrington	$ 84,000	$ 61,173	$ 39,963	$ 185,136
Bruce T. Coleman	$ 90,917	$ 61,173	$ 39,963	$ 192,053
John F. Schaefer	$ 102,750	$ 61,173	$ 39,963	$ 203,886
Mark S. St.Clare	$ 79,750	$ 61,173	$ 39,963	$ 180,886
Gary E. Sutton	$ 95,917	$ 61,173	$ 39,963	$ 197,053
Peter C. Waller	$ 77,167	$ 61,173	$ 39,963	$ 178,303

(1) Includes all meeting attendance fees and any cash retainer earned or paid in the fiscal year ended December 31, 2012.

(2) Amounts calculated in accordance with FASB ASC Topic 718, "Compensation - Stock Compensation." See Note 9 of the consolidated financial statements in our Annual Report for the year ended December 31, 2012 regarding assumptions underlying valuation of equity awards.

TRANSACTIONS WITH RELATED PERSONS

RELATED-PERSON TRANSACTIONS POLICY AND PROCEDURES

We have a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Websense and any "related person" are participants involving an amount that exceeds $50,000. Transactions involving compensation for services provided to Websense as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of Websense, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Websense of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers and directors. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee looks at, in light of known circumstances, whether the transaction is in, or is not consistent with, the best interests of Websense and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

CERTAIN RELATED-PERSON TRANSACTIONS

Equity grants to our directors are described under the caption "Compensation of Directors."

We have entered into indemnification agreements with each of our directors and officers. These agreements require Websense, among other things, to indemnify each director or officer against certain expenses, including attorneys' fees, judgments, fines and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer. These agreements also require Websense to advance expenses incurred by the individual in connection with any proceeding against him or her with respect to which such individual may be entitled to indemnification by Websense.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of annual meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Websense stockholders will be "householding" our proxy materials. A single set of annual meeting materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate set of annual meeting materials, please notify your broker or Websense. Direct your written request to Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121, Attention: Corporate Secretary, or call 877-273-7379. Stockholders who currently receive multiple copies of the annual meeting materials at their addresses and would like to request "householding" of their communications should contact their brokers.

ANNUAL REPORT

A copy of the Annual Report of Websense for the 2012 fiscal year has been mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the annual meeting. The Annual Report is not incorporated into this proxy statement and is not considered proxy solicitation material.

FORM 10-K

We filed an Annual Report on Form 10-K with the Securities and Exchange Commission on February 20, 2013. We will mail without charge to stockholders, upon written request, a copy of the Form 10-K, including the financial statements, schedule and list of exhibits. Requests should be sent to Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121, Attention: Corporate Secretary.

By Order of the Board of Directors



Christian Waage
Corporate Secretary

Dated: April 26, 2013

APPENDIX A

WEBSENSE, INC.

2000 EMPLOYEE STOCK PURCHASE PLAN

As Amended by the Board July 22, 2009
As Amended by the Board January 25, 2011
As Amended and Restated by the Board January 22, 2013
As Approved by the stockholders _______, 2013

I. PURPOSE OF THE PLAN

This Employee Stock Purchase Plan is intended to promote the interests of Websense, Inc., a Delaware corporation, by providing eligible employees with the opportunity to acquire a proprietary interest in the Corporation through participation in a payroll deduction-based employee stock purchase plan designed to qualify under Section 423 of the Code.

Capitalized terms herein shall have the meanings assigned to such terms in the attached Appendix.

II. ADMINISTRATION OF THE PLAN

The Plan Administrator shall have full authority to interpret and construe any provision of the Plan and to adopt such rules and regulations for administering the Plan as it may deem necessary in order to comply with the requirements of Code Section 423. Decisions of the Plan Administrator shall be final and binding on all parties having an interest in the Plan.

III. STOCK SUBJECT TO PLAN

A. The stock purchasable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares of Common Stock purchased on the open market. The number of shares of Common Stock reserved for issuance under the Plan is 6,925,905, which consists of (i) 500,000 shares initially authorized upon adoption of the Plan by the Board on February 11, 2000, (ii) an aggregate of 4,425,905 shares authorized pursuant to automatic annual increases beginning on January 1, 2001 and ending January 1, 2010, and (iii) 2,000,000 shares authorized by the Board as of January 22, 2013. If any purchase right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such purchase right will again become available for issuance under the Plan.

B. Should any change be made to the Common Stock by reason of any merger, consolidation, reorganization, reincorporation, stock split, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, recapitalization, combination of shares, change in corporate structure or other similar equity restructuring transaction (as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 or any successor thereto), exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made to (i) the maximum number and class of securities issuable under the Plan, (ii) the maximum number and class of securities subject to the Per Participant Purchase Date Limit described in Section VII.D. of the Plan, (iii) the maximum number and class of securities subject to the Aggregate Purchase Date Limit described in Section VII.D. of the Plan and (iv) the number and class of securities and the price per share in effect under each outstanding purchase right in order to prevent the dilution or enlargement of benefits thereunder.

IV. OFFERING PERIODS

A. Shares of Common Stock shall be offered for purchase under the Plan through a series of overlapping offering periods until such time as (i) the maximum number of shares of Common Stock available for issuance under the Plan shall have been purchased or (ii) the Plan shall have been sooner terminated.

B. Each offering period shall be of such duration (not to exceed twenty-four (24) months) as determined by the Plan Administrator prior to the start date of such offering period. The initial offering period commenced on the date the underwriting agreement for the initial public offering of Websense, Inc. was signed, and ended on the last business day in April 2002. Offering periods shall commence at semi-annual intervals on the first business day of May and November each year over the term of the Plan. Accordingly, except for the initial offering period, two (2) separate offering periods shall commence in each calendar year the Plan remains in existence.

C. Each offering period shall consist of a series of one or more successive Purchase Intervals. Purchase Intervals shall run from the first business day in May to the last business day in October each year and from the first business day in November each year to the last business day in April in the following year. However, the first Purchase Interval in effect under the initial offering period commenced at the Effective Time and terminated on the last business day in October 2000.

D. Should the Fair Market Value per share of Common Stock on any Purchase Date within an offering period be less than the Fair Market Value per share of Common Stock on the start date of that offering period, then that offering period shall automatically terminate immediately after the purchase of shares of Common Stock on such Purchase Date, and a new offering period shall commence on the next business day following such Purchase Date. The new offering period shall have a duration of twenty (24) months, unless a shorter duration is established by the Plan Administrator within five (5) business days following the start date of that offering period. All individuals participating in the terminated offering period shall automatically be transferred to the new offering period.

V. ELIGIBILITY

A. Each individual who is an Eligible Employee on the start date of any offering period under the Plan may enter that offering period on such start date.

B. To participate in the Plan for a particular offering period, the Eligible Employee must complete the enrollment forms prescribed by the Plan Administrator (including a stock purchase agreement and a payroll deduction authorization) and file such forms with the Plan Administrator (or its designate) on or before the start date of that offering period in accordance with the terms prescribed by the Plan Administrator.

VI. PAYROLL DEDUCTIONS

A. The payroll deduction authorized by the Participant for purposes of acquiring shares of Common Stock during an offering period may be any multiple of one percent (1%) of the Cash Earnings paid to the Participant during each Purchase Interval within that offering period, up to a maximum of fifteen percent (15%). The deduction rate so authorized shall continue in effect throughout the offering period, except to the extent such rate is changed in accordance with the following guidelines:

(i) The Participant may, at any time during the offering period, reduce his or her rate of payroll deduction to become effective as soon as possible after filing the appropriate form with the Plan Administrator. The Participant may not, however, effect more than one (1) such reduction per Purchase Interval. The Plan Administrator may impose a deadline before any Purchase Date for effecting such reduction.

(ii) The Participant may, prior to the commencement of any new Purchase Interval within the offering period, increase the rate of his or her payroll deduction by filing the appropriate form with the Plan Administrator. The new rate (which may not exceed the fifteen percent (15%) maximum) shall become effective on the start date of the first Purchase Interval following the filing of such form. The Plan Administrator may impose a deadline before the start date of a Purchase Interval for effecting such increase.

B. Payroll deductions shall begin on the first pay day administratively feasible following the start of the offering period in which the Participant in enrolled and shall (unless sooner terminated by the Participant) continue through the pay day ending with or immediately prior to the last day of that offering period. The amounts so collected shall be credited to the Participant's book account under the Plan, but no interest shall be paid on the balance from time to time outstanding in such account. The amounts collected from the Participant shall not be required to be held in any segregated account or trust fund and may be commingled with the general assets of the Corporation and used for general corporate purposes.

C. Payroll deductions shall automatically cease upon the termination of the Participant's purchase right in accordance with the provisions of the Plan.

D. The Participant's acquisition of Common Stock under the Plan on any Purchase Date shall neither limit nor require the Participant's acquisition of Common Stock on any subsequent Purchase Date, whether within the same or a different offering period.

VII. PURCHASE RIGHTS

A. GRANT OF PURCHASE RIGHTS. A Participant shall be granted a separate purchase right for each offering period in which he or she participates. The purchase right shall be granted on the start date of the offering period and shall provide the Participant with the right to purchase shares of Common Stock, in a series of successive installments during that offering period, upon the terms set forth below. The Participant shall execute a stock purchase agreement embodying such terms and such other provisions (not inconsistent with the Plan) as the Plan Administrator may deem advisable.

Under no circumstances shall purchase rights be granted under the Plan to any Eligible Employee if such individual would, immediately after the grant, own (within the meaning of Code Section 424(d)) or hold outstanding options or other rights to purchase, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Corporation or any Corporate Affiliate.

B. EXERCISE OF THE PURCHASE RIGHT. Each purchase right shall be automatically exercised in installments on each successive Purchase Date within the offering period, and shares of Common Stock shall accordingly be purchased on behalf of each Participant on each such Purchase Date. The purchase shall be effected by applying the Participant's payroll deductions for the Purchase Interval ending on such Purchase Date to the purchase of whole shares of Common Stock at the purchase price in effect for the Participant for that Purchase Date.

C. PURCHASE PRICE. The purchase price per share at which Common Stock will be purchased on the Participant's behalf on each Purchase Date within the particular offering period in which he or she is participating shall be equal to eighty-five percent (85%) of the lower of (i) the Fair Market Value per share of Common Stock on the start date of that offering period or (ii) the Fair Market Value per share of Common Stock on that Purchase Date.

D. NUMBER OF PURCHASABLE SHARES. The number of shares of Common Stock purchasable by a Participant on each Purchase Date during the offering period shall be the number of whole shares obtained by dividing the amount collected from the Participant through payroll deductions during the Purchase Interval ending with that Purchase Date by the purchase price in effect for the Participant for that Purchase Date. However, the maximum number of shares of Common Stock purchasable per

Participant on any one Purchase Date (with respect to all offering periods in which such Participant is enrolled including such Purchase Date) shall not exceed 2,500 shares, subject to periodic adjustments in the event of certain changes in the Corporation's capitalization (the "Per Participant Purchase Date Limit"). However, the Plan Administrator shall have the discretionary authority, exercisable at any time, to increase or decrease the Per Participant Purchase Date Limit, to become effective no earlier than the next offering period beginning on or after such exercise of authority. In addition, the maximum number of shares of Common Stock purchasable in total by all Participants in the Plan on any one Purchase Date (with respect to all offering periods including such Purchase Date) shall not exceed 500,000 shares, subject to periodic adjustments in the event of certain changes in the Corporation's capitalization (the "Aggregate Purchase Date Limit"). However, the Plan Administrator shall have the discretionary authority, exercisable prior to any Purchase Date, to increase or decrease the Aggregate Purchase Date Limit, to become effective for such Purchase Date or for any Purchase Date thereafter.

E. EXCESS PAYROLL DEDUCTIONS. Any payroll deductions not applied to the purchase of shares of Common Stock on any Purchase Date because they are not sufficient to purchase a whole share of Common Stock shall be held for the purchase of Common Stock on the next Purchase Date. However, any payroll deductions not applied to the purchase of Common Stock by reason of the Per Participant Purchase Date Limit, the Aggregate Purchase Date Limit or the limitation on the number of shares issuable under the Plan shall be promptly refunded.

F. TERMINATION OF PURCHASE RIGHT. The following provisions shall govern the termination of outstanding purchase rights:

(i) A Participant may, at any time prior to the next scheduled Purchase Date in the offering period, terminate his or her outstanding purchase right by filing the appropriate form with the Plan Administrator (or its designate), and no further payroll deductions shall be collected from the Participant with respect to the terminated purchase right. The Plan Administrator may impose a deadline before any Purchase Date for effecting such termination. Any payroll deductions collected during the Purchase Interval in which such termination occurs shall, at the Participant's election, be immediately refunded or held for the purchase of shares on the next Purchase Date. If no such election is made at the time such purchase right is terminated, then the payroll deductions collected with respect to the terminated right shall be refunded as soon as possible.

(ii) The termination of such purchase right shall be irrevocable, and the Participant may not subsequently rejoin the offering period for which the terminated purchase right was granted. In order to resume participation in any subsequent offering period, such individual must re-enroll in the Plan (by making a timely filing of the prescribed enrollment forms) on or before the start date of that offering period.

(iii) Should the Participant cease to remain an Eligible Employee for any reason (including death, disability or change in status) while his or her purchase right remains outstanding, then that purchase right shall immediately terminate, and all of the Participant's payroll deductions for the Purchase Interval in which the purchase right so terminates shall be immediately refunded. However, should the Participant cease to remain in active service by reason of an approved unpaid leave of absence, then the Participant shall have the right, exercisable up until the last business day of the Purchase Interval in which such leave commences, to (a) withdraw all the payroll deductions collected to date on his or her behalf for that Purchase Interval or (b) have such funds held for the purchase of shares on his or her behalf on the next scheduled Purchase Date. In no event, however, shall any further payroll deductions be collected on the Participant's behalf during such leave. Upon the Participant's return to active service (x) within ninety (90) days following the commencement of such leave or (y) prior to the expiration of any longer period for which such Participant's right to reemployment with the Corporation is guaranteed by statute or contract, his or her payroll deductions under the Plan shall automatically resume at the rate in effect at the time the leave began, unless the Participant withdraws from the Plan prior to his or her return. An individual who returns to active employment following a leave of absence that exceeds in duration the applicable (x) or (y) time period will be treated as a new Employee for purposes of subsequent participation in the Plan and must accordingly re-enroll in the Plan (by making a timely filing of the prescribed enrollment forms) on or before the start date of any subsequent offering period in which he or she wishes to participate.

G. CHANGE IN CONTROL. Each outstanding purchase right shall automatically be exercised, immediately prior to the effective date of any Change in Control, by applying the payroll deductions of each Participant for the Purchase Interval in which such Change in Control occurs to the purchase of whole shares of Common Stock at a purchase price per share equal to eighty-five percent (85%) of the lower of (i) the Fair Market Value per share of Common Stock on the start date of the offering period in which the Participant is enrolled at the time of such Change in Control (ii) the Fair Market Value per share of Common Stock immediately prior to the effective date of such Change in Control. However, the Per Participant Purchase Date Limit shall continue to apply to any such purchase, but not the Aggregate Purchase Date Limit.

The Corporation shall use its best efforts to provide at least ten (10) days' prior written notice of the occurrence of any Change in Control, and Participants shall, following the receipt of such notice, have the right to terminate their outstanding purchase rights prior to the effective date of the Change in Control.

H. PRORATION OF PURCHASE RIGHTS. Should the total number of shares of Common Stock to be purchased pursuant to outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the Plan or exceed the Per Participant Purchase Date Limit or Aggregate Purchase Date Limit, the Plan Administrator shall make a pro-rata allocation of the available shares on a uniform and nondiscriminatory basis, and the payroll deductions of each Participant, to the extent in excess of the aggregate purchase price payable for the Common Stock pro-rated to such individual, shall be refunded.

I. ASSIGNABILITY. The purchase right shall be exercisable only by the Participant and shall not be assignable or transferable by the Participant.

J. STOCKHOLDER RIGHTS. A Participant shall have no stockholder rights with respect to the shares subject to his or her outstanding purchase right until the shares are purchased on the Participant's behalf in accordance with the provisions of the Plan and the Participant has become a holder of record of the purchased shares.

VIII. ACCRUAL LIMITATIONS

A. No Participant shall be entitled to accrue rights to acquire Common Stock pursuant to any purchase right outstanding under this Plan if and to the extent such accrual, when aggregated with (i) rights to purchase Common Stock accrued under any other purchase right granted under this Plan and (ii) similar rights accrued under other employee stock purchase plans (within the meaning of Code Section 423)) of the Corporation or any Corporate Affiliate, would otherwise permit such Participant to purchase more than Twenty-Five Thousand Dollars ($25,000.00) worth of stock of the Corporation or any Corporate Affiliate (determined on the basis of the Fair Market Value per share on the date or dates such rights are granted) for each calendar year such rights are at any time outstanding.

B. For purposes of applying such accrual limitations to the purchase rights granted under the Plan, the following provisions shall be in effect:

(i) The right to acquire Common Stock under each outstanding purchase right shall accrue in a series of installments on each successive Purchase Date during the offering period on which such right remains outstanding.

(ii) No right to acquire Common Stock under any outstanding purchase right shall accrue to the extent the Participant has already accrued in the same calendar year the right to acquire Common Stock under one or more other purchase rights at a rate equal to Twenty-Five Thousand Dollars ($25,000.00) worth of Common Stock (determined on the basis of the Fair Market Value per share on the date or dates of grant) for each calendar year such rights were at any time outstanding.

C. If by reason of such accrual limitations, any purchase right of a Participant does not accrue for a particular Purchase Interval, then the payroll deductions that the Participant made during that Purchase Interval with respect to such purchase right shall be promptly refunded.

D. In the event there is any conflict between the provisions of this Article and one or more provisions of the Plan or any instrument issued thereunder, the provisions of this Article shall be controlling.

IX. EFFECTIVE DATE AND TERM OF THE PLAN

A. The Plan was adopted by the Board on February 11, 2000, and became effective at the Effective Time.

B. Unless sooner terminated by the Board, the Plan shall terminate upon the earlier of (i) the date on which all shares available for issuance under the Plan shall have been sold pursuant to purchase rights exercised under the Plan or (ii) the date on which all purchase rights are exercised in connection with a Change in Control. No further purchase rights shall be granted or exercised, and no further payroll deductions shall be collected, under the Plan following such termination.

X. AMENDMENT OF THE PLAN

A. The Board may alter, amend, suspend or terminate the Plan at any time to become effective as determined by the Board. However, the Plan may be amended or terminated immediately upon Board action, if and to the extent necessary to assure that the Corporation will not recognize, for financial reporting purposes, any compensation expense in connection with the shares of Common Stock offered for purchase under the Plan, should the financial accounting rules applicable to the Plan at the Effective Time be subsequently revised so as to require the Corporation to recognize compensation expense in the absence of such amendment or termination.

B. In no event may the Board effect any of the following amendments or revisions to the Plan without the approval of the Corporation's stockholders: (i) increase the number of shares of Common Stock issuable under the Plan, except for permissible adjustments in the event of certain changes in the Corporation's capitalization, (ii) alter the purchase price formula so as to reduce the purchase price payable for the shares of Common Stock purchasable under the Plan or (iii) modify the eligibility requirements for participation in the Plan.

XI. GENERAL PROVISIONS

A. All costs and expenses incurred in the administration of the Plan shall be paid by the Corporation; however, each Plan Participant shall bear all costs and expenses incurred by such individual in the sale or other disposition of any shares purchased under the Plan.

B. Nothing in the Plan shall confer upon the Participant any right to continue in the employ of the Corporation or any Corporate Affiliate for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Corporate Affiliate employing such person) or of the Participant, which rights are hereby expressly reserved by each, to terminate such person's employment at any time for any reason, with or without cause.

C. References in the Plan to a "business day" shall mean any day on which the exchange(s) or market(s) on which the shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

D. The provisions of the Plan shall be governed by the laws of the State of New York without resort to that State's conflict-of-laws rules.

APPENDIX

The following definitions shall be in effect under the Plan:

A. BOARD shall mean the Corporation's Board of Directors.

B. CASH EARNINGS shall mean (i) the regular base salary and commission payments paid to a Participant by one or more Participating Companies during such individual's period of participation in one or more offering periods under the Plan. Such Cash Earnings shall be calculated before deduction of (A) any income or employment tax withholdings or (B) any contributions made by the Participant to any Code Section 401(k) salary deferral plan or any Code Section 125 cafeteria benefit program now or hereafter established by the Corporation or any Corporate Affiliate. However, Cash Earnings shall NOT include any contributions made by the Corporation or any Corporate Affiliate on the Participant's behalf to any employee benefit or welfare plan now or hereafter established (other than Code Section 401(k) or Code Section 125 contributions deducted from such Cash Earnings).

C. CHANGE IN CONTROL shall mean a change in ownership of the Corporation pursuant to any of the following transactions:

(i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation in complete liquidation or dissolution of the Corporation, or

(iii) the acquisition, directly or indirectly, by a person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by or is under common control with the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders.

D. CODE shall mean the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

E. COMMON STOCK shall mean the Corporation's common stock.

F. CORPORATE AFFILIATE shall mean any parent or subsidiary corporation of the Corporation (as determined in accordance with Code Section 424), whether now existing or subsequently established.

G. CORPORATION shall mean Websense, Inc., a Delaware corporation, and any corporate successor to all or substantially all of the assets or voting stock of Websense, Inc. that shall by appropriate action adopt the Plan.

H. EFFECTIVE TIME shall mean the time at which the Underwriting Agreement is executed and the Common Stock priced for the initial public offering of such Common Stock. Any Corporate Affiliate that becomes a Participating Corporation after such Effective Time shall designate a subsequent Effective Time with respect to its employee-Participants.

I. ELIGIBLE EMPLOYEE shall mean any person who is employed by a Participating Corporation on a basis under which he or she is regularly expected to render more than twenty (20) hours of service per week for more than five (5) months per calendar year for earnings considered wages under Code Section 3401 (a). Employees in jurisdictions outside of the United States will not be "eligible employees" under a particular offering period if, as of the start of the offering period, the grant of purchase rights under such offering period would not be in compliance with the applicable laws, regulations or requirements of any jurisdiction in which the employee resides or is employed, as determined in the sole discretion of the Plan Administrator.

J. FAIR MARKET VALUE per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in Common Stock) on the date of determination, as reported in such source as the Plan Administrator deems reliable. If there is no closing selling price for the Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Plan Administrator in good faith in compliance with applicable laws.

(iii) For purposes of the initial offering period that began at the Effective Time, the Fair Market Value was deemed to be equal to the price per share at which the Common Stock was sold in the initial public offering pursuant to the Underwriting Agreement.

K. 1933 ACT shall mean the Securities Act of 1933, as amended.

L. PARTICIPANT shall mean any Eligible Employee of a Participating Corporation who is actively participating in the Plan.

M. PARTICIPATING CORPORATION shall mean the Corporation and such Corporate Affiliate(s) as may be authorized from time to time by the Board to extend the benefits of the Plan to their Eligible Employees. The Participating Corporations in the Plan shall be designated by the Board from time to time. Offering periods for Eligible Employees of each Corporate Affiliate will be treated as separate offering periods under the Plan.

N. PLAN shall mean the Corporation's 2000 Employee Stock Purchase Plan, as set forth in this document.

O. PLAN ADMINISTRATOR shall mean the committee of two (2) or more Board members appointed by the Board to administer the Plan.

P. PURCHASE DATE shall mean the last business day of each Purchase Interval. The initial Purchase Date was October 31, 2000.

Q. PURCHASE INTERVAL shall mean each successive six (6)-month period within the offering period at the end of which there shall be purchased shares of Common Stock on behalf of each Participant.

R. UNDERWRITING AGREEMENT shall mean the agreement between the Corporation and the underwriter or underwriters managing the initial public offering of the Common Stock.

APPENDIX B

The non-GAAP financial measures included in this proxy statement are billings and non-GAAP income from operations. We believe the presentation of these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provides meaningful information regarding our operating performance for the reasons discussed in the proxy statement.

Rollforward of Deferred Revenue by Quarter for 2012
(Unaudited and in thousands)

Deferred revenue balance at December 31, 2011	$ 393,034
Net billings during first quarter 2012	80,567
Less revenue recognized during first quarter 2012	(89,524)
Translation adjustment	(1)
Deferred revenue balance at March 31, 2012	$ 384,076
Deferred revenue balance at March 31, 2012	$ 384,076
Net billings during second quarter 2012	85,405
Less revenue recognized during second quarter 2012	(89,874)
Translation adjustment	(1)
Deferred revenue balance at June 30, 2012	$ 379,606
Deferred revenue balance at June 30, 2012	$ 379,606
Net billings during third quarter 2012	81,498
Less revenue recognized during third quarter 2012	(90,363)
Translation adjustment	(2)
Deferred revenue balance at September 30, 2012	$ 370,739
Deferred revenue balance at September 30, 2012	$ 370,739
Net billings during fourth quarter 2012	122,021
Less revenue recognized during fourth quarter 2012	(91,703)
Translation adjustment	—
Deferred revenue balance at December 31, 2012	$ 401,057

Reconciliation of GAAP Income from Operations to Non-GAAP Income from Operations
(Unaudited and in thousands)

	Three Months Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
GAAP Income from operations	$ 10,727	$ 11,452	$ 13,804	$ 5,555
Amortization of acquired technology(1)	539	539	539	538
Share-based compensation(2)	338	307	238	341
Gross profit adjustment	877	846	777	879
Amortization of other intangible assets expense (1)	1,512	1,511	1,512	1,512
Share-based compensation expense(2)	4,675	4,925	4,192	5,094
Operating expense adjustment	6,187	6,436	5,704	6,606
Non-GAAP Income from operations	$ 17,791	$ 18,734	$ 20,285	$ 13,040

(1) Amortization of acquired technology and other intangible assets. When conducting internal development of intangible assets (including developed technology, customer relationships, trademarks, etc.), GAAP accounting rules require that we expense the costs as incurred. In the case of acquired businesses, however, we are required to allocate a portion of the purchase price to the accounting value assigned to intangible assets acquired and amortize this amount over the estimated useful lives of the acquired intangibles. The acquired company, in most cases, has itself previously expensed the costs incurred to develop the acquired intangible assets, and the purchase price allocated to these assets is not necessarily reflective of the cost we would incur in developing the intangible asset. We eliminate these amortization charges from our non-GAAP operating results to provide better comparability of pre- and post-acquisition operating results and comparability to results of businesses utilizing internally developed intangible assets.

(2) Share-based compensation. Consists of non-cash expenses for employee stock options, restricted stock units and our employee stock purchase plan determined in accordance with the fair value method of accounting for share-based compensation. When evaluating the performance of our business and developing short and long-term plans, we do not consider share-based compensation charges. Although share-based compensation is necessary to attract and retain quality employees, our consideration of share-based compensation places its primary emphasis on overall shareholder dilution rather than the accounting charges associated with such grants. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, we believe that the exclusion of share-based compensation allows for more accurate comparison of our financial results to previous periods. In addition, we believe it is useful to investors to understand the specific impact of the application of the fair value method of accounting for share-based compensation on our operating results.

CORPORATE INFORMATION

Corporate Officers

John McCormack
Chief Executive Officer

Michael A. Newman
Executive Vice President,
Chief Financial Officer

Didier Guibal
Executive Vice President,
Worldwide Sales

Russ Dietz
Executive Vice President,
Chief Technology Officer

Christian Waage
Vice President, General Counsel
and Corporate Secretary

Board of Directors

John B. Carrington
Chairman

Charles M. Boesenberg[a]
Director

Bruce T. Coleman[a][b][c]
Chief Executive Officer,
El Salto Advisors

John McCormack
Chief Executive Officer,
Websense, Inc.

John F. Schaefer[a][b]
Lead Independent Director

Mark S. St.Clare
Director

Gary E. Sutton[a][c]
Director

Peter C. Waller[b][c]
Director

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Nominating and Corporate Governance Committee

Corporate Headquarters

Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121
Telephone: (858) 320-8000
www.websense.com

Stockholder Information
Investor Relations
Telephone: (877) 273-7379
http://investor.websense.com

Transfer Agent and Registrar
Computershare
250 Royall Street
Canton, MA 02021
Telephone: (800) 962-4284

Outside Corporate Counsel
Cooley LLP

Independent Accountants
Ernst & Young LLP

Notice of Annual Meeting
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121
June 12, 2013,
11 am Pacific Time

Stock Symbol
Nasdaq: WBSN

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WEBSENSE, INC.
10240 Sorrento Valley Road
San Diego, CA 92121 USA
Tel: 800.723.1166
Tel: 858.320.8000
www.websense.com

WEBSENSE INTERNATIONAL
TECHNOLOGY LIMITED
Minerva House
3rd Floor
Simmonscourt Road
Ballsbridge
Dublin 4, Ireland
Tel: 353(0)1.5360000